SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Marketletter

September/2008

DFS – Capital Management Department
DFSI – Investor Relations Division invest@eletrobras.com.br
www.eletrobras.com

Marketletter – September 2008	Analysis of the Result

ELETROBRÁS’ PERFORMANCE DURING THE THIRD QUARTER 2008

Eletrobrás recorded in the third quarter 2008 a net income of R$ 2,113.7 million, equivalent to R$ 1.87 per share, whereas in the same period of 2007 the Company registered a loss of R$ 174.1 million, equivalent to R$ 0.15 per share. Relating to the first nine months of the year, Eletrobrás registered a net income of R$ 3,098.1 million, equivalent to R$ 2.74 per share, whereas at the same period of 2007 it was registered a loss of 91.3 million, equivalent to R$ 0.08 per share.

Evolution of the Quarter Results

1. Eletrobrás System

As informed trough a Market Announcement, according to the change of the focus on the business of distribution of electric power and the new management model of the distribution companies of the Eletrobras System, formerly known as Federalized Companies and registered as a Temporary Investment, those companies will, from the third quarter of 2008, be registered as a permanent investment and will integrate the Consolidated Financial Statements of the Eletrobras System.

The Consolidated Financial Statement of the Eletrobrás System registered the following evolution:

Consolidated - R$ Million
3rd Quarter				January to September

2008	2007	Variation		2008	2007	Variation

7,154.1	5,784.8	23.7%	Operating Income	21,162.6	17,564.4	20.5%

5,682.8	5,125.0	10.9%	Operating Costs	16,311.0	14,646.8	11.4%

1,471.3	659.8	123.0%	Operating Profit (1)	4,851.6	2,917.6	66.3%

1,820.0	(757.5)	346.8%	Financial Result	453.3	(2.884,5)	115.7%

2,113.7	(174.1)	1314.1%	Net Income	3,098.1	(91,3)	3493.3%

1.87	(0.15)	1346.7%	Net Income per share	2,74	(0,08)	3525.0%

31,079.5	30,114.1	3.2%	Market Value	31,079.5	30,114.1	3.2%

20.6%	11.4%	9.2pp	Operacional margin (%)	22.9%	16.6%	6.3pp

29.6%	(3.0%)	32.6pp	Net margin (%)	14.6%	(0.5%)	15.1pp

(1)Operating Profit before the Financial Result
Operating Margin = Operating Profit / Operating Income
Net Margin = Net Income / Operating Income.
pp = percentual point

1.1 Ebitda’s Evolution

The total of the Ebtidas of the controlled companies, within the first nine months of 2008, totalized R$ 4.4 billion, 55.6% superior to the amount registered in the same period of 2007 when it was registered an amount of R$ 2.8 billion.

Relating to our generation and transmission companies of energy, Furnas presented a growth of 91.8%, changing from R$ 0.59 billion to R$1.1 billion, Chesf changed from R$ 1.6 billion to R$ 2.2 billion with a growth of 35.9%

Eletronorte, that supplies the Brazilian Isolated System, presented a growth of 56.4%, changing from R$ 0.38 billion in 2007 to R$ 0.59 billion in 2008. Eletrosul, that is still operating only as a transmission company, presented, in 2008, an EBTIDA of R$ 0.24 billion, 9.3% superior to the amount of R$ 0.22 billion registered in 2007. The value of EBTIDA obtained for each company of the Eletrobrás System is demonstrated after the Financial Statement of the companies.

Ebitda

2. Eletrobrás Shareholding Participations

The results obtained by the controlled companies of Eletrobrás had a positive effect on the Company’s result in the first nine months of 2008 in the amount of R$ 935.3 million, deriving from the evaluation of the corporate investments. At the same period of the previous year the Shareholding Participations registered a gain of R$ 398.8 million.

The table below shows the shareholding participations earnings of Eletrobrás.

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	30/09/2008	30/09/2007	30/09/2008	30/09/2007

Investiments in controlled companies
Equity method	433,877	(67,396)		-
Capital Income - ITAIPU	32,764	36,655	32,764	36,655

	466,641	(30,741)	32,764	36,655

Investiments in affiliates
Equity Method	316,549	317,840	316,549	317,840
Interest on Capital	40,458	179	40,458	180

	357,007	318,019	357,007	318,020

Other Investments
Interest on Capital	14,171	4,768	14,171	4,767
Dividends	50,782	59,690	50,782	59,690
Investments remuneration in partnerships	46,739	47,063	162,690	30,443

	111,692	111,521	227,643	94,900

	935,340	398,799	617,414	449,575

Equity Method, by company

	AFAC	Equity Method
	Monetary Variation	Result of the Period	Total
Furnas		431,441	431,441
Chesf		902,100	902,100
Eletrosul		180,660	180,660
Eletronorte		(956,066)	(956,066)
Eletronuclear		173,816	173,816
Itaipu		7,150	7,150
CGTEE		(148,729)	(148,729)
Manaus		(43,253)	(43,253)
Ceal	5,462	(22,557)	(17,095)
Eletroacre	3,381	(10,070)	(6,689)
Ceron	575	(72,230)	(71,655)
Cepisa	6,429	(32,684)	(26,255)
Eletropar		8,452	8,452
Total	15,847	418,030	433,877

3 – Financial Result

The devaluation of the Real in relation to the US dollar and the fact that Eletrobrás holds relevant part of its receivables (net) – R$ 13,955 million (US$ 7,290 million) – indexed to the US currency, created a positive effect on the Company’s result in the first nine months of 2008. Within this period of nine months Eletrobrás registered an income of R$ 988.1 million deriving from the currency variation, whereas in the third quarter it was of R$ 2,569.4 million.

At the same period of nine months of 2007 it was registered a loss of R$ 2,447.9, R$ 608.5 million relating to the third quarter of 2007.

Regarding the monetary variations deriving from the internal indices, within this period of nine months 2008 the Company registered a gain of R$ 865.2 million (R$ 111.5 in the third quarter). At the same period of 2007 it was obtained a gain of R$ 378.0 million (R$ 209.3 million, in the third quarter), as per table below:

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	30/09/2008	30/09/2007	30/09/2008	30/09/2007

Financial Revenues (Expenses)

Revenue from Interest, commissions and taxes	2,600,268	2,613,305	739,924	892,306
Debt Charges	(365,506)	(337,530)	(969,699)	(517,445)
Charges on shareholders’ remuneration
Revenue from financial applications	(1,103,730)	(1,002,241)	(1,126,021)	(1,609,517)
Other revenues (expenses)	638,877	384,025	907,789	608,664
	(30,629)	106,955	(265,645)	(1,238)

	1,739,280	1,764,514	(713,652)	(624,754)
Net monetary and currency variation
Net monetary variation	865,175	378,010	311,743	(85,919)
Net currency variation	988,057	(2,447,893)	855,193	(2,173,779)

	1,853,232	(2,069,883)	1,166,936	(2,259,697)

	3,592,512	(305,369)	453,284	(2,884,451)

The main indices of financing and onlending contracts showed the following variation in the periods:

Evolution of the Market Price Index (IGP-M) and the Dollar

3.1 – Loans Granted

By the end of the third quarter of 2008, Eletrobrás held 769 contracts granted of loans and financings, totalizing R$ 38,077,697 thousand (June 30, 2008 – R$ 34,399,568 thousand), as per table below:

	US$ thousand
Currency	(equivalent)%		R$ thousand

US$ Dollar	8,707,327	43.77%	16,668,436
IGP-M	5,434,656	27.32%	10,403,562
Real	5,335,179	26.82%	10,213,133
Yen	229,300	1.15%	438,948
EURO	184,724	0.94%	353,617

Total	19,891,186	100.00%	38,077,696

PARENT COMPANY

30/09/2008				30/06/2008

CURRENT		PRINCIPAL		CURRENT		PRINCIPAL

CHARGES			NON-	CHARGES			NON-

AVERAGE	VALUE	CURRENT	CURRENT	AVERAGE	VALUE	CURRENT	CURRENT
RATE				RATE

Controlled co’s
FURNAS	8,901	634,887	532,165	8,67%	4,361	606,725	486,778
CHESF	31,673	413,841	3,053,098	11,64%	27,746	393,937	3,115,177
ELETROSUL	327	17,482	246,407	6,14%	299	11,067	200,575
ELETRONORTE	21,982	176,175	6,947,253	15,73%	24,436	120,987	6,618,295
ELETRONUCLEAR	68.382	131,495	2,521,042	12,33%	52,354	122,392	2,432,313
CGTEE	4,330	-	371,012	11,68%	53	93,927	2,609
	3,869	149,428	499,942	8,02%	2,299	152,503	217,709
MANAUS
CEAL	3,335	30,692	309,493	12,23%	2,909	23,650	280,448
CERON	3,758	47,086	371,433	11,44%	1,342	37,481	372,487
CEPISA	774	62,496	350,394	9,88%	441	71,163	301,135
ELETROACRE	370	9,398	32,291	2,49%	369	7,918	32,245
ITAIPU	-	49,921	15,237,583	7,07%	-	41,513	12,824,327

	147,701	1,722,901	30,472,113		116,609	1,683,264	26,884,098

OTHER
CEMIG	2,238	62,206	332,010	6,76%	2,414	66,144	344,352
COPEL	433	4,301	68,194	8,39%	209	3,557	36,736
CEEE	236	55,536	55,026	9,33%	342	54,599	83,971
DUKE	3,944	169,069	806,626	10,00%	4,107	163,404	838,695
AES	5,034	215,810	1,029,604	10,00%	5,243	208,579	1,070,537
TIETÊ
AES ELETROPAULO	271,294	120,904	-	9,30%	268,227	120,904	2,972
TRACTBEL	771	28,883	48,234	12,00%	834	28,172	55,178
CELPE	844	16,104	83,088	4,44%	763	16,286	87,006
CEMAR	1,106	15,996	293,798	6,07%	1,059	13,773	285,672
CESP	1,193	27,318	240,253	9,33%	1,222	26,591	244,393
OUTRAS	84,447	318,969	1,479,335	-	76,047	289,380	1,413,106
( - )	(53,147)	(54,675)	-	-	(48,496)	(50,381)	-
PCLD

	318,393	980,421	4,436,168		311,971	941,009	4,462,618

TOTAL	466,094	2,703,322	34,908,281		428,580	2,624,272	31,346,716

CONSOLIDATED

	30/09/2008				30/06/2008

	CURRENT		PRINCIPAL		CURRENT		PRINCIPAL

	CHARGES			NON-	CHARGES			NON-

	AVERAGE	VALUE	CURRENT	CURRENT	AVERAGE	VALUE	CURRENT	CURRENT
	RATE				RATE

Controlled co’s
FURNAS	-	-	-	-	-	-	-	-
CHESF	-	-	-	-	-	-	-	-
ELETROSUL	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
ELETRONORTE
ELETRONUCLEAR	-	-	-	-	-	-	-	-
CGTEE	-	-	-	-	-	-	-	-
MANAUS	-	-	-	-	-	-	-	-
CEAL	-	-	-	-	-	-	-	-
CERON	-	-	-	-	-	-	-	-
CEPISA	-	-	-	-	-	-	-	-
ELETROACRE	-	-	-	-	-	-	-	-
ITAIPU	-	-	24,961	7,618,792		-	20,757	6,412,163

		-	24,961	7,618,792		-	20,757	6,412,163

OTHER
CEMIG		2,238	62,206	332,010	6.76%	2,414	66,144	344,352
COPEL		433	4,301	68,194	8.39%	209	3,557	36,736
CEEE		236	55,536	55,026	9.33%	342	54,599	83,971
DUKE		3,944	169,069	806,626	10.00%	4,107	163,404	838,695

AES TIETÊ	5,034	215,810	1,029,604	10.00%	5,243	208,579	1,070,537
AES ELETROPAULO	271,294	120,904	-	9,30%	268,227	120,904	2,972
TRACTBEL	771	28,883	48,234	12.00%	834	28,172	55,178
CELPE	844	16,104	83,088	4.44%	763	16,286	87,006
CEMAR	1,106	15,996	293,798	6.07%	1,059	13,773	285,672
CESP	1,193	27,318	240,253	9.33%	1,222	26,591	244,393
OUTRAS	84,708	421,521	1,620,388	-	76,106	391,106	1,457,318
( - ) PCLD	(53,147)	(54,675)	-	-	(48,496)	(50,381)	-

	318,654	1,082,973	4,577,221		312,030	1,042,735	4,506,830

TOTAL	318,654	1,107,934	12,196,013		312,030	1,063,491	10,918,993

The long-term installment of the loans and financing granted with own and sectoral resources, including onlendings, have the following maturities:

	2009	2010	2011	2012	2013	Após 2013	TOTAL

Parent Company	3,126,925	2,540,169	2,444,484	2,371,363	2,405,624	22,019,716	34,908,281
Consolidated	1,092,463	887,467	854,037	828,490	840,460	7,693,096	12,196,013

3.2 – Loans Obtained

Eletrobrás ended this third quarter of 2008 with 13 payable contracts, amongst loans, financings and bonds, which totalized R$ 3,351,923 thousand (June 30, 2008 – R$ 1,775,533 thousand), shown as follows:

	US$
Currency	thousand(equivalent)%		R$ thousand

Dólar Norte-Americano	1,417,694	80.97%	2,713,892
Yen	208,228	11.89%	398,611
EURO	125,069	7.14%	239,419

Total	1,750,991	100.00%	3,351,922

	Parent Company

	30/09/2008				30/06/2008

	CURRENT		PRINCIPAL		CURRENT		PRINCIPAL

	CHARGES			NON-	CHARGES			NON-

	AVERAGE	VALUE	CURRENT	CURRENT	AVERAGE	VALUE	CURRENT	CURRENT
	RATE				RATE

Foreign Currency
Financial Institutions
IDB	5.63%	9,741	35,618	320,558	5.62%	3,890	29,619	266,571
Corporación Andino de	4.76%	23,471	-	1,340,010	8.03%	1,398	6,254	159,190
Fomento - CAF
Kreditanstalt fur Wiederaufbau	5.73%	1,871	27,854	90,860	5.73%	155	23,801	84,557
- KFW
AMFORP & BEPCO	6.50%	5	327	-	6.50%	-	176	91
Dresdner Bank	6.25%	2,402	25,574	90,859	6.25%	199	23,800	84,557
Eximbank	2.15%	3,829	39,478	355,304	2.15%	1,533	32,906	296,155
Other		4,361	1,934	386,481	6.40%	302	1,610	13,941

		45,681	130,785	2,584,071		7,478	118,167	905,062

Bonds
Bonds - Dresdner Bank	7.75%	17,095	-	574,290	7.75%	3,525	-	477,570

		17,095	-	574,290		3,525	-	477,570

Other
National Treasury - ITAIPU		-	-	-		-	-	-

		62,776	130,785	3,158,361		11,002	118,167	1,382,632

Local Currency
FIDC		-	-	-		-	-	-
Other		-	-	-		-	-	-

		62,776	130,785	3,158,361		11.002	118.167	1.382.632

	CONSOLIDATED

30/09/2008				30/06/2008

CURRENT		PRINCIPAL		CURRENT			PRINCIPAL

CHARGES			NON-	CHARGES				NON-

AVERAGE	VALUE	CURRENT	CURRENT	AVERAGE		VALUE	CURRENT	CURRENT
RATE				RATE

Foreign Currency
Financial
Institutions

IBD	9,741	35,618	320,558	5.62%	3,890	29,619	266,571
Corporación Andino de	23,471	-	1,340,010	8.06%	1,398	6,254	159,190
Fomento - CAF
Kreditanstalt fur Wiederaufbau	2,740	51,431	102,649	5.73%	357	45,743	95,528
- KFW
AMFORP &	5	327	-	6.50%	-	176	91
BEPCO
Dresdner Bank	2,759	37,020	96,582	6.25%	283	34,452	89,883
Eximbank	3,829	39,478	355,304	2.15%	1,533	32,906	296,155
Other	5,845	15,903	409,446		983	14,036	24,893

	48,391	179,777	2,624,548		8,445	163,187	932,311

Bonds
Bonds - Dresdner	17,095	-	574,290	7.75%	3,525		477,570
Bank

	17,095	-	574,290		3,525	-	477.570

Other
National Treasury	13,639	392,519	10,029,193		5,171	337,286	8,392,792
- ITAIPU

	13,639	392,519	10,029,193		5,171	337,286	8,392,792

	79,126	572,296	13,228,031		17,141	500,473	9,802,673

Local Currency
FIDC	-	233,493	134,570		10.209	101,511	1,169,746
Other	57,930	250,902	2,406,286		55,157	416,879	1,331,897

	57,930	484,395	2,540,856		65,366	518,390	2,501,643

	137,056	1,056,691	15,768,887		82,507	1,018,863	12,304,316

a) The debts are guaranteed by the Government and/or by Eletrobrás

b) The total debt in foreign currency, including financial charges, corresponds in the parent company to R$ 3,351,923 thousand, equivalent to US$ 1,750.991 thousand and the consolidated debt amounts to R$ 13,879,453 thousand, equivalent to US$ 7,250,406 thousand. The percentage breakdown by currency is presented as follows:

	US$	EURO	YEN

Parent Company	81%	7%	12%
Consolidated	94%	3%	3%

c) The loans and financings are subject to charges, at an average rate in 2008 of 6.69% p.a and of 6.93% p.a. in 2007.

d) The long-term loans and financing stated in thousand of US dollars have the following maturities:

	2009	2010	2011	2012	2013	Após 2013	TOTAL

Parent Company	62,160	104,426	104,426	104,426	94,382	1,180,058	1,649,878
Consolidated	179,519	656,756	497,848	621,402	537,022	5,744,871	8,237,419

4 – Operating Provisions

				R$ thousand

	Parent Company		Consolidated

	30/09/2008	30/09/2007	30/09/2008	30/09/2007

Contingencies	-	-	(320,414)	245,151
PCLD – Consumers and Resellers	(1,232)	1,206	(53,956)	417,144
PCLD – RTE	-	-	2,668	251,328
PCLD - ICMS	-	-	(110,929)	91,175
PCLD – Financings and Loans	65,358	43,379	65,358	20,515
Marketable Securities		-		-
Temporary Investments	-	-		-
Unsecured Liabilities	-	-		-
(-) Reversion		-		-
Unsecured Liabilities	657,508	-	657,508	-
Losses in the operation	697,150	-	697,150	-
Present Value Adjustment		-		-
Disposal of Assets		-	270,682	-
Other	(28,473)	(11,954)	(55,765)	(12,860)

Total	1,390,311	32,631	1,152,302	1,012,453

5 – Financial Result, for information purposes, with and without Itaipu Binacional

Following, we presented, for analysis, the summary of the Balance Sheet and the Consolidated Income Statement, excluded the effects of the pro rata consolidation of Itaipu Binacional. The information aims at making clear the influence of the Accounting Statement of Itaipu Binacional in the Consolidated Statement of the Eletrobrás System, taking into account its specificities, not being considered, in any way, as the Consolidated Accounting Statement of the Eletrobrás System.

Consolidated Balance Sheet
(for information purposes, only)

	30/09/2008

	WITHOUT ITAIPU	WITH ITAIPU

Assets
Current
Consumers and Resellers	3,956,872	4,000,545
Loans and Financing	1,451,547	1,426,587
Other	17,912,523	18,107,135

	23,320,942	23,534,267

Non-Current
Long-term
Loans and Financing	19,756,876	12,196,012
Other	9,387,487	9,518,445

	29,144,363	21,714,457

Investments	6,013,713	5,917,998
Property, plant and equipment, deferred and	58,475,389	76,916,895
intangible

	64,489,102	82,834,893

Total Assets	116,954,407	128,083,617

Liability and Stockholders Equity
Current
Loans and Financing	785,623	1,193,746
Suppliers	2,957,877	2,325,019
Other	7,572,020	8,088,650

	11,315,521	11,607,415

Non-Current
Loans and Financing	5,726,315	15,768,887
Other	15,368,860	16,163,603

	21,095,175	31,932,491

Stockholders participation - ANDE	202,307	202,307
Stockholders Equity	84,341,405	84,341,405

	84,543,712	84,543,712

Total Liabilities and Stockholders Equity	116,954,407	128,083,617

     R$ thousand
Statement of Income
(for information purposes, only)

	30/09/2008

	WITHOUT ITAIPU	WITH ITAIPU

Operating Revenues
Transactions with electric energy	21,763,219	21,877,178
Deduction	(1,602,926)	(1,602,925)
Other	270,870	270,915

	20,431,163	20,545,168

Operating Expenses
Energy purchased for resale	(7,511,825)	(5,512,349)
Depreciation and Amortization	(1,749,533)	(1,749,533)
Result to compensate from Itaipu	-	(493,221)
Other	(7,702,826)	(8,555,884)

	(16,964,184)	(16,310,987)

Operating Result Before
Financial Result	3,466,980	4,234,181

Financial Result	1,214,211	453,284
Result of corporate participation	624,564	617,414
Resultado Operacional	5,305,754	5,304,879

Non-Operating Result	(295,391)	(294,516)
Result before CSLL and IRPJ	5,010,364	5,010,363

CSLL and IRPJ	(1,952,560)	(1,952,560)
Result before participations	3,057,803	3,057,803

Minority Participation	40,284	40,284

Net Income for the Period	3,098,087	3,098,087

Net Income per share	R$ 2.74	R$ 2.74

Marketletter – September 2008	Eletrobrás

Balance Sheet for the period ended on September 30
(R$ thousand)

	Parent Company		Consolidated

Assets	2008	2007	2008	2007
		reclassified		reclassified

Current Assets
Cash and banks	8,747,103	4,851,560	11,908,350	8,219,553
Consumers and resellers	1,435,725	1,323,225	4,000,545	4,235,259
Loans and financing	3,169,416	6,462,797	1,426,587	1,243,436
Fuel consumption account - CCC	709,616	700,336	699,657	733,121
Investment remuneration	401,886	227,185	141,500	63,422
Renegotiated credits	79,969	115,253	589,046	599,100
Deferred assets	1,196,134	958,229	2,242,464	1,762,047
Reimbursement rights	-	217,456	5,019	217,456
Debtors	653,624	187,893	850,195	348,749
Stored materials	1,995	1,947	729,462	602,377
Expenses paid in advance	0	-	335,415	73,152
Others	139,193	143,356	606,027	679,932

	16,534,661	15,189,238	23,534,267	18,777,603

Non-Current Assets
Loans and financing	34,908,281	28,948,013	12,196,012	10,581,633
Renegotiated credits	173,602	2,439,526	1,929,953	4,281,905
Bonds and marketable securities	1,331,403	1,229,830	1,335,867	1,233,233
Stored nuclear fuel	-	-	639,368	544,547
Studies and projects	298,265	292,469	317,808	312,012
Consumers and resellers	-	-	34,796	356,929
Deferred assets	756,351	926,598	1,987,334	2,030,394
Collaterals and linked deposits	-	266,450	169,676	597,153
Fuel consumption account - CCC	561,227	510,505	561,227	510,505
Reimbursement rights	2,048,589		2,048,589
Others	94,150	23,866	489,800	398,250

	40,171,868	34,637,258	21,710,430	20,846,561

Advances for shareholding participation	1,699,959	705,630	4,027	80,383

	41,871,827	35,342,888	21,714,457	20,926,943

Investments
Property, plant and equipment	44,217,941	43,077,024	5,917,998	4,926,296
Intangible	25,432	30,068	74,702,404	73,426,313
Deferred	54,169	56,021	493,551	477,760

	20,817	5,899	1,720,940	2,500,780

Total Assets	44,318,359	43,169,012	82,834,893	81,331,149

	102,724,847	93,701,138	128,083,617	121,035,695

	Parent Company		Consolidated

Liabilities and Stockholders’ Equity	2008	2007	2008	2007
		reclassified		reclassified

Current Liabilities
Loans and financing	193,561	170,865	1,193,746	1,638,336
Compulsory loan	91,373	97,575	92,114	97,575
Suppliers	1,544,602	1,418,500	2,325,019	2,053,142
Advances from clients	222,928	156,948	260,028	190,346
Taxes and social contributions	675,751	489,429	2,051,124	1,592,025
Fuel consumption account - CCC	652,374	667,089	663,972	695,881
Shareholders’ remuneration	205,617	147,903	223,845	163,321
Credits from the National Treasury	68,905	56,432	68,905	56,432
Estimated obligations	83,464	22,541	565,113	442,114
Reimbursement obligations	975,602	482,647	975,602	482,647
Complementary security fund	-	-	211,308	403,760
Provisions for contingencies	-	-	1,329,763	1,163,281
Regulatory charges	-	-	459,608	-
Remuneration and reimbursement	-	-	619,388	-
Others	-	-	-	340,164

	33,050	32,064	567,880	1,190,361

Non-Current Liabilities	4,747,227	3,741,993	11,607,415	10,509,383
Loans and financing
Credits from the National Treasury	3,158,361	1,681,668	15,768,887	15,353,254
Supply	1,564,873	429,208	411,386	429,208
Global Reversion Reserve - RGR	-	-	7,672	292,849
Compulsory loan	6,892,838	6,473,248	6,942,476	6,473,248
Taxes and social contributions	122,708	109,269	122,708	109,269
Decommissioning of assets obligation	-	-	1,593,383	1,412,763
Anticipated energy sale	-	-	219,819	331,832
Fuel consumption account - CCC	-	-	1,028,410	1,066,973
Provisions for contingencies	561,227	510,505	1,463,199	750,968
Complementary pension fund	987,804	1,244,508	2,036,201	2,620,954
Provision for uncovered liability in controlled co’s	-	-	845,920	1,824,995
Reimbursement obligation	316,180	748,160	0	(0)
Others	0	-	1,153,487	-

	32,224	45,740	338,942	837,889

Non-controlling shareholders’ participation	13,636,215	11,242,307	31,932,490	31,504,202

	-	-	202,307	305,271

Stockholders’ Equity
Social Capital
Capital Reserves	26,156,567	24,235,829	26,156,567	24,235,829
Re-evaluation reserves	26,056,781	25,907,304	26,056,781	25,907,304
Income reserves	201,121	212,049	201,121	212,049
Accrued income	24,673,752	24,720,636	24,673,752	24,720,636

	3,105,075	(72,828)	3,105,075	(72,828)

Advances for capital increase	80,193,296	75,002,990	80,193,296	75,002,990

	4,148,109	3,713,848	4,148,109	3,713,848

Total Liabilities and Stockholders’ Equity	84,341,405	78,716,838	84,341,405	78,716,838

	102,724,847	93,701,138	128,083,617	121,035,694

Statement of Income for the period ended on September 30
(R$ thousand)

	Parent Company		Consolidated

Operating Revenues	2008	2007	2008	2007

Operations of electric energy	6,406,163	5,337,929	21,877,178	18,345,768
Charges on Energy sold	144	1,621	131,246	158,021
(-) Sectorial charges	-	-	(883,726)	(889,294)
(-) ICMS	-	-	(719,199)	(625,936)
Shareholding participations	935,340	398,799	617,414	449,575
Other revenues	2,086	-	139,669	126,229

	7,343,733	5,738,349	21,162,582	17,564,363

Operating Expenses
Personnel, Material and Services	188,947	178,278	3,892,446	3,464,972
Electric energy purchased for resale	6,066,019	5,232,637	5,512,349	4,549,342
Fuel for production of electric energy	-	-	914,749	435,094
Social contributions - PASEP and COFINS	90,780	45,974	1,093,199	756,109
Use of electric grid	-	-	807,778	738,787
Remuneration and reimbursement	-	-	798,809	439,758
Depreciation and amortization	5,218	5,229	1,749,533	1,619,546
Operating provisions	(1,390,311)	32,631	(1,152,302)	1,012,453
Sales of assets loss	1,436,222		1,501,243
Result from Itaipu to compensate	-	-	493,221	374,120
Donations and contributions	102,043	98,681	132,340	143,777
Others	98,077	274,197	567,622	1,112,818

	6,596,995	5,867,627	16,310,987	14,646,776

Operating Result before Financial Result	746,738	(129,278)	4,851,595	2,917,587

Financing revenues (expenses)
Interest, commission and taxes - revenues	2,600,268	2,613,305	739,924	892,306
Debt charges	(365,506)	(337,530)	(969,699)	(517,445)
Shareholders resources charges	(1,103,730)	(1,002,241)	(1,126,021)	(1,609,517)
Revenue from financial	638,877	384,025	907,789	608,664
Net monetary variation	865,175	378,010	311,743	(85,919)
Net exchange variation	988,057	(2,447,893)	855,193	(2,173,779)
Other financing revenues (expenses)	(30,629)	106,955	(265,645)	1,239

Financial Result	3,592,512	(305,369)	453,284	(2,884,451)

Operating Result	4,339,250	(434,647)	5,304,879	33,136

Non-Operating Result	13	1,365	(294,516)	(19,070)

Result before Social Contribution, Income Tax and Minority
Participation	4,339,263	(433,282)	5,010,363	14,066

Income tax	(909,861)	275,085	(1,431,921)	(61,293)

Social Contribution	(331,315)	66,880	(520,639)	(55,994)

Result before Participations	3,098,087	(91,317)	3,057,803	(103,221)
Income participation	-	-	-	57

Minority Participation	-	-	40,284	11,847

Net income (loss) for the period	3,098,087	(91,317)	3,098,087	(91,317)

Net income (loss) per share	R$2.74	(R$0.08)	R$2.74	(R$0.08)

Cash Flow for the period ended on September 30
(R$ thousand)

	Parent company		Consolidated
	2008	2007	2008	2007

Operating Activities

Net income for the period	3,098,088	(91,317)	3,098,088	(91,317)

Adjustments to reconcile net income with cash generated by operations
Depreciation and amortization	5,217	5,229	1,749,532	1,620,399
Long-term net monetary variations	(1,901,224)	1,796,079	(1,212,910)	2,281,457
Adjustment in investments	(843,712)	(600,684)	432	(227,921)
Regulatory assets	(437,334)	-	(437,334)	-
Long-term provisions	94,578	(881,106)	719,123	(457,800)
Adjusted to present value	-	-	-	-
Minority participation result	-	-	(40,284)	(11,847)
Financial charges applied over stockholders equity	1,069,265	972,366	1,076,222	978,693
Result from Itaipu to compensate	-	-	493,221	(205,204)
Sales of assets	-	-	86,996	61,243
Other	157,394	519,499	376,882	33,072

	1,242,272	1,720,066	5,909,968	3,980,775

(Increases) decreases in operating assets
Consumers and resellers	(86,467)	(194,455)	(378,202)	239,711
Loans and financing - principal	(151,340)	(194,528)	88,002	(2,072)
Loans and financing - charges	16,252	(283,194)	(8,077)	-
Fuel consumption account - CCC	(160,149)	159,687	(158,570)	144,138
Investment remuneration	233,471	316,546	10,968	111,033
Bonds and marketable securities	-	-	-	-
Renegotiated credits	32,834	(8,318)	(62,771)	(246,942)
Tax credits	577,081	255,192	200,608	109,272
Reimbursement right	179,460	(135,798)	174,441	(135,798)
Debtors	(362,784)	(185,615)	(422,837)	(215,517)
Stored materials	524	480	(126,285)	(39,201)
Others	(65,184)	(26,100)	(161,237)	(146,527)

	213,698	(296,097)	(843,960)	(203,265)

Increases (decreases) in operating liabilities
Reimbursement obligations	531,377	482,647	531,377	(48,772)
Loans and financing - principal	4,471	(24,516)	(320,440)	(355,096)
Loans and financing - charges	49,660	25,413	84,987	-
Compulsory loan	(5,336)	(13,531)	(4,595)	(13,531)
Suppliers	275,238	258,579	33,090	(252,094)
Anticipated energy sale	20,678	-	22,587	55,437
Taxes and social contributions	(416,809)	(429,054)	227,286	67,281
Fuel consumption account - CCC	136,956	(169,789)	148,554	(181,145)
Shareholders’ remuneration	(675,385)	(418,594)	(679,069)	(427,890)
Credits from the National Treasury	10,754	5,309	10,754	5,309
Estimated obligations	5,189	15,259	138,846	147,450
Complementary security plan	-	-	27,796	57,747
Provisions for contingencies	-	-	300,654	165,270
Research and development	-	-	104,491	482,647
Others	(598)	(186,129)	(88,577)	118,049

	(63,803)	(454,406)	537,743	(228,971)

Resources from (applied in) operating activities	1,392,167	969,563	5,603,751	3,548,539

Financing Activities
Resources received from shareholders and others	-	-	-	133,660
Long-term loans and financing obtained	1,296,878	-	2,056,819	1,216,255
Long-term financing obtained transferred to current	(782,369)	(512,395)	(1,851,409)	(1,914,612)
Shareholders remuneration	-	-	11,170	1,883
Loans and financing -granted	(1,332,539)	(682,100)	(463,913)	(629,524)
Loans and financing granted - receipt	3,726,630	2,182,548	2,084,140	2,706,514
Refinancing obtained (transferred from current to non-current liabilities)	-	28,010	1,696	223,941
Refinancing granted (transferred from current to non-current assets)	(1,709,566)	(741,011)	(369,206)	(1,076,448)
Compulsory loan and Global Reversion Reserve	556,458	702,496	556,458	702,496
Others	26,248	(1,154)	(107,403)	17,087

Resources from (applied in) financing activities	1,781,740	976,394	1,918,352	1,381,253

Investment Activities
Acquisition of permanent assets	(15,355)	(7,895)	(2,994,227)	(2,405,591)
Investments	(168,050)	35,625	(685,562)	94,769
Dividends received	171,067	-	171,067	-
Resources from (applied in) investment activities	(12,338)	27,730	(3,508,722)	(2,310,822)

Increase (reduction) in cash and cash equivalent	3,161,569	1,973,687	4,013,381	2,618,970

Cash and cash equivalent – beginning of period	5,585,519	2,877,879	8,094,907	5,600,583
Cash and cash equivalent – end of period	8,747,103	4,851,560	11,908,350	8,219,553

	3,161,584	1,973,681	3,813,443	2,618,970

Structure of Eletrobrás

% = Participation in total capital
IC = Installed Capacity
TL = Extension of transmission lines

Capital structure

As at September 30, 2008 the capital of Eletrobrás had the following composition:

Shareholders	Common		Pref. "A"		Pref. "B"		Total

Total	905,023,527%		146,920%		227,186,643%		1,132,357,090%

Federal Gov.	488,656,241	53.99%			35,191,002	15.49%	523,847,243	46.26%
BNDESpar	133,757,950	14.78%					133,757,950	11.81%
FND	45,621,589	5.04%					45,621,589	4.03%
FGP	40,000,000	4.42%					40,000,000	3.53%
Others	196,987,747	21.77%	146,920	100.00%	191,995,641	84.51%	389,130,308	34.36%
Under CBLC Custody	196,921,479	21.76%	84,472	57.50%	148,792,898	65.44%	345,672,945	30.53%
Residents	64,207,576	7.43%	84,472	57.50%	45,725,424	21.64%	110,017,472	10.29%
Non-residents	60,771,186	6.23%			70,707,077	32.39%	131,478,263	11.48%
ADR Prog.	71,942,717	8.10%			32,360,397	11.40%	104,303,114	8.76%
Others	66,268	0.01%	62,448	42.50%	43,202,743	19.07%	43,457,363	3.84%
Residents	38,539		62,421	42.49%	43,198,741	19.07%	43,299,701	3.83%
Non-residents	27,729		27	0.02%	4,002		31,758

Eletrobrás’ Shareholders

Tipo	09/30/2008	06/30/2008	Variation

Common	4,149	4,213	(1.5%)
Pref.	15,985	16,126	(0.8%)

Total	20,134	20,339	(1.0%)

In the third quarter of 2008, the amount of shareholders decreased 1.0% . There was a decrease of 1.5% of the common shareholders and 0.8% of the preferred shareholders.

Eletrobrás’ non-resident Shareholders

Tipo	09/30/2008	06/30/2008	Variation

Common	442	373	18.5%
Pref.	341	318	7.2%

Total	783	691	13.3%

There was an increase of 13.3% of non-resident shareholders in the third quarter of 2008. It can be noticed an increase of 18.5% of the commons shareholders and 7.2% of the preferred shareholders.

Eletrobrás’ resident shareholders

Tipo	09/30/2008	06/30/2008	Variation

Common	3,707	3,840	(3.4%)
Pref.	15,644	15,808	(1.0%)

Total	19,351	19,648	(1.5%)

Concerning the resident shareholders, in the third quarter of 2008, there was a decrease in share participation of 1.5% . There was a decrease of 3.4% in the common shares participation and 1.0% in the preferred shares.

Share performance analysis

Analysis of Eletrobrás’ shares and Ibovespa

The table below represents, in index-numbers, the performance of Eletrobrás’ shares and Ibovespa. In the period of December, 2007 to September, 2008 the Ibovespa had a negative variation of 22.45%, whereas the common shares (ELET3) and the preferred shares (ELET6) had a positive variation of 18.26% and 4.79%, respectively.

	ELET 3	ELET 6	IBOVESPA

Dec-07	100.00	100.00	100.00
Jan-08	91.52	97.08	93.12
Feb-08	103.93	108.06	99.38
Mar-08	111.99	109.80	95.43
Apr-08	104.47	112.42	106.23
May-08	123.23	117.65	113.63
Jun-08	123.69	113.51	101.77
Jul-08	127.04	114.29	93.14
Aug-08	123.28	109.11	87.16
Sep-08	118.26	104.79	77.55

Eletrobrás Preferred Shares - ELET6

During the third quarter of 2008, the Eletrobrás’ preferred shares (ELET6) had a devaluation of 7.68% from R$26.05 on June 30 to R$24.05 on September 30. The maximum price reached by the preferred shares was R$27.60, on July 16 and the lowest price registered was R$19.47 on September 17.

Trading Performance

São Paulo Stock Exchange

2008	Price (Average daily price)	Number of Trades (Average daily number)	Number of Shares (Average daily number)

Jan	22.62	1,259	1,265,614
Feb	24.54	1,252	1,237,811
Mar	26.24	1,382	1,310,840
Apr	25.56	1,257	1,390,600
May	25.01	1,510	1,360,830
Jun	26.13	1,522	1,150,724
Jul	25.86	1,454	1,187,350
Aug	25.05	1,538	1,302,614
Sep	22.96	2,090	1,608,086

Eletrobrás’ Common Shares - ELET 3

During the third quarter of 2008, the Eletrobrás’ common shares (ELET3) had a devaluation of 4.39% from R$29.60 on June 30 to R$28.30 on September 30. The maximum price reached by the preferred shares was R$31.25 on August 05 and the lowest price registered was R$22.36 on September 17.

Trading Performance

São Paulo Stock Exchange

2008	Price (Average daily price)	Number of Trades (Average daily number)	Number of Shares (Average daily number)

Jan	22.61	945	985,810
Feb	24.21	1,136	1,276,942
Mar	26.71	1,283	1,258,735
Apr	25.76	1,241	1,372,719
May	25.80	1,271	1,315,750
Jun	29.58	1,547	1,373,771
Jul	29.31	1,520	1,372,818
Aug	29.30	1,574	1,495,819
Sep	26.71	1,924	1,563,818

ADR Programs

ADR Level I

The Eletrobrás’ shares traded in the American over-the counter-market, through the ADR level 1 program, had a valuation in the 09 months to the common shares (CAIFY) of 10.81%, whereas the preferred ones (CAIGY) – had a devaluation in the same period of 1.16% . The North American Dollar had a valuation in relation to the Real of 8.07% in the 09 months of 2008.

Monthly Variation Table

2008	CAIFY	CAIGY	Dollar

Jan	(4.56%)	(1.94%)	(0.62%)
Feb	17.72%	16.60%	(4.37%)
Mar	5.50%	(2.03%)	3.91%
Apr	(5.21%)	7.96%	(3.54%)
May	24.40%	7.05%	(3.43%)
Jun	2.49%	(1.50%)	(2.30%)
Jul	4.31%	1.82%	(1.59%)
Aug	(7.75%)	(9.55%)	4.33%
Sep	(19.61%)	(15.84%)	17.13%

Accumulated	10.81%	(1.16%)	10.13%

CAIGY — Eletrobrás’ Preferred Shares

During the third quarter of 2008, Eletrobrás’ ADRs of preferred shares registered the highest price on July 16, closing at US$17.25. The lowest price registered, in the same period, was of US$10.35 on September 17. This asset closed the quarter priced at US$12.75, with a devaluation of 22.49% in relation to July 30, when it closed at US$16.45.

CAIGY – US$

2008	Closing US$	Nº of ADRs held by Eletrobrás

Jan	12.65	27,270,907
Feb	14.75	26,119,891
Mar	14.45	25,074,451
Apr	15.60	25,658,332
May	16.70	26,710,260
Jun	16.45	26,327,026
Jul	16.75	26,935,692
Aug	15.15	25,903,815
Sep	12.75	32,340,334

CAIFY — Eletrobrás’ Common Shares

During the third quarter of 2008, Eletrobrás’ ADRs of common shares registered the highest price on August 05, closing at US$19.60. The lowest price registered was of US$11.65 on September 17. This asset closed the quarter priced at US$14.35, with a devaluation of 22.64% in relation to June 30, when it closed at US$18.55

CAIFY – US$

2008	Closing US$	Nº of ADRs held by Eletrobrás

Jan	12.36	89,401,766
Feb	14.55	87,292,216
Mar	15.35	83,825,851
Apr	14.55	82,633,278
May	18.10	83,365,742
Jun	18.55	79,126,707
Jul	19.35	75,167,674
Aug	17.85	73,291,494
Sep	14.35	71,926,917

Latibex (Program for trading of shares of Latin-American Companies at the Madrid Stock Exchange)

The Euro had a valuation in comparison with the Real of 3.12% in the 09 months of 2008. In the same period, the common shares (Xelto) had a valuation of 9.88% and the preferred ones (Xeltb) had a devaluation of 2.65% .

Monthly Variation Table

2008	Euro	Xeltb	Xelto

Jan	0.25%	(3.76%)	(9.12%)
Feb	(2.23%)	14.47%	20.43%
Mar	7.97%	(8.22%)	(3.77%)
Apr	(4.54%)	2.95%	(7.22%)
May	(3.80%)	8.92%	23.00%
Jun	(1.13%)	3.41%	8.13%
Jul	(2.49%)	1.13%	3.17%
Aug	(1.80%)	(1.58%)	1.30%
Sep	12.08%	(16.57%)	(19.10%)

Acumulado	3.12%	(2.65%)	9.88%

XELTB

The preferred shares in the Latibex Program ended the third quarter of 2008 at € 8.81. On June 31, this asset closed at € 10.61, which shows a devaluation of 16.97% . The highest price was reached on July 16 at € 11.06. The lowest price was € 7.23, on September 17.

2008	Closing - €	Volume

Jan	8.71	52,337
Feb	9.97	39,920
Mar	9.15	727,389
Apr	9.42	49,488
May	10.26	81,890
Jun	10.61	460,145
Jul	10.73	389,279
Aug	10.56	41,070
Sep	8.81	50,171

XELTO

The common shares in the Latibex Program ended the third quarter of 2008 at € 10.12. On June 31, this asset closed at € 12.35, which shows a devaluation of 15.46% . The highest price was reached on August 06, at € 12.74. The lowest price was € 8.97, on September 17.

2008	Closing - €	Volume

Jan	8.37	43,782
Feb	10.08	39,102
Mar	9.70	23,970
Apr	9.00	37,474
May	11.07	39,849
Jun	11.97	30,261
Jul	12.35	35,146
Aug	12.51	24,789
Sep	10.12	31,054

Corporate Governance

Bovespa’ Corporate Sustainability Index (ISE)

As a resulto f the efforts of the Sustainability Committee, coordinated by the Social Capital Department, Eletrobrás was listed in the Bovespa’ Corporate Sustainability Index (ISE) in December 2007. This index is composed of companies who have the best Triple Botton Line concept. Presently, 34 companies, belonging to 14 sectors are listed in ISE.

Level 1 of Corporate Governance of Bovespa

Eletrobrás is working to increase its transparency. On September, 29 2006 it joined the Level 1 of corporate governance. This adhesion is volunteer and the Company, its controllers and managers are committed to abide by the rules of the Listing Regulations of Bovespa. The main goals are to improve its capability to provide information to the market (broader disclosure) and wider stock ownership.

American Depositary Receipts (ADRs) Level II

These certificates corresponding to shares of Brazilian companies traded in the United States. The ADRs can be traded over-the-counter at a stock exchange. Eletrobras, which had its ADRs traded in the American over-the-counter, was record in the SEC, the regulator of the capital market in the U.S., allowing thus the trading of its ADRs in the New York Stock Exchange. On October 31, 2008, were the first negotiations under the symbol EBR (common) and EBRB (preferred). The aim of the listing is to improve liquidity, the price of its shares and the disclosure of the company for the investor, preparing themselves for future borrowings.

Marketletter – September 2008	Subsidiaries’ Financial Statements

The table below represents the main indices of the Subsidiary Companies in the third quarter:

													R$ milion

	Current Ratio		Total Liquidity Ratio (1)		Total Debt Ratio (2)		Debt Equity Ratio		Net Profit Margin (3)		Return on Equity		Ebitda / Share

	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Furnas	0.835	0.939	0.674	0.681	0.295	0.302	0.418	0.433	0.102	0.027	0.031	0.008	0.017369	0.009056
Chesf Eletronorte	1.126	1.210	0.354	0.323	0.311	0.352	0.452	0.542	0.242	0.182	0.071	0.043	51.822585	38.145529
Parent Co.	0.965	0.419	0.274	0.267	0.593	0.626	1.458	1.671	(0.341)	(0.194)	(0.126)	(0.063)	8.436974	5.396202
Consolidated	0.956	0.425	0.276	0.270	0.594	0.626	1.463	1.676	(0.338)	(0.191)	(0.126)	(0.063)	8.370234	5.348264
Eletronuclear	1.796	1.482	0.406	0.402	0.463	0.425	0.862	0.741	(0.113)	0.026	(0.028)	0.005	0.031693	0.022403
Eletrosul	1.138	1.165	0.881	1.006	0.369	0.358	0.584	0.559	0.386	0.306	0.076	0.060	5.527185	5.058644
CGTEE	1.298	3.737	0.292	3.402	0.490	0.089	0.959	0.098	(1.142)	(0.459)	(0.302)	(0.069)	(0.103439)	(0.024287)

(1) (Current Assets + Long-term assets) / (Current liabilities + Non-current liabilities)
(2) (Current liabilities + Non-current liabilities) / Total assets
(3)  Net income / Net operational revenues

R$ million

Company	Net Operating Revenue		Result of Service		Income/ Loss for the period		EBITDA		EBITDA Margin
	2008	2007	2008	2007	2008		2008	2007	2008	2007

Furnas	4,243.13	3,700.89	601.06	190.58	433.44	99.03	1.129.05	588.70	26.61%	15.91%
Chesf Eletronorte	3,741.50	2,842.34	1,711.47	1,146.11	907.09	516.416	2,161.52	1,591.05	57.77%	55.98%
Parent Co.	2,833.73	2,448.16	570.40	360.58	(967.41)	(474.32)	587.83	375.97	20.74%	15.36%
Consolidated	2,864.31	2,477.94	538.06	345.86	(967.41)	(474.32)	583.18	372.63	20.36%	15.04%
Boa Vista	79.65	75.25	(32.34)	(14.35)	(23.86)	(6.51)	(29.37)	(10.59)	(36.87%)	(14.07%)
Eletronuclear	1,060.56	894.68	251.57	136.27	(119.73)	23.51	390.57	276.09	36.83%	30.86%
Eletrosul	469.69	432.10	143.57	151.62	181.19	132.16	236.05	216.04	50.26%	50.00%
CGTEE	130.29	99.43	(149.69)	(62.06)	(148.82)	(45.61)	(116.57)	(27.37)	(89.47%)	(27.53%)

Marketletter – September 2008	Itaipu

Balance Sheet for the period ended on September 30
(In US$)

Assets	2008	2007

Current Assets
Cash and banks	194,399,984.49	34,171,606.34
Accounts receivable –Contracts of electricity services rendered	761,432,445.18	824,891,837.43
Obligations and loans receivable	778,701.30	427,721.76
Debtors	638,148.90	4,477,193.15
Stored materials	6,410,443.44	6,655,955.40
Advancement to personnel	6,902,264.48	5,719,924.87
Advancement to suppliers	4,037,339.48	3,036,950.79
Disposal of assets in course	340,636.64	(171,940.26)
Collaterals and linked deposits	1,297,826.34	497,184.44

	976,237,790.25	879,706,433.92

Non-Current Assets
Accounts receivable –Contracts of electricity services rendered	60,521,147.08	79,184,131.90
Obligations and loans receivable	131,119,043.38	112,237,956.50
Collaterals and linked deposits	5,702,263.93	4,127,522.46

	197,342,454.39	195,549,610.86

Results Account
Results to compensate from previous periods	2,307,020,086.77	3,053,133,543.78
Result for the period	(573,129,504.31)	(385,793,077.96)

	1,733,890,582.46	2,667,340,465.82

Property, plant and equipment	17,533,211,597.06	17,565,705,312.05

Total Assets	20,440,682,424.16	21,308,301,822.65

Liabilities and Stockholders’ Equity	2008	2007

Current Liabilities
Loans and Financing	824,799,529.11	803,242,459.29
Payable charges in course	14,249,874.61	36,032,834.84
Remuneration and reimbursement	421,660,070.01	366,472,693.20
Suppliers	20,331,135.16	12,161,913.72
Pay roll and social obligation	50,570,251.65	41,804,742.30
Estimated obligations	80,552,490.18	13,158,608.89
Other obligations	3,709,415.49	2,145,799.52

	1,415,872,766.21	1,275,019,051.76

Non-Current Liabilities
Loans and financing	18,094,486,329.80	19,178,119,525.11
Estimated obligations	830,323,328.15	755,163,245.78

	18,924,809,657.95	19,933,282,770.89

Stockholders’ Equity and Capital
Social Capital
Eletrobrás	50,000,000.00	50,000,000.00
Ande	50,000,000.00	50,000,000.00

	100,000,000.00	100,000,000.00

Total Liabilities and Stockholders’ Equity	20,440,682,424.16	21,308,301,822.65

Statement of Income for the period ended on September 30
US$

Operating Revenues	2008	2007

Power supply
Administration National de Electricity - ANDE	118,345,628.07	112,843,976.40
Centrais Elétricas Brasileiras S.A. – Eletrobrás	2,283,292,221.93	2,266,840,623.60

	2,401,637,850.00	2,379,684,600.00

Remuneration on power assignment
Centrais Elétricas Brasileiras S.A. – Eletrobrás	74,895,715.68	69,839,873.14

	74,895,715.68	69,839,873.14

Reimbursement of energy in addition to guaranteed energy
Centrais Elétricas Brasileiras S.A. – Eletrobrás	78,659,173.87	48,952,047.81
Administración Nacional de Electricidad - ANDE	16,293,587.38	14,863,576.58

	94,952,761.25	63,815,624.39

Total operating revenues	2,571,486,326.93	2,513,340,097.53

Operating Expenses
Remunerations and reimbursements
Capital income	33,624,754.50	31,170,725.10
Reimbursement of charges – administration and supervision	21,816,431.92	20,114,230.48
Reimbursement of charges –addition to guarantee	5,802,763.02	4,035,745.88
Royalties	283,613,615.43	261,484,994.93
Royalties of energy in addition to guarantee	75,435,918.79	52,464,696.69
Remuneration for power granted	74,895,715.68	69,839,873.14
Remuneration of charges – addition to guarantee	13,714,079.44	7,315,181.82

	508,903,278.78	446,425,448.04

Other expenses
Personnel	382,493,252.98	240,354,779.26
Materials	9,333,796.32	6,973,992.41
Third party services	54,005,791.28	37,038,003.96
Other operating expenses	25,150,449.78	93,638,601.82
Environmental expenses	7,006,200.21	4,337,163.80
Social responsibility program	32,802,736.31	24,649,979.28

	510,792,226.88	406,992,520.53

Total of operating expenses	1,019,695,505.66	853,417,968.57

Result of Service	1,551,790,821.27	1,659,922,128.96

Financial Revenues
Income from financial applications	12,947,223.94	3,629,001.97
Arrears on energy bills	51,658.04	104,258.17
Other financial revenues	9,296,738.27	6,148,048.72

	22,295,620.25	9,881,308.86

Financial Expenses
Debt charges	964,982,207.93	994,210,592.86
Monetary variations	36,536,111.79	287,777,395.99
Charge on remuneration and reimbursement	0.00	94,362.81
Other financial expenses	368,390.96	250,430.85

	1,001,886,710.68	1,282,332,782.51

Financial Result	(979,591,090.43)	(1,272,451,473.65)
Non-Operating Revenues (Expenses)
Other Revenues	3,078,165.57	2,174,708.34
Other Expenses	(2,148,392.10)	(3,852,285.69)

Non-operating result	929,773.47	(1,677,577.35)

Net income for the period	573,129,504.31	385,793,077.96

Cash Flow for the period ended on September 30
(US$)

Operating Activities	2008	2007

Net income for the period	573,129,504.31	385,793,077.96

Adjustments
Disposal of Assets - sales	1,123,955.40	3,492,991.36
Disposal of assets	322,019.17	-
Monetary Variation on Financing and loans	(705,300.92)	281,985,333.52
Monetary Variation on Estimated Obligations	21,905,851.52	21,180,723.71
Provisions on Liability
Financial Charges to be Capitalized	964,982,207.93	994,210,592.86
Estimated Obligations	32,430,166.21	77,784,854.86

Adjusted Income	1,593,188,403.62	1,764,447,574.27

Variations in the Assets and Liabilities
Accounts Receivable – Rendering of Services	(8,132,601.15)	(213,375,028.93)
Stored Material variation	291,603.88	(336,327.97)
Other Credits variation	(3,254,869.60)	(3,083,112.64)
Remuneration and reimbursement variation	34,757,815.71	(2,642,523.41)
Suppliers and other variation	(15,837,962.78)	(11,659,228.40)
Payment-roll variation	16,257,846.56	17,420,765.02
Payment of the Estimated Obligation	(2,755,263.25)	(35,811,203.84)

	21,326,569.37	(249,486,660.17)

Net Operating Cash Flow	1,614,514,972.99	1,514,960,914.10

Investment Activities
Property, plant and equipment	817,287.87	(10,406,321.29)

Balance of the Investment Activities	817,287.87	(10,406,321.29)

Financing Activities
Loans and financing obtaining	7,593,563.24	11,002,727.31
Amortization of the Loans and Financing	(570,319,226.48)	(534,295,953.73)
Payment of interest on Loans and Financing	(957,735,873.85)	(965,888,131.02)

Balance of the Financing Activities	(1,520,461,537.09)	(1,489,181,357.44)

Total of Cash Effects	94,870,723.77	15,373,235.37

Cash and cash equivalent – beginning of period	99,529,260.72	25,316,772.48
Cash and cash equivalent – end of period	194,399,984.49	40,690,007.85

Total of Cash Effects	(94,870,723.77)	(15,373,235.37)

Market Data

Energy generated

	Installed	Guaranteed	Energy generated - MWh

Plant	Capacity - MW	Energy - MW	3rd qrt/08	9 month/08

Itaipu Binacional	14,000	8,577	23,868,257	71,685,010

Energy sold

	3rd qrt/08		9 month/08

Purchaser	US$ million	MWh*	US$ million	MWh

Ande	38.1	1,871,967	118.3	5,756,922
Eletrobrás*	762.4	21,931,359	2,283.3	65,683,777

Total	800.5	23,803,326	2,401.6	71,440,699

* Due to an abnormality in part of measuring equipment in Brazil, it was necessary to review in August 2008, relating to the energy sold in April, May and June, and 16217 MWh was added in the amount of energy sold to Eletrobrás in the 3rd quarter of 2008

Losses in generation - %

3rd qrt/08	9 month/08

0.34%	0.34%

Average tariff – US$/KW

3rd qrt/08	9 month/08

21.99	21.99

Main investments - US$ million

Project	3rd qrt/08	9 month/08

Units 9A and 18A	0.0	1.0
Plan for conclusion of works*	(9.3)	5.0
Permanent Asset*	11.1	11.1

* Table adjusted to correct undue values of the past and to reflect adequately the gross investment made in year.

Loans and Financing – US$ million

Creditor	Balance on 09/30/08	Due	Currency

Eletrobrás	7,985.9	2014 / 2023	US$
Federal Gov’t	10,430.5	2023	US$
Bco. Brasil-Rescheduled Debt	472.0	2013 / 2023	US$
Fibra	45.1	2023	R$

T O T A L
	18,933.5

Contract obligations on 09/30/08 – US$ thousand

Short-term

Due: 2008	226,856
Due: 2009	612,194

T O T A L	839,050

Loans and Financing – Long-	2009	2010	2011	2012	2013	2014 to 2023

term	222,126	890,174	948,177	1,012,492	1,077,648	13,943,869

Number of employees – 09/30/08

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

658	533	266	808	719	260	3,244

Department	Own staff	Others	Total

Field	964	0	964
Administrative	2,261	19	2,280

Total	3,225	19	3,244

Marketletter – September 2008	Furnas

Balance Sheet for the period ended on September 30
(R$ thousand)

Assets	2008	2007

Current Assets
Cash and banks	18,587	68,256
Financial applications	567,054	377,423
Consumers, concessionaires and affiliates	1,099,378	1,201,136
Provision for credits of questionable liquidation	(425,786)	(226,083)
Financed energy credits	206,069	189,534
Loans and financing granted	102,177	39,653
Debtors	248,255	221,148
Provision for credits of questionable liquidation	(150,024)	(150,024)
Dividends to receive	8,160	4,289
Stored materials	108,657	81,577
Tax credits	336,919	209,223
Taxes and contributions to recover	285,644	224,201
Collaterals and linked deposits	29,287	17,679
Expenses paid in advance	17,804	8,405
Others	44,208	32,842

	2,496,389	2,299,259

Non-Current Assets
Consumers, concessionaires and affiliates	-	15,072
Concessions to bid	19,543	19,543
Loans and financing granted	82,588	159,180
Financed energy credits	968,584	995,228
Collaterals and linked deposits	160,875	216,878
Assets and rights for sale	27,489	28,644
Expenses paid in advance	1,443	4,530
Others	148,505	100,093

	1,409,027	1,539,168

Investments	1,053,302	432,172
Property, plant and equipment	14,697,573	14,383,729
In service	12,125,835	11,185,508
In course	2,571,738	3,198,221
Deferred	56	56

	15,750,931	14,815,957

	17,159,958	16,355,125

Total Assets	19,656,347	18,654,384

Liabilities and Stockholders’ Equity	2008	2007

Current Liabilities
Suppliers	509,969	511,807
Charges on loans and financing	58,293	25,013
Complementary pension fund	-	149,638
Taxes and social contributions	491,557	409,019
Loans and financing	667,995	251,147
Other funding obtained from third parties	233,493	355,008
Estimated obligations	82,869	73,429
Research and development	132,655	98,902
Provisions for contingencies	405,631	229,758
Creditors	122,087	150,331
Shareholders remuneration	176,541	97,792
Others	108,419	95,482

	2,989,509	2,447,326

Non-Current Liabilities
Loans and financing	1,606,951	986,971
Other funding obtained from third parties	134,570	329,493
Taxes and social contributions	1,060,173	889,864
Complementary pension fund	-	864,586
Creditors	-	116,627
Others	1	1

	2,801,695	3,187,542

Stockholders’ Equity
Capital	3,194,000	3,194,000
Capital Reserves	5,700,817	5,700,817
Income Reserves	2,162,935	1,651,712
Accrued income	2,342,802	2,342,802
Result for the period	433,435	99,031
Resources for capital increase	31,154	31,154

	13,865,143	13,019,516

	16,666,838	16,207,058

Total Liabilities and Stockholders’ Equity	19,656,347	18,654,384

Statement of Income for the period ended on September 30
(R$ thousand)

	2008

	Production	Transmission	Commercialization	Total

Operating Revenue
Supply of electric energy	-	-	186,828	186,828
Gross supply of electric energy	1,987,511	-	975,881	2,963,392
Short-term energy	-	-	58,076	58,076
Use of electric grid	-	1,438,041	-	1,438,041
Other revenues	9,148	9,027	114	18,289

	1,996,659	1,447,068	1,220,899	4,664,626

Deductions to Operating Revenue
Taxes and contributions on revenue	204,564	55,005	(12,837)	246,732
Global Reversion Reserve	55,410	37,022	35,437	127,869
Research and development	17,051	13,812	12,048	42,911
Net Operating Revenue	3,982	-	-	3,982

	281,007	105,839	34,648	421,494

Net operating revenues	1,715,652	1,341,229	1,186,251	4,243,132

Operating Expenses
Personnel	154,610	288,410	19,843	462,863
Material	13,623	21,073	500	35,196
Third party services	128,268	186,195	11,705	326,168
Fuel and water for production of electric energy	102,099	-	-	102,099
Financial compensation for the use of hydro resources	119,173	-	-	119,173
Electric Energy purchased for resale	-	-	1,578,940	1,578,940
Charge on the use of Electric grid	292,891	-	-	292,891
Provision for credits of questionable liquidation	-	-	11,152	11,152
Provision for credits of questionable liquidation - reversion	-	-	(28,673)	(28,673)
Provisions for contingencies	26,978	14,147	64,000	105,125
Supervision tax for electric energy services	4,555	6,190	31	10,776
Depreciation and amortization	166,107	265,522	574	432,203
Right off of credits	-	-	27,063	27,063
Other expenses	46,929	54,233	65,931	167,093

	1,055,233	835,770	1,751,066	3,642,069

Service Result	660,419	505,459	(564,815)	601,063

Result on the Equity Method	95,870	-	-	95,870

Financing Revenue (expense)
Income from financial applications	18,193	30,878	4,515	53,586
Charges on loans and financing	(43,300)	(76,369)	(12,522)	(132,191)
Debt charges - FRG	(41,682)	(71,596)	(10,621)	(123,899)
Special installment – PAES (Lei 10,684/2006)	-	-	(23,467)	(23,467)
Monetary variation and arrears – energy sold	-	1,325	2,761	4,086
Right to generator reimbursement – monetary updating	-	-	21,687	21,687
Monetary variation and arrears – energy purchased	-	-	(18)	(18)
Currency and monetary variation – financing and loans	-	(39,381)	(38,462)	(77,843)
Monetary variation on refinancing of credits and loans granted	1,846	3,247	119,964	125,057
Other monetary variation - asset	4,052	3,124	17	7,193
Other monetary variation - liabilities	(2,811)	(3,808)	(1,983)	(8,602)
Interest on credits and loans renegotiable	4,696	15,710	89,202	109,608
Other financing revenue	71,309	13,299	(1,289)	83,319
Other financing expenses	(43,053)	(70,694)	(3,046)	(116,793)

	(30,750)	(194,265)	146,738	(78,277)

Operating Result	725,539	311,194	(418,077)	618,656

Non-Operating Revenue	1,040	529	40	1,609

Non-Operating Expense	(2,789)	(1,397)	(256)	(4,442)

Non-Operating Result	(1,749)	(868)	(216)	(2,833)

Result before Taxes	723,790	310,326	(418,293)	615,823

Social Contribution	(57,296)	(29,396)	38,408	(48,284)
Income tax	(159,149)	(81,650)	106,695	(134,104)
Income participation	-	-	-	-

Net Result for the period	507,345	199,280	(273,190)	433,435

	2007

	Production	Transmission	Commercialization	Total

Operating Revenue
Supply of electric energy	-	-	140,971	140,971
Gross supply of electric energy	1,930,846	-	831,541	2,762,387
Short-term energy	-	-	14,869	14,869
Use of electric grid	-	1,111,266	-	1,111,266
Other revenues	6,118	6,778	80	12,976

	1,936,964	1,118,044	987,461	4,042,469

Deductions to Operating Revenue
Taxes and contributions on revenue	165,443	29,109	(42,278)	152,274
Global Reversion Reserve	54,479	26,592	28,631	109,702
Research and development	25,623	17,275	14,136	57,034
Net Operating Revenue	22,565	-	-	22,565

	268,110	72,976	489	341,575

Net operating revenues	1,668,854	1,045,068	986,972	3,700,894

Operating Expenses
Personnel	134,058	259,580	48,721	442,359
Material	13,639	19,485	116	33,240
Third party services	121,867	187,135	3,704	312,706
Fuel and water for production of electric energy	13,143	-	-	13,143
Financial compensation for the use of hydro resources	117,486	-	-	117,486
Electric Energy purchased for resale	-	-	1,576,789	1,576,789
Charge on the use of Electric grid	285,866	-	-	285,866
Provision for credits of questionable liquidation	5,561	9,870	155,872	171,303
Provision for credits of questionable liquidation - reversion	-	-	-	-
Provisions for contingencies	39,574	16,033	4,393	60,000
Supervision tax for electric energy services	3,606	6,746	33	10,385
Depreciation and amortization	137,049	260,872	203	398,124
Right off of credits	-	-	-	-
Other expenses	37,019	45,279	6,618	88,916

	908,868	805,000	1,796,449	3,510,317

Service Result	759,986	240,068	(809,477)	190,577

Result on the Equity Method	-	-	-	-

Financing Revenue (expense)
Income from financial applications	11,267	19,302	3,860	34,429
Charges on loans and financing	(23,712)	(42,164)	(18,167)	(84,043)
Debt charges - FRG	(30,062)	(51,463)	(1,040)	(82,565)
Special installment – PAES (Lei 10,684/2006)	-	-	(47,771)	(47,771)
Monetary variation and arrears – energy sold	-	1,200	3,011	4,211
Right to generator reimbursement – monetary updating	-	-	31,927	31,927
Monetary variation and arrears – energy purchased	-	-	37	37
Currency and monetary variation – financing and loans	656	45,549	(71,769)	(25,564)
Monetary variation on refinancing of credits and loans granted	(107)	(153)	39,832	39,572
Other monetary variation - asset	7,344	11,384	184	18,912
Other monetary variation - liabilities	(2,782)	(1,868)	(1,238)	(5,888)
Interest on credits and loans renegotiable	2,576	11,787	100,354	114,717
Other financing revenue	(680)	10,314	(1,592)	8,042
Other financing expenses	(16,245)	(24,426)	(730)	(41,401)

	(51,745)	(20,538)	36,898	(35,385)

Operating Result	708,241	219,530	(772,579)	155,192

Non-Operating Revenue	3,067	999	28	4,094

Non-Operating Expense	(5,195)	(1,543)	(5)	(6,743)

Non-Operating Result	(2,128)	(544)	23	(2,649)

Result before Taxes	706,113	218,986	(772,556)	152,543

Social Contribution	(63,876)	(19,821)	69,417	(14,280)
Income tax	(177,066)	(55,054)	192,831	(39,289)
Income participation	-	57	-	57

Net Result for the period	465,171	144,168	(510,308)	99,031

Cash Flow for the period ended on September 30
(R$ thousand)

	2008	2007

Operating Activities

Net income for the period	433,435	99,031

Expenses (revenues) not affecting net working capital
Depreciation and amortization	432,203	398,124
Long-term monetary and currency variation	(48,181)	(6,595)
Equity Method	(95,870)	-
Interest on special installment – PAES	22,835	47,771
Dividends	-	116,627

	310,987	555,927

Variation in current assets
Consumers, concessionaires and affiliates	(17,536)	218,174
Stored materials	(21,538)	(8,626)
Taxes and contributions to compensate	(236,188)	(77,654)
Loans granted	(57,318)	35,779
Other operating assets	(23,724)	103,092

	(356,304)	270,765

Variation in current liabilities
Suppliers	(143,873)	(115,568)
Payment-roll	2,910	(10,757)
Taxes and social contributions	249,274	150,468
Creditors	(24,565)	150,958
Research & development	26,003	11,795
Provision for contingencies	175,452	58,745
Consumer charges	13,512	(22,975)
Other operating liabilities	(12,963)	(18,206)

	285,750	204,460

	673,868	1,130,183

Investment Activities
Applications in property, plant and equipment	(759,338)	(572,265)
In research & development	(11,404)	(10,778)
Investments	(209,172)	-
Others	(48,501)	(96,094)

	(1,028,415)	(679,137)

Financing Activities
Long-term loans and financing obtained	739,074	182,337
Other funding from third parties	(72,926)	(179,264)
Non-current liabilities transferred to current	349,239	-
Current assets transferred to non-current assets	(396,432)	(577,491)
Refinancing of credits	(71,044)	250,046
Interest on own capital	10,650	6,211
Others	65,369	31,432

	623,930	(286,729)

Total of cash effects	269,383	164,317

Cash and cash equivalent – beginning of period	316,258	281,362
Cash and cash equivalent – end of period	585,641	445,679

Cash variation	269,383	164,317

						R$ million

EBITDA				EBITDA Margin

3rd qrt/08	3rd qrt/07	9 month/08	9 month/07	3rd qrt/08	3rd qrt/07	9 month/08	9 month/07

146.67	(53.34)	1.129.05	588.70	10.26%	(4.96%)	26.61%	15.91%

Market Data

Energy generated

	Installed	Property of		Energy generated -MWh
Plant	Capacity -	Installations	Guaranteed

	MW	(%)	Energy - MW	3rd qrt/08	9 month/08

Hydroelectric

Integral Participation

Furnas	1,216	100.00	598	1,504,163	3,866,477
Luis Carlos Barreto (Estreito)	1,050	100.00	495	1,000,705	3,121,327
Mascarenhas de Moraes	476	100.00	295	723,117	2,214,946
Porto Colômbia	320	100.00	185	465,622	1,593,082
Marimbondo	1,440	100.00	726	1,744,193	5,550,203
Itumbiara	2,082	100.00	1,015	2,849,213	6,760,233
Funil	216	100.00	121	212,080	710,846
Corumbá I	375	100.00	209	324,581	1,628,049

Shared participation

• Partnership
Serra da Mesa*	1,275	48.46	671	1,558,591	3,451,343
Manso*	212	70.00	92	159,269	684,660
•SPC
Peixe Angical*	452	40.00	271	485,627	1,628,400

Thermal

Integral Participation

Santa Cruz	932	100.00	435	0	136,845
Roberto Silveira (Campos)	30	100.00	21	0	37,696
São Gonçalo (out of operation)	-	100.00	-	-	-

* The information concerns the total of the undertaking. The participation of Furnas in the property of sait installations is not considered.

Electric energy purchased for resale

	3rd qrt/08	9 month/08

GWh	4,547	11,451
R$ million	538	1,392

Energy sold

	3rd qrt/08		9 month/08

Sales Model	R$ million	MWh	R$ million	MWh

Through auction	907	12,013,152	2,641	35,636,571
Through free market agreements or bilateral contracts	155	1,805,574	471	5,142,107

Total	1,062	13,818,726	3,112	40,778,678

Fuel for production of electric energy

		3rd qrt/08		9 month/08

Type	Metric		Value		Value
	unit	Quantity	R$ million	Quantity	R$ million

Special Diesel Oil *	liters	0	0	41,560.333	89.28

B1 Oil**	tons	0	0	12,066	18.33

Metropolitan Diesel Oil***	liters	0	0	168,296	0.282

* Used at the Santa Cruz TEU, units TG11 and TG21.
** Used at the Roberto da Silveira TEU (Campos).
*** Used for starting the generation units of Roberto da Silveira TEU(Campos).

Losses in generation - %

3rd qrt/08	9 month/08

3	3

Losses in transmission - %

3rd qrt/08	9 month/08

3	3

Extension of transmission lines (km) – 09/30/08

Concession Área	Obs.	Extension (km)	Tension	Operation	End of concession

Foz do Iguaçu - Ivaiporã I		322.00	765	07.08.89	07.07.2015
Foz do Iguaçu - Ivaiporã II		323.00	765	23.12.86	07.07.2015
Foz do Iguaçu - Ivaiporã III		331.00	765	21.03.99	07.07.2015
Itaberá - Ivaiporã I		265.00	765	01.08.89	07.07.2015
Itaberá - Ivaiporã II		264.00	765	14.10.82	07.07.2015
Itaberá - Ivaiporã III		272.00	765	19.05.00	07.07.2015
Itaberá - Tijuco Preto I		305.00	765	31.07.89	07.07.2015
Itaberá - Tijuco Preto II		304.00	765	14.10.82	07.07.2015
Itaberá - Tijuco Preto III		312.00	765	01.05.01	07.07.2015

Subtotal - 765 kV		2,698.00

Foz do Iguaçu - Ibiúna Bi-Polo I		792.00	600	01.03.85	07.07.2015
Foz do Iguaçu - Ibiúna Bi-Polo II		820.00	600	15.08.87	07.07.2015

Subtotal - 600 kV		1,612.00

Adrianópolis - C. Paulista I		171.00	500	13.02.74	07.07.2015
Adrianópolis - C. Paulista II		171.00	500	12.12.79	07.07.2015
Adrianópolis - C. Paulista III		177.50	500	20.05.04	07.07.2015
Adrianópolis - Grajaú		55.00	500	15.12.77	07.07.2015
Adrianópolis - São José		33.00	500	18.08.91	07.07.2015
Angra - Cachoeira Paulista		103.00	500	04.06.77	07.07.2015
Angra - Grajaú (1º trecho)		155.00	500	21.12.98	07.07.2015
Angra - São José (1º trecho)		133.00	500	21.12.98	07.07.2015
Araraquara - Campinas		171.00	500	16.07.76	07.07.2015
Araraquara - Poços de Caldas		176.00	500	16.04.76	07.07.2015
Cachoeira Paulista - Campinas		223.00	500	21.09.77	07.07.2015
Cachoeira Paulista - Itajubá	B	53.00	500	21.07.02	07.07.2015
Cachoeira Paulista - Taubaté		83.00	500	24.06.83	07.07.2015
Cachoeira Paulista - Tijuco Preto		181.00	500	17.11.88	07.07.2015
Campinas - Ibiuna	A	112.00	500	10.03.03	07.07.2015
Gurupi - Miracema		255.00	500	02.03.99	07.07.2015
Itumbiara - São Simão		166.00	500	13.01.79	07.07.2015
Marimbondo - Água Vermelha		172.00	500	05.08.79	07.07.2015
Marimbondo - Araraquara I		195.00	500	16.04.76	07.07.2015
Marimbondo - Araraquara II		194.00	500	14.08.76	07.07.2015
Poços de Caldas - Itajubá	B	139.00	500	21.07.02	07.07.2015
Serra da Mesa - Gurupi		256.00	500	02.03.99	07.07.2015
Serra da Mesa - Samambaia I		249.00	500	09.03.98	07.07.2015
Serra da Mesa - Samambaia II		248.50	500	23.01.99	07.07.2015
Tijuco Preto - Taubaté		13.00	500	29.03.84	07.07.2015
LT Ibiúna Bateias Circ. I		332.00	500	22.03.03	08.05.2031
LT Ibiúna Bateias Circ. II		332.00	500	22.03.03	08.05.2031

Subtotal - 500 kV		4,549.00

Adrianópolis - Itutinga I		199.00	345	10.03.68	07.07.2015
Adrianópolis - Itutinga II		199.00	345	24.08.70	07.07.2015
Adrianópolis - Jacarepaguá I		38.00	345	10.03.68	07.07.2015
Adrianópolis - Jacarepaguá II		38.00	345	24.08.70	07.07.2015
Adrianópolis - Macaé 1	C	177.00	345	18.11.01	07.07.2015
Adrianópolis - Macaé 2	D	177.00	345	16.09.02	07.07.2015
Bandeirantes - Samambaia 1		157.00	345	01.02.99	07.07.2015
Bandeirantes - Samambaia 2		155.00	345	08.02.99	07.07.2015
Campinas - Guarulhos		88.00	345	20.02.03	07.07.2015
Campinas - Poços de Caldas		126.00	345	03.10.72	07.07.2015
Campos - Macaé 1	C	89.00	345	18.11.01	07.07.2015
Campos - Macaé 2	D	89.00	345	16.09.02	07.07.2015
Campos - Vitória I (trocou de nome)	E		345	28.10.77	07.07.2015
Campos - Viana	E	199.00	345	19.12.05	07.07.2015
Viana - Vitória	E	26.00	345	19.12.05	07.07.2015
Campos - Vitória II (trocou de nome)	F		345	08.09.78	07.07.2015
Campos - Vitória	F	224.00	345	08.09.78	07.07.2015
Corumbá - Brasília Sul		254.00	345	02.03.97	07.07.2015
Corumbá - Itumbiara		79.00	345	02.03.97	07.07.2015
Furnas - Itutinga I		198.00	345	10.03.68	07.07.2015
Furnas - Itutinga II		199.00	345	15.12.69	07.07.2015
Furnas - Luiz Carlos Barreto		132.00	345	28.02.70	07.07.2015
Furnas - Masc. de Moraes		104.00	345	15.05.68	07.07.2015
Furnas - Pimenta		66.00	345	15.03.67	07.07.2015
Furnas - Poços de Caldas I		131.00	345	03.09.63	07.07.2015
Furnas - Poços de Caldas II		131.00	345	13.04.65	07.07.2015
Guarulhos - Ibiúna I		75.00	345	28.06.90	07.07.2015
Guarulhos - Ibiúna II		75.00	345	04.07.90	07.07.2015
Guarulhos - Nordeste		30.00	345	15.03.64	07.07.2015
Guarulhos - Poços de Caldas I		182.00	345	03.09.63	07.07.2015
Guarulhos - Poços de Caldas II		184.00	345	11.11.66	07.07.2015

Concession Área	Obs.	Extension (km)	Tension	Operation	End of concession

Ibiúna - Tijuco Preto I		97.00	345	18.11.83	07.07.2015
Ibiúna - Tijuco Preto II		97.00	345	13.07.84	07.07.2015
Itumbiara - Bandeirantes I		180.00	345	16.07.73	07.07.2015
Itumbiara - Bandeirantes II		180.00	345	28.07.77	07.07.2015
Itumbiara - Porto Colômbia		201.00	345	16.06.73	07.07.2015
L.C.Barreto - Masc. de Moraes		32.00	345	15.03.69	07.07.2015
L.C.Barreto - Poços de Caldas I		198.00	345	02.11.69	07.07.2015
L.C.Barreto - Poços de Caldas II		197.00	345	13.09.70	07.07.2015
L.C.Barreto - Volta Grande		112.00	345	16.06.73	07.07.2015
Marimbondo - Porto Colômbia		77.00	345	25.10.75	07.07.2015
Mogi - Nordeste		20.00	345	15.03.64	07.07.2015
Mogi - Poços de Caldas		204.00	345	15.02.71	07.07.2015
Ouro Preto - Vitória		383.00	345	25.03.05	07.07.2015
Pimenta - Barreiro		198.00	345	15.03.67	07.07.2015
Porto Colômbia - Volta Grande		45.00	345	16.06.73	07.07.2015
Samambaia - Brasília Sul 1		12.50	345	01.02.99	07.07.2015
Samambaia - Brasília Sul 2		15.00	345	08.02.99	07.07.2015
Macaé - Campos (futura LT)	G		345
Tijuco Preto - Itapeti I (futura LT)	G		345
Tijuco Preto - Itapeti II (futura LT)	G		345
Itapeti - Nordeste I (futura LT)	G		345

Subtotal - 345 kV		6,069.50

Barro Alto - Niquelândia		87.00	230	13.10.99	07.07.2015
Brasília Geral - Xavantes (trocou de nome)	H		230	04.09.73	07.07.2015
Brasília Geral - Brasília Sul 2	H	13.00	230	09.09.07	07.07.2015
Brasília Sul - Pirineus	H	107.00	230	09.09.07	07.07.2015
Pirineus - Xavantes	H	40.00	230	26.11.06	07.07.2015
Brasília Geral - Brasília Sul (trocou de nome)	I		230	28.10.72	07.07.2015
Brasília Geral - Brasília Sul 1	I	13.00	230	28.10.72	07.07.2015
Brasília Sul - Barro Alto		132.00	230	07.03.82	07.07.2015
Itumbiara - Cachoeira Dourada		44.00	230	19.10.73	07.07.2015
Itumbiara - Rio Verde I (1º trecho)		208.00	230	12.01.86	07.07.2015
Itumbiara - Rio Verde II		202.00	230	29.04.92	07.07.2015
Rio Verde - Barra do Peixe (trocou de nome)	J		230	28.02.94	07.07.2015
Rio Verde - Barra do Peixe 2	J	240.00	230	28.02.94	07.07.2015
Rio Verde - Rondonópolis 1 (trocou de nome)	K		230	04.11.82	07.07.2015
Rio Verde - Rondonópolis	K	257.00	230	04.11.82	07.07.2015
Rio Verde - Rondonópolis 2 (trocou de nome)	L		230	01.11.87	07.07.2015
Rio Verde - Barra do Peixe 1	L	240.00	230	01.11.87	07.07.2015
Rio Verde (FURNAS) - Cachoeira Dourada 1		175.00	230	20.12.86	07.07.2015
Serra da Mesa - Niquelândia		105.00	230	13.10.99	07.07.2015
Xavantes - Bandeirantes II		20.00	230	04.09.73	07.07.2015
Manso - Nobres		66.00	230	01.05.98	07.07.2015

Subtotal - 230 kV		1,949.00

Adrianópolis - Cepel I		1.50	138	27.04.81	07.07.2015
Adrianópolis - Cepel II		1.50	138	05.04.81	07.07.2015
Adrianópolis - Magé I		48.00	138	24.04.73	07.07.2015
Adrianópolis - Magé II		48.00	138	06.01.73	07.07.2015
Alcântara - Adrianópolis 1		19.50	138	18.07.76	07.07.2015
Alcântara - Adrianópolis 2		20.00	138	17.12.98	07.07.2015
Alcântara - Adrianópolis 3		20.00	138	29.12.98	07.07.2015
Alcântara - Imbariê - Adrianópolis		19.50	138	03.05.75	07.07.2015
Angra - Angra (CERJ)		34.00	138	14.04.71	07.07.2015
Angra - Jacuacanga		34.00	138	30.10.77	07.07.2015
Angra - Santa Cruz		96.00	138	04.10.77	07.07.2015
C. Paulista - Volta Redonda		105.00	138	11.06.87	07.07.2015
Campos - C. Itapemirim I		106.00	138	15.02.73	07.07.2015
Campos - C. Itapemirim II		106.00	138	13.02.73	07.07.2015
Campos - Rocha Leão I		110.00	138	10.02.73	07.07.2015
Campos - Rocha Leão II		110.00	138	08.08.73	07.07.2015
Funil - Cachoeira Paulista		49.00	138	06.11.86	07.07.2015
Funil - Volta Redonda		56.00	138	11.06.87	07.07.2015
Jacarepaguá - Ari Franco		10.00	138	15.12.67	07.07.2015
Jacarepaguá - Cosmos		24.00	138	15.12.67	07.07.2015
Jacarepaguá - Mato Alto		16.00	138	24.09.73	07.07.2015
Jacarepaguá - Palmares		28.00	138	24.11.72	07.07.2015
Jacarepaguá - Zin		33.00	138	24.11.72	07.07.2015
Jacuecanga - Brisamar		44.00	138	30.10.77	07.07.2015
Muriqui - Angra (CERJ)		36.00	138	14.04.71	07.07.2015
Muriqui - Brisamar		20.00	138	14.04.71	07.07.2015
Palmares - Mato Alto		13.00	138	24.09.73	07.07.2015
Rio Verde - Ramal P. Emas - Couto Magalhães		254.00	138	01.01.77	07.07.2015
Rio Verde - Cach. Dourada 2		174.00	138	17.08,77	07.07.2015
Rocha Leão - Magé I		108.00	138	24.01.73	07.07.2015

Concession Área	Obs.	Extension (km)	Tension	Operation	End of concession

Rocha Leão - Magé II		108.00	138	06.01.73	07.07.2015
Santa Cruz - ZIN - Ari Franco		31.00	138	15.12.67	07.07.2015
Santa Cruz - ZIN - Cosmos		17.00	138	15.12.67	07.07.2015
Santa Cruz - Brisamar I		20.00	138	30.10.77	07.07.2015
Santa Cruz - Brisamar II		13.00	138	14.04.71	07.07.2015
Santa Cruz - Jacarepaguá		38.00	138	17.10.72	07.07.2015
Santa Cruz - Palmares I		14.00	138	24.11.72	07.07.2015
Santa Cruz - Palmares II		14.00	138	24.09.73	07.07.2015
Santa Cruz - Zin		5.00	138	24.11.72	07.07.2015
São José - Imbariê 1		18.00	138	19.12.98	07.07.2015
São José - Imbariê 2		18.00	138	20.12.98	07.07.2015
São José - Magé I		46.00	138	17.06.01	07.07.2015
São José - Magé II		46.00	138	17.06.01	07.07.2015
Usina de Campos - Campos I		1.00	138	16.07.77	07.07.2015
Usina de Campos - Campos II		1.00	138	24.07.87	07.07.2015
Manso - Nobres		70.00	138	01.04.98	07.07.2015

Subtotal - 138 kV		2,204.00

Eletrodo de Terra - Foz do Iguaçu I		16.00	25	01.04.85	07.07.2015
Eletrodo de Terra - Foz do Iguaçu I		15.00	25	15.08.87	07.07.2015
Eletrodo de Terra - Ibiúna I		67.00	25	01.04.85	07.07.2015
Eletrodo de Terra - Ibiúna II		67.00	25	15.08.87	07.07.2015

Subtotal - 25 kV		165.00

L.C.Barreto - Mascarenhas de Moraes		31.00	14	15.03.69	07.07.2015

Total		19,277.50

Observations:
A – The transmission line was operative from Aug.25, 1997 to Feb.20, 2003, in 345 KV connected to Guarulhos, named Campinas-Guarulhos-Ibiúna Transmission Line. It returned to its original configuration on March 10, 2003
B – Old Cachoeira Paulista – Poços de Caldas Transmission Line, energized originally on Feb. 13, 1974. It was split in Itajubá on July 21, 2002.
C - Old TL Adrianópolis - Campos 1, energized originally on 10/20/77. It was split in Itajubá on 18/11/01.
D - Old TL Adrianópolis - Campos 2, energized originally on 12/03/79. It was split in Itajubá on 09/16/02.
E - Old TL Campos - Vitória 1, energized originally on 10/28/77. It was split in Viana on12/19/05.
F - Old TL Campos - Vitória 2, energized originally on 09/08/78, on 12/19/05 it changed names due to a split in the Campos - Vitória 1 TL.
G – TL was not operative on 07/28/2008.
H – TL originally energized on 09/04/73, split in Pirineus and Brasília Sul, on 11/26/06 and 09/09/2007, respectively.
I - Old TL Brasília Geral - Brasília Sul, energized originally 10.28.72, it changed names as of 09/09/07, due to a split in Brasília Geral - Xavantes.
J – Old TL Rio Verde - Barra do Peixe, which after the split of the TL Rio Verde - Rondonópolis 2, into Barra do Peixe, in 2007, changed names.
K – Old TL Rio Verde - Rondonópolis 1, which after the split of the TL Rio Verde - Rondonópolis 2, into Barra do Peixe, in 2007, changed names.
L - Old TL Rio Verde - Rondonópolis 2, which was split in Barra do Peixe, in 2007, changing name.

Average tariff – R$/MWh

3rd qrt/08	9 month/08

76.55	76.22

Main investments - R$ million

Project	3rd qrt/08	9 month/08

Transmission	42.0	122.8

Installation of Transmission Line Macaé (RJ) - Campos (RJ)	1.5	4.2
Installation of Transmission Line Tijuco Preto-Itapeti-Nordeste	3.3	11.1
Reinforcement of Transmission System RJ and ES	13.1	47.6
Reinforcement of Transmission System SP and MG	20.5	44.3
Reinforcement of Transmission System GO - MT - DF	3.6	15.6

Generation	196.0	523.7

Installation of Combined Cycle TPU Santa Cruz (RJ)	0.2	2.8
Installation of HPU Batalha (Paulista)	41.3	69.0
Installation of HPU Simplício and SHU Anta	131.1	349.6
Modernization of HPU Furnas (MG)	12.0	45.0
Modernization of HPU Mascarenhas de Moraes (MG)	(1.8)	1.9
Modernization of HPU Luiz Carlos Barreto (MG)	13.2	55.4

Others	19.6	37.2

Property. plant / Vehicle / Equipment	4.0	6.4
Information tecnology	11.7	17.5
Environmental preservation	3.9	13.3

Total	257.6	683.7

Loans and Financing – R$ million

Local Currency

Creditor	09.30.08	Due to

Eletrobrás - ECF 1713	101.90	30.03. 2018
Eletrobrás - ECF 2506	131.60	30.12. 2018

Eletrobrás - ECF 2309	18.28	30.12. 2010
Eletrobrás - ECF 2614	121.86	29.12. 2008
Eletrobrás - ECF 2624	329.15	21.12. 2008
Eletrobrás - ECF 2676	122.89	29.12. 2008
Fundação Real Grandeza	656.47	29.12. 2012
Fundação Real Grandeza - Plano	302.81	01.12. 2015
Empresa Produtora de Energia	27.63	05.06. 2009
Eletronuclear	6.80	10.09. 2009
Banco do Brasil S.A.	27.86	14.10. 2011
Banco do Brasil S.A.	32.82	04.11. 2011
Banco UBS Pactual S.A.	16.58	04.11. 2011
Banco UBS Pactual S.A.	27.44	05.12. 2011
Banco do Brasil S.A.	12.63	05.12. 2011
FURNAS I - FIDC	31.61	30.03. 2009
FURNAS II - FIDC	336.25	31.05. 2010
Banco do Brasil S.A.	122.00	25.10. 2012
Caixa Econômica Federal	196.28	25.07. 2012
Banco do Brasil S.A.	86.65	15.10. 2012
Banco da Amazônia S.A.	159.00	15.02. 2013
BNDES	441.32	15.07. 2026

Foreign Currency

Creditor	06.30.08	Due to	Currency

Eletrobrás - ECR 258/98	68.00	04.04.2018	US$
Eletrobrás - ECR 261/98	272.26	04.04.2018	Yen

Contract obligations on 09/30/08 – R$ million

Loans and Financing	2008	2009	2010	2011	2012	2013	After 2013

	3,065	2,736	2,301	1,964	1,318	762	618

FURNAS does not have accounting registration of property accounts (assets and liabilities) accrued by activity, The segregation is only done for the result accounts,
The values informed represent the balance of the contractual obligations of loans and financings forecast for December 31 of each year

Energy Purchased Contracts	2008	2009	2010	2011	2012	2013	After 2013

	1,885	1,885	1,885	1,885	1,885	1,885	1,885

Note: Include energy purchase from Eletronuclear and HEU of Serra da Mesa.
The energy purchases from Cien and TU Mário Covas were not considered because these agents are not complying with delivery obligations stated in the contracts.

Partnership

Transmission

SPC / Consortium	Transmission	Furnas	Investiment	Status	Other Shareholders
	Enterprises (*)	Participation	R$MM

SPC Companhia	TL Montes Claros - Irapé				Alusa - 41%
Transleste de	345 kV - 150 Km	24%	118.9	operating	Cemig-25%
Transmissão S.A.					Orteng-10%

SPC Companhia					Alusa - 41%
Transudeste de	TL Itutinga - Juiz de Fora	25%	88.1	operating	Cemig-24%
Transmissão S.A.	345 kV - 140 Km				Orteng-10%

SPC Companhia					Alusa - 41%
Transirapé de	TL Irapé - Araçuaí 230 kV -	24.5%	69.3	operating	Cemig-24,5%
Transmissão S.A.	65 Km				Orteng-10%

SPC Companhia				A waiting
Centroeste de Minas	TL Furnas - Pimenta II 345	49%	47	installation	Cemig-51%
S.A.	kV - 66 Km			license

Obs.:	For the projects which are in operation: the value of the investments, based on the Financial Statements of the SPC on December 30, 2008
For the projects under construction: value of the investments estimated in the SPC.
*	While under construction, the extension of the line stated in Aneel is concession contract. Once in operation, the extension is adjusted to the effective extension of the line.

Generation

SPC /	Generation	Furnas	Investiment	Other	Installed	Assured	Energy generated – MWh (*)

Consortium	Enterprises	Participation	R$MM	Shareholders	Capacity	Energy
					MW	MW	3rd qrt/08	9 month/08

Enerpeixe	HPU Peixe	40%	1,817.2	Energias	452.0	271.0	485,629	1,628,400
S.A.	Angical ****			do Brasil 60%

Consórcio	HPU Baguari	15%	501	Neoenergia 51%	140.0	80.2	-
				Cemig 34%

SPC Retiro				Orteng 25.5%
Baixo	HPU Retiro	49.0%	322	Logos 15.5%	82.0	38.5	-
Energética	Baixo			Alen 10%
S.A.

SPC Foz de	HPU Foz			CPFL 51%
Chapecó	de Chapecó	**	2,298.6	CEEE 9%	855.0	432.0	-
Energia S.A.

SPC Serra do				Alcoa 35%
Facão	HPU Serra			DME 10%
Energia		***	849.0	Camargo	210	182.4	-
S.A.				Correa 5.5%

				Odebrecht Invest.
				Infra-Estrutura S/A
				(17.6%)
				Construtora
				Norberto
				Odebrecht S/A
				(1%)
SPE Madeira	UHE Santo	39%	12,198.0	Andrade Gutierrez	3,150	2,218	-
Energia S.A	Antônio			Part. S/A (12.4%)
				Fundo de Invest. e
				Part. Amazônia
				Energia (20%)
				CEMIG Geração e
				Transmissão S.A
				(10%)

Obs.:	For the projects which are in operation: the value of the investments, based on the Financial Statements of the SPC on December 30, 2008
For the projects under construction: value of the investments estimated in the SPC.

*	Project in operation.
**	FURNAS owns 49.9% of the Chapecoense Geração S.A. SPC, which has a 40% participation in the Foz de Chapecó Energia S.A. SPC.
***	FURNAS owns 49.9% of the Serra do Facão Participações S.A. SPc which has 49.5% participation in the Serra do Facão Energia S.A. SPC.
****	The Peixe Angical – Gurupi 500 kV, transmission line, 92 km long, connects the Peixe Angical Hydro Power Plant to the National Interconnected System and belongs to the Enerpeixe SA SPC.

New owner investments – Generation

		Total if the	Installed	Assured
Enterprise	State/	investment	Capacity	Energy (MW	Operation	End of
	Localization	(R$ million)	(MW)	Médios)		concession

UHE Batalha implantation*	MG/GO	668.2	52.5	48.8	Prevision	14.08.2041
					machine 1 - 10/2010
					machine 2 - 11/2010

UHE Simplício / PCH Anta	RJ/MG	1,662.0	333.7	191.3	Prevision	14.08.2041
implantation **					Simplício:
					machine 1 - 12/2010
					Machine 2 - 02/2011
					Machine 3 - 04/2011
					Anta:
					Machine 1 - 07/2010
					Machine 2 - 08/2010

*The enterprise includes the UHE Batalha and associated transmission, namely: SE UHE Batalha, Batalha TL - Paracatu 1 (Cemig) and SE Paracatu 1 (Cemig).

** The enterprise includes the UHE Simplício, PCH Anta and associated transmission, namely: SE UHE Simplício – C, SE PCH Anta – C, SE Rocha Leão (Ampla) – C, LT Anta – Simplício and LT Simplício – Rocha Leão (Ampla).

New owner investments – Transmission

		Total if the	Extension
Enterprise	State/	investment	(km)	Operation	End of
	Localization	(R$ million)			concession

TL 345 kV Macaé – Campos III	RJ	114.1	92	Prevision	03.03.2035
implantation*				06/2009

TL 345 kV Tijuco Preto – Itapeti –	SP	112.5	50	Prevision	26.04.2036
Nordeste implantation**				10 month after
obtained the
Instalation
license

* The enterprise includes the TL Macaé – Campos III and SE Macaé – 1A and Campos – 13A.
** The enterprise includes the TL Tijuco Preto – Itapeti III and IV and Itapeti – Nordeste and SE Itapeti – C, Nordeste – C and Tijuco Preto – 16A.

Number of employees – 09/30/08

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

1,518	379	245	480	578	1,461	4,661

Department	Number of employees

Administrative	1,269
Operational	3,392

Complementary work force – 09/30/08

Contracted	Other (*)

1,745	3

(*) Employees from other companies of the Eletrobrás System

Marketletter – September 2008	Chesf

Balance Sheet for the period ended on September 30
(R$ thousand)

Assets	2008	2007

Current Assets
Cash and banks	6,084	23,573
Open-market applications	524,495	433,643

	530,579	457,216

Consumers and concessionaires	798,386	1,132,090
(-)Provision for credits of questionable liquidation	(20,096)	(218,433)
Taxes and contributions to recover	169,496	151,394
Advances to employees	17,079	22,028
Stored materials	74,894	69,388
Tax credits – social contribution deferred	22,919	39,101
Tax credits – income tax deferred	6,393	55,984
Global Reversion Reserve	3,285	11,349
Services in course	89,732	73,800
Collaterals and linked deposits	93,790	1,503
Others	44,308	36,616

	1,830,765	1,832,036

Non-Current Assets
Consumers and concessionaires	83,887	125,452
(-)Provision for credits of questionable liquidation	(8,425)	(14,725)
Tax credits – social contribution deferred	37,373	71,112
Tax credits – income tax deferred	79,524	65,569
Property and right to be sold	10,769	6,351
Others	13,849	7,302

	216,977	261,061

Investments
Corporate participation	247,442	140,449
Property right for future use – studies and projects	8,961	7,664
Alternative source – photovoltaic energy	973	973
Procel – conservation of energy	489	489
Others	854	854

	258,719	150,429

Property, plant and equipment
In service
Ground	1,904,640	1,903,068
Reservoir, dam and adductor	9,354,508	9,193,435
Civil construction and improvement	2,737,138	2,745,982
Machinery and equipment	11,114,638	10,898,284
Vehicle	49,286	43,003
Furniture and fixtures	38,173	32,437

	25,198,383	24,816,209

Acummulated depreciation	(10,601,416)	(10,042,030)

	14,596,967	14,774,179
In course	1,665,019	1,460,385

	16,261,986	16,234,564

Obligation linked the concession	(155,641)	(155,550)

	16,106,345	16,079,014

Intangible
In service	124,709	124,357
Accumulated amortization	(7,108)	(1,422)
	117,601	122,935
In course	20,019	12,287

	137,620	135,222

Deferred
Pre-operational expenses	1,359	1,359
Other deferred expenses	3,371	3,371

	4,730	4,730

Accumulated amortization	(4,595)	(4,407)

	135	323

	16,719,796	16,626,049

Total Assets	18,550,561	18,458,085

Liabilities	2008	2007

Current Liabilities
Suppliers	157,564	149,622
Payment-roll	6,488	5,685
Taxes and social contribution	496,521	353,059
Loans and financing	438,907	462,633
Debt charges	5,153	51,454
Estimated obligations	102,802	84,316
Private security fund	185,852	201,148
Consumer charges to collect (RGR e CCC)	20,194	26,088
Research & Development	154,526	123,468
F.N.D.C.T.	22,625	19,107
M.M.E.	11,313	9,553
Research instituitions	120,588	94,808
Financial compensation for the use of hydro resources	34,230	31,871
Others	22,972	25,306

	1,625,209	1,514,650

Non-Current Liabilities
Taxes and social contribution	44,443	37,924
Loans and financing	3,352,538	4,223,295
Private security fund	261,790	349,439
Consumer charges to collect (RGR e CCC)	49,638	9,644
Provisions for contingencies	408,919	319,148
Provisions for contingencies	521,241	408,900
(-) Deposits linked to litigation	(112,322)	(98,672)
Others	34,931	34,195

	4,152,259	4,973,645

Stockholders’ Equity
Social Capital	2,196,306	1,696,306
Capital reserves	6,916,199	7,416,199
Income reserves	2,459,103	2,046,473
Accrued income	907,089	516,416

	12,478,697	11,675,394

Resources for capital increase	294,396	294,396

	12,773,093	11,969,790

Total Liabilities	18,550,561	18,458,085

Statement of Income for the period ended on September 30 by activity
(R$ thousand)

	2008			2007

	Generation	Transmission	Total	Total

Operating Revenue
Supply of electric energy	566,804	-	566,804	456,397
Gross supply of electric energy	2,142,805	-	2,142,805	1,809,842
Availability of transmission system	-	894,620	894,620	863,610
Short from energy	754,158	-	754,158	235,379
Other operating revenues	1,620	3,886	5,506	7,442

	3,465,387	898,506	4,363,893	3,372,670

Deductions to Operating Revenue
Global Reversion Reserve	(91,497)	(20,744)	(112,241)	(86,583)
ICMS tax on electric energy sale	(71,188)	-	(71,188)	(56,777)
Service tax - ISS	(68)	(167)	(235)	(361)
Research and Development	(29,787)	(7,627)	(37,414)	(29,575)
Fuel consumption account - CCC	-	(59,335)	(59,335)	(87,614)
Energetic development account - CDE	-	(14,259)	(14,259)	(13,020)
PROINFA	-	(19,146)	(19,146)	(13,377)
PIS/PASEP	(48,146)	(6,882)	(55,028)	(43,339)
COFINS	(221,821)	(31,731)	(253,552)	(199,681)

	(462,507)	(159,891)	(622,398)	(530,327)

Net Operating Revenue	3,002,880	738,615	3,741,495	2,842,343

Cost of electric energy service
Cost with electric energy
Electric energy purchased for resale	(40,502)	-	(40,502)	(173)
Charges on the use of electric grid	(492,160)	-	(492,160)	(457,413)
Cost with operation
Personnel	(42,851)	(108,957)	(151,808)	(126,345)
Material	(1,862)	(4,616)	(6,478)	(7,192)
Fuel for production of electric energy	(334,048)	-	(334,048)	(2,775)
Third party services	(10,524)	(22,028)	(32,552)	(30,370)
Financial compensation for the use of hydro resources	(113,218)	-	(113,218)	(161,423)
Depreciation and amortization	(261,687)	(146,754)	(408,441)	(406,995)
Inspection fee	(10,076)	(6,299)	(16,375)	(11,740)
Others	44,417	(2,110)	42,307	28,883

	(1,262,511)	(290,764)	(1,553,275)	(1,175,543)

Cost of service rendered to third parties	-	(500)	(500)	(3,295)

Gross Operating Income	1,740,369	447,351	2,187,720	1,663,505

Operating Expenses
Sales expenses
Provision for credits of questionable liquidation	-	-	-	(124,196)
Provision for credits of questionable liquidation - reversion	177,006	-	177,006	-
Losses – Free Energy	(185,863)	-	(185,863)	-
Others	(83)	(206)	(289)	(204)
General and administrative expenses
Personnel	(66,718)	(183,031)	(249,749)	(211,035)
Material	(2,847)	(7,275)	(10,122)	(10,742)
Third party services	(21,919)	(34,654)	(56,573)	(53,693)
Depreciation and amortization	(25,743)	(15,866)	(41,609)	(37,948)
Provisions for contingencies	(21,672)	(56,758)	(78,430)	(46,083)
Others	(9,770)	(20,850)	(30,620)	(33,494)
	(157,609)	(318,640)	(476,249)	(517,395)

Result of Service	1,582,760	128,711	1,711,471	1,146,110

Financial Revenue (Expense)
Income from financial applications	39,253	10,620	49,873	16,347
Monetary variation and arrears –energy sold	39,659	1,144	40,803	77,599
Other monetary variation – asset	130	323	453	711
Other financial revenues	24,687	9,005	33,692	11,979
Pis/Pasep/Cofins	(8)	(3)	(11)	(13)
Debt charges	(330,646)	(43,983)	(374,629)	(436,831)
Monetary variation on loans and financing	(34,298)	(916)	(35,214)	20,657
Other monetary variations – liability	(14,508)	(35,947)	(50,455)	(23,833)
Other financial expenses	(12,275)	(9,732)	(22,007)	(33,355)

	(288,006)	(69,489)	(357,495)	(366,739)

Operational Result	1,294,754	59,222	1,353,976	779,371

Non-Operating Revenue	3	723	726	2,921
Non-Operating Expense	(58)	(26)	(84)	(4,433)

Non-Operating Result	(55)	697	642	(1,512)

Income before social contribution and income tax	1,294,699	59,919	1,354,618	777,859

Social Contribution	(114,374)	(4,708)	(119,082)	(70,043)
Income tax	(316,943)	(11,504)	(328,447)	(191,400)

Net income for the period	863,382	43,707	907,089	516,416

Net income per share (R$)	20.70	1.05	21.75	12.38

Cash Flow for the period ended on September 30
(R$ thousand)

Operating Activities	2008	2007
		(Reclassified)

Net income for the period	907,089	516,416

Expenses (Revenues) not affecting cash:
Depreciation and amortization	450,050	444,943
Net long-term monetary and currency variations	55,988	4,009
Income tax and social contribution	(15,861)	10,856
Shareholding participation	(19,800)	-
Free energy	(31,021)	(73,318)
Provision for contingencies	56,097	2,614
Transmission regulatiry liability	(4,091)	-
Others	14	(142)

	1,398,465	905,378

Variation in current asset
Consumers, concessionaires and permit holders	241,535	(249,595)
Stored materials	(3,828)	(2,026)
Taxes and contributions to recover	(158,513)	(94,254)
Advances to employees	(8,010)	(16,399)
Collaterals and linked deposits	(45,726)	2,420
Tax credits	57,502	(63,682)
Services in course	(5,184)	7,468
Provision for credits of questionable liquidation	(170,408)	169,612
Other operating assets	7,388	(9,306)

	(85,244)	(255,762)

Variation in current liability
Suppliers	(106,362)	(54,770)
Taxes and social contributions	277,097	286,515
Estimated obligations	31,328	28,406
Participation in income or results	(54,012)	(47,705)
Consumer charges to collect	(7,060)	(8,651)
Research & Development	24,025	(6,216)
Financial compensation for utilization of hydro resources	(2,165)	1,667

Other operating liabilities	(11,489)	(11,587)

	151,362	187,659

Application in non-current asset
Consumer charges to collect	59,839	297,647
Tax credits	33,408	27,755
Provision for credits of questionable liquidation	(6,598)	(48,030)
Other	1,039	1,356

	87,688	278,728

Increase (decrease) in non-current liabilities
Provisions for contingencies	16,753	13,714
Consumer charges to collect	30,570	9,749

	47,323	23,463

Total of operating activities	1,599,594	1,139,466

Investment Activities
Application in property, plant and equipment and intangible assets	(425,685)	(330,326)
Property and rights for future use	(1,052)	(7,664)

Permanent shareholding participations	(80,200)	(27,538)

	(506,937)	(365,528)

Financing Activities
Loans and financing obtained in the long-term	103,784	356,848
Payable charges on loans and financing	350,873	399,673
Monetary variation on loans and financing	11,978	(6,103)
Payment of short-term parts of loans and financing of long-term nature	(856,774)	(524,904)
Financial charges paid to shareholders and related parties	(336,102)	(349,772)
Financial charges paid to financial institutions and other parties	(72,999)	(67,318)
Remuneration paid to shareholders	(246,392)	(211,294)
Private security fund	(101,631)	(100,513)
Property, plant and equipment discharges	12,526	11,049
Others	(1,441)	6,747

	(1,136,178)	(485,587)

Total of cash effects	(43,521)	288,351

Cash and cash equivalent – beginning of period	574,100	168,865
Cash and cash equivalent – end of period	530,579	457,216

Cash variation	(43,521)	288,351

						R$ million

EBITDA				EBITDA Margin

3rd qrt/08	3rd qrt/07	9 month/08	9 month/07	3rd qrt/08	3rd qrt/07	9 month/08	9 month/07

605.13	584.36	2,161.52	1,591.05	54.46%	58.25%	57.77%	55.98%

Market Data

Energy generated

Plant	Installed	Guaranteed	Energy generated - MWh

	Capacity - MW	Energy - MW	3rd qrt/08	9 month/08

Funil	30.00	15.50	17,211.64	59,400.40
Pedra	20.00	7.20	3,970.92	16,252.32
Araras	4.00	2.00	0.00	0.00
Curemas	3.50	2.00	1,443.81	4,757.69
Complexo de Paulo Afonso e Moxotó	4,279.60	2,225.00	3,917,877.94	9,429,873.99
Sobradinho	1,050.30	530.00	948,274.22	2,244,310.08
Luiz Gonzaga	1,479.60	959.00	1,855,170.76	4,310,690.78
Boa Esperança (Castelo Branco)	237.30	143.00	269,266.34	1,026,855.65
Xingó	3,162.00	2,139.00	4,422,982.68	10,631,828.35
Piloto	2.00	-	0.00	0.00
Camaçari	350.00	-	138.26	562,111.64

Total	10,618.30	6,023.70	11,436,336.57	28,286,080.90

Electric energy purchased for resale

	3rd qrt/08	9 month/08

MWh	0.00	0.00
R$ million	27.64	40.50

Energy sold(1)

Sale	3rd qrt/08		9 month/08

	R$ million	MWh	R$ million	MWh

Through auction	872.87	9,790,527.37	2,984.54	28,827,581.49
Through free market agreements or bilateral contracts	172.87	3,096,606.16	479.23	9,148,524.99

Total	1,045.74	12,887,133.53	3,463.77	37,976,106.48

Fuel for production of electric energy

		3rd qrt/08		9 month/08

Type	Metric	Quantity	Value	Quantity	Value
	unit		R$ million		R$ million

Diesel oil	L	305,734	0.550	200,798,756	334.03

Natural gas	m³	37,684	0.011	52,459	0.015

Losses in generation - % (1)

3rd qrt/08	9 month/08

2.53%	2.71%

Extension of transmission lines (km) – 09/30/08

Concession Área	Extension (km)	Tension	Operation	End of Concession

ANGELIM II-RECIFE II	169.00	500	ago/77	7/7/2015
ANGELIM II-RECIFE II	170.70	500	mar/80	7/7/2015
JARDIM II-CAMAÇARI II	249.40	500	mai/00	7/7/2015
GONZAGA-ANGELIM II	248.40	500	fev/77	7/7/2015
GONZAGA-MILAGRES	231.20	500	abr/87	7/7/2015
GONZAGA-OLINDINA	248.60	500	mai/76	7/7/2015
LUIZ GONZAGA-SOBRADINHO	290.60	500	out/79	7/7/2015
MESSIAS-RECIFE II	175.90	500	dez/98	7/7/2015
MILAGRES-QUIXADA	268.70	500	jan/88	7/7/2015
OLINDINA-CAMACARI II	147.20	500	out/76	7/7/2015
OLINDINA-CAMACARI II	146.90	500	set/78	7/7/2015
P.AFONSO IV-ANGEL.II	221.00	500	jul/79	7/7/2015
P.AFONSO IV-OLINDINA	212.80	500	jun/78	7/7/2015
P.AFONSO IV-L. GONZAGA	37.40	500	out/79	7/7/2015
P.AFONSO IV-XINGO	53.80	500	fev/93	7/7/2015
PRES.DUTRA-TERESINA II	207.80	500	mai/00	7/7/2015
PRES.DUTRA-TERESINA II	208.00	500	abr/03	7/7/2015

QUIXADA-FORTALEZAII	137.80	500	ago/96	7/7/2015
SOBRAL III-FORTALEZAII	210.80	500	mai/00	7/7/2015
S.J.PIAUI-B.ESPERANCA	233.80	500	dez/80	7/7/2015
SOBRADINHO-S.J.PIAUI	211.00	500	out/80	7/7/2015
SOBRADINHO-LUIZ GONZAGA	316.00	500	jun/88	7/7/2015
TERESINA II-SOBRAL III	334.00	500	mai/00	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	mai/79	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	mai/79	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	mai/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.30	500	out/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.30	500	out/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.40	500	out/79	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	dez/79	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	mai/80	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	out/80	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	jul/81	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	dez/81	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	mai/83	7/7/2015
USINA XINGO - XINGO	0.90	500	out/95	7/7/2015
USINA XINGO - XINGO	0.90	500	out/95	7/7/2015
USINA XINGO - XINGO	0.90	500	out/95	7/7/2015
USINA.XINGO.- XINGO	0.90	500	out/95	7/7/2015
USINA XINGO - XINGO	0.80	500	mar/94	7/7/2015
USINA XINGO - XINGO	0.80	500	nov/94	7/7/2015
XINGO-JARDIM	159.70	500	mai/00	7/7/2015
XINGO-MESSIAS	218.90	500	fev/93	7/7/2015

Sub-total - 500 kV	5,121.00

ANGELIM-MESSIAS	78.80	230	abr/77	7/7/2015
ANGELIM-MESSIAS	78.80	230	out/76	7/7/2015
ANGELIM-MESSIAS	79.10	230	ago/86	7/7/2015
ANGELIM-RIBEIRAO	115.60	230	jan/53	7/7/2015
ANGELIM-RECIFE II	171.70	230	jan/67	7/7/2015
ANGELIM-RECIFE II	171.70	230	jan/61	7/7/2015
ANGELIM-TACAIMBO,	64.00	230	mar/63	7/7/2015
ANGELIM-TACAIMBO	64.00	230	mar/73	7/7/2015
ANGELIM-TACAIMBO	65.70	230	jun/98	7/7/2015
B.ESPERANCA-TERESINA	198.00	230	mar/70	7/7/2015
B.ESPERANCA-TERESINA	198.00	230	dez/81	7/7/2015
BONGI-ACONORTE	6.00	230	ago/76	7/7/2015
B.J.DA LAPA-BARREIRAS	233.50	230	dez/90	7/7/2015
BANABUIU-FORTALEZA	177.20	230	out/65	7/7/2015
BANABUIU-FORTALEZA	176.00	230	jul/78	7/7/2015
BANABUIU-FORTALEZA	176.00	230	ago/78	7/7/2015
BANABUIU-MOSSORO II	177.20	230	jul/03	7/7/2015
BANABUIU-RUSSAS II	110.40	230	mai/71	7/7/2015
BOM NOME-MILAGRES	83.70	230	set/61	7/7/2015
BOM NOME-MILAGRES	84.10	230	dez/74	7/7/2015
BOM NOME-MILAGRES	83.80	230	set/79	7/7/2015
CAUIPE-SOBRAL	177.50	230	nov/73	7/7/2015
CICERO DANTAS-CATU	200.70	230	mar/68	7/7/2015
CICERO DANTAS-CATU	201.20	230	abr/72	7/7/2015
C.GRANDE-GOIANINHA	99.20	230	fev/70	7/7/2015
C.GRANDE-NATAL II	188.10	230	out/99	7/7/2015
C.GRANDE-NATAL II	188.10	230	out/02	7/7/2015
C.GRANDE II-S.CRUZ II	113.40	230	mai/79	7/7/2015
C.GRANDE II-PARAISO	118.50	230	out/78	7/7/2015
CAMACARI-C.METAIS	3.20	230	fev/82	7/7/2015
CAMACARI-CQR	7.20	230	mai/92	7/7/2015
CAMACARI-COTEGIPE	22.90	230	jun/70	7/7/2015
CAMACARI-COTEGIPE	23.50	230	out/76	7/7/2015
CAMACARI-GOV.MANGAB.	83.70	230	set/82	7/7/2015
CAMACARI-GOV.MANGAB	83.70	230	set/82	7/7/2015
CAMACARI-JACARACANGA	19.20	230	jul/77	7/7/2015
CAMACARI-JACARACANGA	19.20	230	mar/77	7/7/2015
CAMACARI-MATATU	47.00	230	ago/53	7/7/2015
CAMACARI-PITUACU	39.20	230	out/84	7/7/2015
CAMACARI-PITUACU	39.20	230	jan/02	7/7/2015
COTEGIPE-JACARACANGA	15.20	230	dez/71	7/7/2015
COTEGIPE-MATATU	30.00	230	mai/77	7/7/2015
CATU-CAMACARI	25.00	230	jun/70	7/7/2015
CATU-CAMACARI	25.00	230	ago/53	7/7/2015
CATU-GOV.MANGABEIRA	77.20	230	ago/67	7/7/2015
CATU-ITABAIANINHA	144.60	230	ago/53	7/7/2015
FUNIL-ITAPEBI	197.80	230	jul/90	7/7/2015
FUNIL-ITAPEBI	197.80	230	jul/90	7/7/2015
FORTALEZA-CAUIPE	58.80	230	nov/73	7/7/2015

FORTALEZAII-D.GOUVEIA	7.10	230	jun/89	7/7/2015
FORTALEZAII-D.GOUVEIA	7.10	230	jun/89	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	fev/00	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	abr/00	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	out/05	7/7/2015
FORTALEZA II-CAU¥PE	57.40	230	nov/03	7/7/2015
FORTALEZA II-CAU¥PE	57.40	230	nov/03	7/7/2015
FORTALEZA II-PICI	27.70	230	mai/05	7/7/2015
FORTALEZA II-PICI	27.70	230	mai/05	7/7/2015
GOIANINHA-MUSSURE	50.60	230	out/77	7/7/2015
GOIANINHA-MUSSURE	50.60	230	out/77	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	dez/68	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	fev/84	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	fev/84	7/7/2015
ICO - ICO U1	1.50	230	mar/97	7/7/2015
ITAPEBI-EUNAPOLIS	47.00	230	jul/90	7/7/2015
ITAPEBI-EUNAPOLIS	47.00	230	jul/90	7/7/2015
IRECE-B.JESUS DA LAPA	285.70	230	set/81	7/7/2015
ITABAIANINHA-ITABAIANA	77.00	230	ago/53	7/7/2015
ITABAIANA-JARDIM	44.00	230	ago/79	7/7/2015
ITABAIANA-JARDIM	44.00	230	ago/79	7/7/2015
JACAR.-ALUNORDESTE	1.80	230	mai/83	7/7/2015
JACARACANGA-DOW	7.90	230	jul/77	7/7/2015
JACARACANGA-DOW	7.80	230	mar/77	7/7/2015
JARDIM-FAFEN	12.50	230	ago/81	7/7/2015
JAGUARARI-JAGUARARI	9.70	230	jan/80	7/7/2015
JAGUARARI-JAGUARARI	9.70	230	abr/81	7/7/2015
JUAZEIROII-S.BONFIMII	148.50	230	jan/80	7/7/2015
JUAZEIROII-S.BONFIMII	148.50	230	abr/81	7/7/2015
LIBRA-LIBRA	1.50	230	dez/91	7/7/2015
MILAGRES-BANABUIU	225.90	230	fev/65	7/7/2015
MILAGRES-BANABUIU	225.10	230	dez/77	7/7/2015
MILAGRES-BANABUIU	225.10	230	dez/77	7/7/2015
MILAGRES-COREMAS	119.40	230	nov/86	7/7/2015
MILAGRES-COREMAS	-	230	fev/09	4/3/2035
MILAGRES-TAUÁ	207.00	230	nov/06	4/3/2035
MIRUEIRA-PAU FERRO	22.60	230	out/99	7/7/2015
MIRUEIRA-GOIANINHA	50.30	230	dez/89	7/7/2015
MESSIAS-MACEIO	26.50	230	nov/02	7/7/2015
MESSIAS-MACEIO	26.50	230	dez/02	7/7/2015
MOSSORO-ACU	71.30	230	jul/87	7/7/2015
MESSIAS-RIO LARGO	11.90	230	ago/86	7/7/2015
MESSIAS-RIO LARGO	11.60	230	out/76	7/7/2015
MESSIAS-RIO LARGO	11.60	230	abr/77	7/7/2015
OLINDINA-OLINDINA	0.20	230	mai/80	7/7/2015
OLINDINA-OLINDINA	0.20	230	mai/80	7/7/2015
P.AFONSO-ANGELIM	221.30	230	jan/53	7/7/2015
P.AFONSO-ANGELIM	220.20	230	jan/67	7/7/2015
P.AFONSO-ANGELIM	220.20	230	jan/61	7/7/2015
P.AFONSO-ANGELIM	221.00	230	dez/73	7/7/2015
P.AFONSO-BOM NOME	170.10	230	out/61	7/7/2015
P.AFONSO-BOM NOME	170.70	230	dez/74	7/7/2015
P.AFONSO-BOM NOME	170.80	230	nov/78	7/7/2015
P.AFONSO-C.DANTAS	134.20	230	mar/68	7/7/2015
P.AFONSO-C.DANTAS	133.80	230	jun/72	7/7/2015
P.AFONSO-ITABAIANA	162.50	230	abr/87	7/7/2015
P.AFONSO-ITABAIANA	162.50	230	set/85	7/7/2015
P.AFONSO IV-P.AFONSO	1.10	230	out/79	7/7/2015
P.AFONSO IV-P.AFONSO	1.40	230	fev/81	7/7/2015
PAU FERRO-C.GRANDE	126.00	230	mar/03	7/7/2015
PAU FERRO-C.GRANDE	126.00	230	out/99	7/7/2015
PIRIPIRI-SOBRAL	167.40	230	ago/73	7/7/2015
PARAISO - NATAL II	97.90	230	abr/79	7/7/2015
PITUACU-NARANDIBA	3.60	230	nov/83	7/7/2015
PITUACU-PITUACU	0.40	230	ago/83	7/7/2015
RECIFE II-JOAIRAM	7.60	230	jan/53	7/7/2015
RECIFE II-JOAIRAM	7.31	230	jan/67	7/7/2015
RECIFE II-JOAIRAM	7.31	230	jan/61	7/7/2015
JOAIRAM-BONGI	6.26	230	jan/53	7/7/2015
JOAIRAM-BONGI	6.37	230	jan/67	7/7/2015
JOAIRAM-BONGI	6.37	230	jan/61	7/7/2015
RECIFE II-GOIANINHA	71.30	230	fev/72	7/7/2015
RECIFE II-GOIANINHA	71.40	230	fev/72	7/7/2015
RECIFE II-MIRUEIRA	31.00	230	jun/80	7/7/2015
RECIFE II-MIRUEIRA	31.40	230	jun/80	7/7/2015
RECIFE II-MIRUEIRA	31.40	230	jun/86	7/7/2015

RECIFE II-PAU FERRO	32.00	230	set/04	7/7/2015
RECIFE II-PAU FERRO	32.00	230	set/04	7/7/2015
RECIFE II-PIRAPAMA II	27.60	230	jun/80	7/7/2015
RECIFE II-PIRAPAMA II	27.60	230	jun/80	7/7/2015
RIBEIRAO-RECIFE II	56.70	230	set/94	7/7/2015
RIO LARGO-PENEDO	122.70	230	jan/98	7/7/2015
RIO LARGO-TRIKEM	23.20	230	jun/76	7/7/2015
RUSSAS II-MOSSORO II	75.00	230	abr/81	7/7/2015
SOBRAL III-SOBRAL II	13.90	230	jul/05	7/7/2015
SOBRAL III-SOBRAL II	13.90	230	jul/05	7/7/2015
S.MENDES-PICOS	99.60	230	mar/86	7/7/2015
S.J.PIAUI-E.MARTINS	172.90	230	fev/98	7/7/2015
S.J.PIAUI-S.MENDES	68.20	230	jul/85	7/7/2015
SR. DO BONFIM-IRECE	214.00	230	set/81	7/7/2015
S.CRUZ II-NATAL II	101.30	230	mai/79	7/7/2015
SAPEAÇU-FUNIL	193.80	230	dez/68	7/7/2015
SAPEAÇU-FUNIL	192.10	230	fev/84	7/7/2015
SAPEAÇU-S.ANTO.JESUS	31.00	230	abr/97	7/7/2015
S.ANTO.JESUS-FUNIL	161.90	230	abr/97	7/7/2015
TACAIMBO-C.GRANDE II,	124.70	230	jun/85	7/7/2015
TACAIMBO-C.GRANDE II	124.70	230	jun/85	7/7/2015
TERESINA I-TERESINAII	25.00	230	set/02	7/7/2015
TERESINA I-TERESINAII	25.00	230	set/02	7/7/2015
TERESINA-PIRIPIRI	154.70	230	nov/71	7/7/2015
U.APO.SALES-P.AFONSO	5.80	230	out/77	7/7/2015
U.APO.SALES-P.AFONSO	5.70	230	mar/77	7/7/2015
U.B.ESPER.-B.ESPER.	2.80	230	dez/80	7/7/2015
SOBRADINHO-JUAZEIROII	42.50	230	jan/80	7/7/2015
SOBRADINHO-JUAZEIROII	42.50	230	abr/81	7/7/2015
USINA II-P.AFONSO	0.60	230	out/61	7/7/2015
USINA II-P.AFONSO	0.70	230	dez/64	7/7/2015
USINA II-P.AFONSO	0.60	230	mai/67	7/7/2015
USINA II-P.AFONSO	0.70	230	mai/67	7/7/2015
USINA II-P.AFONSO	0.70	230	dez/67	7/7/2015
USINA III-P.AFONSO	0.60	230	out/71	7/7/2015
USINA III-P.AFONSO	0.60	230	abr/72	7/7/2015
USINA III-P.AFONSO	0.60	230	abr/74	7/7/2015
USINA III-P.AFONSO	0.60	230	ago/74	7/7/2015
USINA I-P.AFONSO	0.60	230	jan/55	7/7/2015
USINA I-P.AFONSO	0.60	230	jan/55	7/7/2015

Sub-total - 230 kV	12,537.52

C.GRANDE II-S.CRUZ II	117.30	138	abr/63	7/7/2015
C.GRANDE II-S.CRUZ II	117.30	138	jan/68	7/7/2015
C.NOVOS-S.DO MATOS	38.80	138	dez/67	7/7/2015
SANTANA DO MATOS-ACU	49.50	138	dez/67	7/7/2015
S.CRUZ II-C.NOVOS II	55.00	138	out/65	7/7/2015
USINA II-ZEBU	6.00	138	dez/64	7/7/2015

Sub-total - 138 kV	383.90

ABAIXADORA-MULUNGU	6.50	69	mai/75	7/7/2015
ABAIXADORA-MOXOTO	5.30	69	fev/70	7/7/2015
ABAIXADORA-ZEBU	5.40	69	out/72	7/7/2015
C.GRANDE I-BELA VISTA	9.20	69	set/93	7/7/2015
C.GRANDE II-BELA VISTA	7.20	69	out/89	7/7/2015
C.GRANDE II-C.GRANDE I	9.30	69	mai/64	7/7/2015
CAMACARI-CAMACARI	1.40	69	jun/60	7/7/2015
COTEGIPE-CATU	48.70	69	jun/60	7/7/2015
COTEGIPE-CATU	48.70	69	jun/60	7/7/2015
JABOATAO-RECIFE.II	3.10	69	jan/65	7/7/2015
M.REDUZIDO-M.REDUZIDO	0.50	69	abr/73	7/7/2015
MATATU-PITUACU	7.40	69	jun/60	7/7/2015
MATATU-PITUACU	7.30	69	jun/60	7/7/2015
PIRAPAMA II-RECIFE II	21.00	69	jan/65	7/7/2015
PITUACU-COTEGIPE	22.10	69	jun/60	7/7/2015
PITUACU-COTEGIPE	21.90	69	jun/60	7/7/2015
S.CRUZ II-NATAL II	89.30	69	jan/64	7/7/2015
USINA DE PEDRA-JEQUIE	20.50	69	nov/78	7/7/2015
VILA ZEBU-ITAPARICA	27.00	69	jul/77	7/7/2015
ZEBU-MOXOTO	7.20	69	abr/83	7/7/2015
ZEBU-XINGO	56.50	69	ago/81	7/7/2015

Sub-total 69 kV	425.50

Total	18,467.92

Average tariff – R$/MWh

3rd qrt/08	9 month/08

78.70	73.53

Main investments - R$ million

Project	3rd qrt/08	9 month/08

Transmission	86.40	275.00

Extension of the Northeast Transmission System	32.91	83.66
Reinforcement and improvement of the transmission system	36.41	132.97
Maintenance of transmission system	17.08	58.37

Generation	45.11	114.80

Maintenance of generation system	15.03	19.98
Studies for generation expansion	0	5.95
Resettlement of Itaparica	30.08	88.87

Infra-structure	13.60	35.88

Real Estate	1.87	5.28
Maintenance of equipment/vehicles/furniture	4.27	6.95
Maintenance of info assets.	7.46	23.65

Total	145.11	425.68

Loans and Financing – R$ million

Creditor	Balance on	Currency

Financial Institutions – Foreign currency	71.24	EURO

ELETROBRÁS – Foreign currency	181.07	US$

ELETROBRÁS – Local currency	3,259.55	R$

Financial Institution – Banco do Nordeste – Local Currency	31.20	R$

	-

	31.20

	160.93	R$

	0.86

	161.79

	14.85	R$

	0.02

	14.87

	15.28	R$

	0.88

	16.16

	15.72	R$

	0.73

Financial Institutions – Local currency - B.BRASIL	16.45

	15.74	R$

	0.55

	16.29

	15.78	R$

	0.38

	16.15

	11.68	R$

	0.15

	11.83

TOTAL Foreign currency	252.31

TOTAL Local currency	3,544.29

TOTAL GERAL	3,796.60

Contract obligations on 09/30/08 – R$ million

Loans and Financing	2008	2009	2010	2011	2012	2013	After 2013

Generation	89.62	325.22	316.35	346.91	630.53	317.21	1,357.50
Transmission	33.25	122.36	110.70	25.62	20.06	16.69	84.58

Total	122.87	447.58	427.05	372.53	650.59	333.90	1,442.08

Partnership

Generation

SPC/Consortium	Object	Installed	Guaranteed	Participation	Enterprise Value	Partnership

		Capacity	Energy	%	R$ million	Partners	%

Energética Águas	UHE	261 MW	154.9	24.5	760.8	Neoenergia	51
da Pedra S.A.	Dardanelos					Eletronorte	24.5

						Suez Energy	50.1
Energia						Ltda
Sustentável do	UHE	3,300 MW	1,975.36	20.0	10,000.0	Camargo	9.9
Brasil	Jirau					Correa
						Eletrosul	20.0

Transmission

			Participation	Enterprise	Partnership		In operation

SPC/Consortium	Object	TL Extension	%	Value	Partners	%
				R$ million			Yes	No

STN – Sistema	LT (Teresina/Sobral/
de Transmissão	Fortaleza)	546 km	49	516.2	Alusa	51	X
Nordeste S.A.	em 500 kV

Integração Transmissora de Energia S.A. - INTESA	LT (Colinas/Miracema/ Gurupi/Peixe 2/ Serra da Mesa 2) em 500 kV	695 km	12	500	Fundo de Investimentos em Participações Brasil Energia – FIP		X

						48

					Engevix	3
					Eletronorte	37

Manaus Transmissora de Energia S.A.	LT-Oriximiná /	375 km	19.5	1,114	Eletronorte	30		X
	Itacoatiara, CD, 500

	kV

	LT- Itacoatiara/Cariri CD, 500 kV,	212 km			Espanhola Abengoa	51

	LT-	144 km	100	48
	Eunápolis/Teixeira
	de Freitas II, 230 KV

Number of employees – 09/30/08

Composition of employees by tenure (years)

to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

1,115	261	47	1,170	692	2,393	5,678

Department		Number of employees

Field		3,466
Administrative		2,212

Complementary work force – 09/30/08

Others

11

Marketletter – September 2008 Eletronorte

Balance Sheet for the period ended on September 30
(R$ thousand)

	Parent Company		Consolidated
Assets	2008	2007	2008	2007

Current Assets
Cash and banks	2,161	1,487	4,344	5,430
Open-market applications	1,200,837	1,820,512	1,202,792	1,820,512
Consumers, concessionaires and affiliates	486,722	389,842	471,629	413,877
Provision for credits of questionable liquidation	(54,410)	(51,019)	(54,410)	(51,019)
Compensable tax and social contribution	53,654	26,947	61,709	26,947
Debtors	16,388	21,784	17,528	22,949
Other credits	279,362	122,402	277,215	131,164
Stored materials	79,239	42,881	80,948	44,902
Expenses paid in advance	6,057	2,520	6,607	2,520

	2,070,010	2,377,356	2,068,362	2,417,282

Non-Current Assets
Loans and Financing	403,709	186,576	377,535	159,938
Holding and controlled co’s	108,093	9,860	108,093	9,860
Other credits	14,347	46,661	15,254	44,913
Consumers, concessionaires and affiliates	9,827	292,808	23,980	301,933
Compensable tax and social contribution	331,492	14,116	367,221	49,181
Property for sale	419	10,109	419	10,109
Legal deposits	132,153	67,608	132,153	67,608
ICMS tax to recover	-	546,817	-	546,817
Provision for credits of questionable liquidation	(40,928)	(254,227)	(40,928)	(250,920)
Expenses paid in advance	33,143	30,611	33,143	30,611

	992,255	950,939	1,016,870	970,050

Investments	383,728	1,076,208	309,754	973,929
Property, plant and equipment	15,316,196	15,502,531	15,400,199	15,583,109
Intangible	7,250	10,533	8,343	13,520
Deferred	36,805	40,796	36,805	40,796

	15,743,979	16,630,068	15,755,101	16,611,354

	16,736,234	17,581,007	16,771,971	17,581,404

Total Assets	18,806,244	19,958,363	18,840,333	19,998,686

	Parent Company		Consolidated
Liabilities and Stockholders Equity	2008	2007	2008	2007

Current Liabilities
Payment-roll	10,086	8,958	10,086	8,958
Regulatory taxes	93,153	89,878	94,104	89,878
Taxes and social contributions	74,621	82,573	76,090	84,249
Suppliers	185,389	182,943	186,286	185,098
Private security fund	6,544	13,304	6,544	13,304
Debt charges	25,098	3,096,494	25,098	3,096,494
Loans and financing	567,459	1,112,888	569,293	1,115,348
Other payable accounts	202,094	192,992	208,865	199,794
Consumer	37,100	33,398	37,100	33,398
Estimated obligations	67,290	54,124	72,669	58,163
Provisions for contingencies	875,537	806,765	876,765	807,732

	2,144,371	5,674,317	2,162,900	5,692,416

Non-Current Liabilities
Taxes and social contributions	26,296	28,274	26,296	28,274
Private security fund	-	3,638	-	3,638
Consumer	1,028,410	1,066,973	1,028,410	1,066,973
Other payable accounts	1,776	1,705	1,776	5,021
Loans and financing	7,621,718	5,024,788	7,637,278	5,043,696
Environmental compensation - UHE Tucuruí	333,678	393,644	333,678	393,644
Suppliers	-	292,849	-	292,849

	9,011,878	6,811,871	9,027,438	6,834,095

	11,156,249	12,486,188	11,190,338	12,526,511

Stockholders’ Equity and Resources for capital increase
Social Capital	2,963,972	2,843,235	2,963,972	2,843,235
Capital Reserves	3,472,790	4,508,202	3,472,790	4,508,202

	6,436,762	7,351,437	6,436,762	7,351,437

Resources for capital increase	1,213,233	120,738	1,213,233	120,738

	7,649,995	7,472,175	7,649,995	7,472,175

Total Liabilities and Stockholders’ Equity and Resources for
capital increase	18,806,244	19,958,363	18,840,333	19,998,686

Statement of Income for the period ended on September 30
(R$ thousand)

	Parent Company		Consolidated
	2008	2007	2008	2007

Operating Revenue
Supply of electric energy	1,203,159	1,211,504	1,308,374	1,309,371
Gross supply of electric energy	1,428,079	1,125,704	1,382,396	1,083,754
Availability of transmission grid	513,615	457,789	513,615	457,789
Electric energy traded at CCEE	243,462	144,770	243,462	144,770
Other operating revenues	19,525	20,929	22,148	23,349

	3,407,840	2,960,696	3,469,995	3,019,033

Deductions to Operating Revenue
Sales taxes - ICMS	(38,157)	(28,108)	(55,276)	(43,400)
Social contribution – PASEP	(42,550)	(29,180)	(44,385)	(30,739)
Social contribution – COFINS	(196,042)	(134,455)	(204,495)	(142,087)
Service tax - ISS	(649)	(890)	(694)	(923)
Global Reversion Reserve	(82,885)	(72,380)	(84,188)	(73,818)
Energetic development account - CDE	(27,957)	(25,364)	(27,957)	(25,364)
Fuel consumption account - CCC	(120,852)	(171,409)	(122,894)	(173,261)
Research and Development	(28,298)	(24,692)	(28,687)	(25,131)
PEE	-	-	(389)	(313)
Proinfa	(36,722)	(26,062)	(36,722)	(26,062)

	(574,112)	(512,540)	(605,687)	(541,098)

Net Operating Revenue	2,833,728	2,448,156	2,864,308	2,477,935

Operating expenses
Personnel	(547,797)	(443,223)	(578,241)	(469,525)
Material	(34,070)	(21,450)	(34,858)	(22,586)
Third party services	(118,969)	(123,750)	(127,813)	(132,702)
Fuel for production of electric energy	(734,633)	(709,661)	(734,633)	(709,779)
Fossil fuel instalment subsidized by CCC (Fossil fuel account)	657,285	643,690	657,285	643,690
Financial compensation for the use of hydro resources	(131,737)	(242,190)	(131,737)	(108,830)
Electric energy purchased for resale	(216,715)	(82,768)	(216,715)	(216,128)
Charges on the use of electric grid	(342,524)	(320,778)	(342,524)	(320,778)
Depreciation and amortization	(473,941)	(395,308)	(477,774)	(399,809)
Provisions	(263,572)	(327,897)	(281,640)	(331,259)
Others	(58,814)	(66,145)	(59,754)	(66,271)

	(2,265,487)	(2,089,480)	(2,328,404)	(2,133,977)

Service result	568,241	358,676	535,904	343,958

Revenue from multi-media communication	2,156	1,903	2,156	1,903

Result on the Equity Method	(456,507)	(379,921)	(432,651)	(373,044)

Financial Revenue (Expense)
Income from financial applications	125,628	152,689	125,644	152,704
Arrears on energy sold	42,215	31,595	42,215	31,595
Monetary variation – asset	27,974	12,075	47,939	25,097
Monetary variation – liability	(452,059)	(23,723)	(457,599)	(24,753)
Debt charges	(811,099)	(557,528)	(815,339)	(561,391)
Others	7,165	(31,752)	6,716	(32,662)

	(1,060,176)	(416,644)	(1,050,424)	(409,410)

Operating Result	(946,286)	(435,986)	(945,015)	(436,593)

Non-Operating Result	(21,126)	(7,226)	(22,397)	(6,619)

Loss before Income Tax	(967,412)	(443,212)	(967,412)	(443,212)

Provision for Income Tax	-	(31,103)	-	(31,103)

Loss for the period	(967,412)	(474,315)	(967,412)	(474,315)

Loss per share - R$	(13.67)	(6.81)	(13.67)	(6.81)

Statement of Income for the period ended on September 30, by activities
(R$ thousand)

	Parent Company

	2008

	Generation	Transmission	Comercialization	Other	Total

Operating Revenue
Supply of electric energy	1,203,159	-	-	-	1,203,159
Gross supply of electric energy	1,229,926	-	198,153	-	1,428,079
Availability of transmission grid	-	513,615	-	-	513,615
Electric energy traded at CCEE	243,462	-	-	-	243,462
Other operating revenues	2,127	17,303	95	-	19,525

	2,678,674	530,918	198,248	-	3,407,840

Deductions to Operating Revenue
Sales taxes - ICMS	(17,868)	-	(20,289)	-	(38,157)
Social contribution – PASEP	(36,749)	(3,812)	(1,989)	-	(42,550)
Social contribution – COFINS	(169,288)	(17,586)	(9,168)	-	(196,042)
Service tax - ISS	(39)	(608)	(2)	-	(649)
Global Reversion Reserve	(64,782)	(13,447)	(4,656)	-	(82,885)
Energetic development account - CDE	(27,957)	-	-	-	(27,957)
Fuel consumption account - CCC	(120,852)	-	-	-	(120,852)
Research and Development	(21,820)	(4,874)	(1,604)	-	(28,298)
Others	(36,722)	-	-	-	(36,722)

	(496,077)	(40,327)	(37,708)	-	(574,112)

Net Operating Revenue	2,182,597	490,591	160,540	-	2,833,728

Operating expenses
Personnel	(246,677)	(290,777)	(10,343)	-	(547,797)
Material	(25,108)	(8,921)	(41)	-	(34,070)
Third party services	(70,940)	(45,416)	(2,613)	-	(118,969)
Fuel for production of electric energy	(132,803)	-	(601,830)	-	(734,633)
Fossil fuel instalment subsidized by CCC (Fossil
fuel account)	114,133	-	543,152	-	657,285
Financial compensation for the use of hydro
resources	(131,737)	-	-	-	(131,737)
Electric energy purchased for resale	-	-	(216,715)	-	(216,715)
Charges on the use of electric grid	(342,524)	-	-	-	(342,524)
Depreciation and amortization	(330,599)	(139,833)	(3,509)	-	(473,941)
Provisions	(157,865)	(12,077)	(93,630)	-	(263,572)
Others	(26,666)	(30,490)	(1,658)	-	(58,814)

	(1,350,786)	(527,514)	(387,187)	-	(2,265,487)

Gross operational income	831,811	(36,923)	(226,647)	-	568,241

Revenue from multi-media communication	-	-	-	2,156	2,156

Result on the Equity Method	-	-	-	(456,507)	(456,507)

Financial Revenue (Expense)
Income from financial applications	106,780	18,150	698	-	125,628
Arrears on energy sold	42,215	-	-	-	42,215
Monetary variation – asset	12,999	11,465	3,510	-	27,974
Monetary variation – liability	(391,850)	(53,044)	(7,165)	-	(452,059)
Debt charges	(779,381)	(28,255)	(3,463)	-	(811,099)
Others	(1,256)	1,111	3,135	4,175	7,165

	(1,010,493)	(50,573)	(3,285)	4,175	(1,060,176)

Operating Result	(178,682)	(87,496)	(229,932)	(452,332)	(946,286)

Non-Operating Result	(13,167)	(7,473)	(486)	-	(21,126)

Provision for Income Tax	-	-	-	-	-

Loss for the period	(191,849)	(94,969)	(230,418)	(452,332)	(967,412)

Loss per share - R$	(2.75)	(1.36)	(3.31)	(6.49)	(13.67)

	Parent Company

	2007

	Generation	Transmission	Comercialization	Other	Total

Operating Revenue
Supply of electric energy	1,211,504	-	-	-	1,211,504
Gross supply of electric energy	944,859	-	180,845	-	1,125,704
Availability of transmission grid	-	457,789	-	-	457,789
Electric energy traded at CCEE	144,770	-	-	-	144,770
Other operating revenues	1,736	19,175	18	-	20,929

	2,302,869	476,964	180,863	-	2,960,696

Deductions to Operating Revenue
Sales taxes - ICMS	(9,479)	-	(18,629)	-	(28,108)
Social contribution – PASEP	(23,394)	(3,202)	(2,584)	-	(29,180)
Social contribution – COFINS	(107,776)	(14,774)	(11,905)	-	(134,455)
Service tax - ISS	(41)	(849)	-	-	(890)
Global Reversion Reserve	(55,769)	(12,170)	(4,441)	-	(72,380)
Energetic development account - CDE	(25,364)	-	-	-	(25,364)
Fuel consumption account - CCC	(171,409)	-	-	-	(171,409)
Research and Development	(18,895)	(4,357)	(1,440)	-	(24,692)
Others	(26,062)	-	-	-	(26,062)

	(438,189)	(35,352)	(38,999)	-	(512,540)

Net Operating Revenue	1,864,680	441,612	141,864	-	2,448,156

Operating expenses
Personnel	(216,997)	(218,778)	(7,448)	-	(443,223)
Material	(13,454)	(7,617)	(379)	-	(21,450)
Third party services	(79,951)	(41,510)	(2,289)	-	(123,750)
Fuel for production of electric energy	(175,271)	-	(534,390)	-	(709,661)
Fossil fuel instalment subsidized by CCC (Fossil
fuel account) Fossil fuel instalment subsidized by
CCC (Fossil fuel account)	153,185	-	490,505	-	643,690
Financial compensation for the use of hydro
resources	(242,190)	-	-	-	(242,190)
Electric energy purchased for resale	(82,768)	-	-	-	(82,768)
Charges on the use of electric grid	(320,778)	-	-	-	(320,778)
Depreciation and amortization	(260,867)	(132,395)	(2,046)	-	(395,308)
Provisions	(246,393)	(41,965)	(39,539)	-	(327,897)
Others	(37,409)	(26,340)	(2,396)	-	(66,145)

	(1,522,893)	(468,605)	(97,982)	-	(2,089,480)

Gross operational income	341,787	(26,993)	43,882	-	358,676

Revenue from multi-media communication	-	-	-	1,903	1,903

Result on the Equity Method	-	-	-	(379,921)	(379,921)

Financial Revenue (Expense)
Income from financial applications	148,652	3,944	93	-	152,689
Arrears on energy sold	31,595	-	-	-	31,595
Monetary variation – asset	5,629	2,053	1,243	3,150	12,075
Monetary variation – liability	(115,287)	75,543	16,021	-	(23,723)
Debt charges	(501,966)	(49,744)	(5,818)	-	(557,528)
Others	(34,209)	(2,592)	763	4,286	(31,752)

	(465,586)	29,204	12,302	7,436	(416,644)

Operating Result	(123,799)	2,211	56,184	(372,485)	(435,986)

Non-Operating Result	(3,850)	(3,301)	(75)	-	(7,226)

Provision for Income Tax	(31,103)	-	-	-	(31,103)

Loss for the period	(158,752)	(1,090)	56,109	(372,485)	(474,315)

Loss per share - R$	(2.28)	(0.02)	0.81	(5.35)	(6.81)

Cash Flow for the period ended on September 30
(R$ thousand)

	Parent Company

	2008	2007

Operating Activities

Loss for the period	(967,412)	(474,315)

Expenses(revenues) not affecting cash
Depreciation and amortization	473,941	395,308
Long-term monetary and currency variation	444,622	3,346
Decreases in the fixed assets	1,335	4,549
Provision for credits of questionable liquidation	247,742	271,759
Provisions for contingencies	14,778	56,138
Equity method	479,387	379,921

	694,393	636,706

Variation of current asset
Consumers, concessionaires and affiliates	(88,289)	36,215
Stored materials	(7,624)	(1,091)
Expenses paid in advance	4,171	8,017
Debtors	4,481	28,888
Provision for credits of questionable liquidation	(1,698)	-
Other credits	13,198	(52,058)

	(75,761)	19,971

Variation of current liability
Suppliers	(79,852)	(82,761)
Payment-roll	(5,099)	254
Taxes and social contributions	(27,923)	16,524
Regulatory taxes	(3,348)	(2,624)
Estimated obligations	30,015	6,731
Consumers - Albrás	1,908	-
Private security fund	(7,978)	419
Other payable accounts	(7,745)	67,288

	(100,022)	5,831

Application in non-current assets
ICMS tax to recover	4,285	(99,653)
Holding and controlled co’s	(101,165)	12,961
Public bonds and marketable securities	(66)	(37)
Provision for credits of questionable liquidation	(111,448)	-
Consumers, concessionaires and affiliates	(2,675)	114,781
Expenses paid in advance	551	-
Others	(27,869)	(32,166)

	(238,387)	(4,114)

Increase (decrease) in non-current liabilities
Suppliers	-	(568)
Taxes and social contributions	(1,229)	(2,069)
Consumers - Albrás	(28,351)	-
Private security fund	-	(6,078)
Other payable accounts	145,376	518,286

	115,796	509,571

Total of Operating Activities	396,019	1,167,965

Investment Activities
Acquisition in permanent assets	(258,227)	(776,431)
Increase in intangibles	(138)	1,714
Increase in investments	(82,767)	(30,285)
Increase in deferred	(178)	(820)

	(341,310)	(805,822)

Financing Activities
Financing obtained – long-term	584,542	12,048
Financing obtained – long-term - Manaus	(139,974)	(109,542)
Financing obtained – short-term - Manaus	(168,050)	-
Incoming loans - Manaus	61,149	-
Payable charges on loans and financing	809,461	664,857
Monetary variation on loans and financing	10,389	101
Refinancing of charges	-	(12,047)
Payment of loans	-	(214,762)
Payment of charges	(1,107,389)	(409,179)
Resources destined for capital increase	-	3,707

	50,128	(64,817)

Total of cash effects	104,837	297,326

Cash and cash equivalent – beginning of period	1,098,161	1,524,673
Cash and cash equivalent – end of period	1,202,998	1,821,999

Increase in cash and cash equivalent	104,837	297,326

	EBITDA (R$ million)				EBITDA Margin

	3rd qrt/08	3rd qrt/07	9 month/08	9 month/07	3rd qrt/08	3rd qrt/07	9 month/08	9 month/07

Parent Company	295.21	197.51	587.83	375.97	31.22%	23.50%	20.74%	15.36%
Consolidated	294.17	195.19	583.18	372.63	30.79%	22.94%	20.36%	15.04%

Market Data

Energy generated

Plant	Installed	Guaranteed	Energy generated - MWh

	Capacity - MW	Energy - MW	3rd qrt/08	9 month/08

UHE Coaracy Nunes	76.95		169,202	482,973
UHE Tucuruí	8,370.00	4,140	6,800,026	31,088,101
UHE Samuel	216.75		169,960	748,014
UHE Curuá-Una	30.30	24	65,519	187,011
UTE Electron	120.00		-	0
UTE Rio Madeira	119.35		6,976	6,824
UTE Santana	178.10		108,567	84,200
UTE Rio Branco I	18.60		152,503	4
UTE Rio Branco II	31.80		733,805	109
UTE Rio Acre	45.49		2,679	603
UTE Senador Arnon Afonso Farias de Mello	85.92		0	0

Electric energy purchased for resale

	3rd qrt/08	9 month/08

MWh	645,398	2,043,741
R$ million	76	217

Energy sold

	3rd qrt/08		9 month/08

Sale	R$ million	MWh	R$ million	MWh

Through auction	307.69	3,978,572.77	844.83	11,074,093.11
Through free market agreements or bilateral contracts	576.2	5,555,110.04	1,704.44	17,243,272.16

Total	883.89	9,533,682.81	2,549.27	28,317,365.27

CCEE liquidation - Sold

Type of contract	UNIT	3rd qrt/08	9 month/08

	R$ million	273.69	769.49
CCEE	MWh	2,586,596.50	11,361,940.29
	MWaverage	1,171.47	5,188.64

CCEE liquidation - Purchase

Type of contract	UNIT	3rd qrt/08	9 month/08

	R$ million	244.96	546.33
CCEE	MWh	4,638,342.78	6,762,874.49
	MWaverage	2,100.70	3,073.19

CCEE liquidation - Net

Type of contract	UNIT	3rd qrt/08	9 month/08

	R$ million	28.73	223.16
CCEE	MWh	(2,051,746.28)	4,599,065.79
	MWaverage	(929.23)	2,115.45

Fuel for production of electric energy

		3rd qrt/08		9 month/08

Type	Metric	Quantity	Value	Quantity	Value
	unit		R$ million		R$ million

Diesel oil	Litre	50,667,959	112,992,028.59	116,294,578	247,373,082.37
PTE oil	litre	116,809,000	286,636,965.34	267,425,491	595,418,368.85

Losses in generation - %

3rd qrt/08	9 month/08

0.13	0.08

Losses in transmission - %

3rd qrt/08	9 month/08

2.85	2.75

Extension of transmission lines (km) – 09/30/08

Concession Area		Extension (km)	Tension	Operation

Isolated System
ABUNÃ	RIO BRANCO	302.00	230	NOVEMBER 2002
ARIQUEMES	JARÚ	83.82	230	SEPTEMBER 1997
JARÚ	JI-PARANÁ	80.69	230	SEPTEMBER 1997
SAMUEL	ARIQUEMES	151.60	230	AUGUST 1994
SAMUEL	PORTO VELHO	40.55	230	JULY 1989
SAMUEL	PORTO VELHO	40.55	230	JULY 1989
SAMUEL ( USINA )	SAMUEL ( SE )	2.85	230	JULY 1989
PORTO VELHO	ABUNÃ	188.00	230	MAY 2002
BOA VISTA	SANTA ELENA	190.20	230	JULY 2001
JI-PARANÁ	PIMENTA BUENO	117.80	230	SEPTEMBER 2008

Sub-total 230 kV		1,198.06

COARACY NUNES	SANTANA	108.00	138	OCTOBER 1975
COARACY NUNES	SANTANA	109.00	138	FEBRUARY 2005
SANTANA	PORTUÁRIA	4.00	138	APRIL 1996
COARACY NUNES	TARTARUGALZINHO	87.00	138	SEPTEMBER 2000
ABUNÃ	GUAJARÁ MIRIM	129.00	138	MAY 2002
RIO BRANCO	EPITACIOLÂNDIA	194.48	138	MARCH 2008
JI-PARANÁ	ROLIM DE MOURA	108,00	138	AGOSTO 2008

Sub-total 138 kV		739.48

RIO BRANCO	TANGARÁ	19.02	69	FEBRUARY 2003
RIO BRANCO	TANGARÁ	19.02	69	FEBRUARY 2003
RIO BRANCO	SÃO FRANCISCO	8.68	69	NOVEMBER 2002
RIO BRANCO	SÃO FRANCISCO	8.68	69	NOVEMBER 2002
SANTANA	MACAPÁ II	20.00	69	NOVEMBER 1996
SANTANA	EQUATORIAL	13.00	69	AUGUST 2000
TARTARUGALZINHO	CALÇOENE	130.00	69	DECEMBER 2001
TARTARUGALZINHO	AMAPÁ	17.00	69	FEBRUARY 2002
EQUATORIAL	MACAPÁ	4.00	69	NOVEMBER 2005
ALFAVILLE	RIO MADEIRA	15.93	69	JULY 1989
ALFAVILLE	RIO MADEIRA	15.93	69	JULY 1989
JI-PARANÁ	ROLIM DE MOURA	108.00	69	DECEMBER 1999
PORTO VELHO	AREAL	11.82	69	APRIL 1999
PORTO VELHO	AREAL	13.14	69	SEPTEMBER 1999
PORTO VELHO	ALFAVILLE	16.60	69	JULY 1989
PORTO VELHO	ALFAVILLE	16.60	69	JULY 1989
SANTANA	SANTA RITA	12.60	69	DECEMBER 2007
RIO BRANCO	SENA MADUREIRA	152,00		AGOSTO 2008
EQUATORIAL	SANTA RITA	5,09		SETEMBRO 2008

Sub-total 69 kV		495.11

RIO ACRE	RIO BRANCO I	0.21	13,8	DECEMBER 1994
RIO ACRE	SÃO FRANCISCO	0.21	13,8	JANUARY 2002
RIO BRANCO II	RIO BRNACO I	6.20	13,8	DECEMBER 1994
RIO BRANCO II	SÃO FRANCISCO	6.36	13,8	JANUARY 2002
SAMUEL ( USINA )	SAMUEL ( SE )	1.14	13,8	JULY 1989
RIO BRANCO II	TANGARÁ	3.00		JANUARY 2001

Sub-total 13,8 kV		17.12

Total Isolated System		2,449.77

					End of
Interconnect System	Concession Área	Extension(km)	Tension	Operation	concession

COLINAS	MIRACEMA	173.97	500	MARCH 1999	July, 2015
IMPERATRIZ	COLINAS	342.60	500	MARCH 1999	July, 2015
IMPERATRIZ	MARABÁ	181.09	500	APRIL 1981	July, 2015
IMPERATRIZ	MARABÁ	181.82	500	MARCH 1988	July, 2015
IMPERATRIZ	PRES. DUTRA	386.60	500	OCTOBER 1982	July, 2015
IMPERATRIZ	PRES. DUTRA	385.30	500	FEBRUARY 1988	July, 2015
TUCURUÍ	MARABÁ	222.14	500	OCTOBER 1981	July, 2015
TUCURUÍ	MARABÁ	221.70	500	FEBRUARY 1988	July, 2015
PRES. DUTRA	BOA ESPERANÇA	205.39	500	OCTOBER 1982	July, 2015
SÃO LUIZ II	PRES. DUTRA	299.83	500	JULY 1984	July, 2015
SÃO LUIZ II	PRES. DUTRA	297.85	500	MARCH 1986	July, 2015
TUCURUÍ	VILA DO CONDE	327.10	500	DECEMBER 1981	July, 2015
				NOVEMBER 1984 a MAY 2005

TUCURUÍ ( USINA )	TUCURUÍ ( SE )	10.71	500

Sub-total 500 kV		3.236,10

ALTAMIRA	RURÓPOLIS	323.00	230	OCTOBER 1988	July, 2015
BARRA PEIXE	RONDONÓPOLIS	216.79	230	OCTOBER 1997	July, 2015
RONDONÓPOLIS	COXIPÓ	187.80	230	SEPTEMBER 1988	July, 2015
RONDONÓPOLIS	COXIPÓ	187.80	230	JULY 1984	July, 2015
COXIPÓ	NOBRES	105.00	230	APRIL 2001	July, 2015
NOBRES	NOVA MUTUM	110.00	230	APRIL 2001	July, 2015
NOVA MUTUM	SORRISO	150.00	230	APRIL 2001	July, 2015
SORRISO	SINOP	86.00	230	APRIL 2001	July, 2015
GUAMÁ	UTINGA	19.40	230	DECEMBER 1981	July, 2015
GUAMÁ	UTINGA	19.40	230	DECEMBER 1981	July, 2015
IMPERATRIZ	PORTO FRANCO	110.10	230	OCTOBER 1994	July, 2015
JAURU	COXIPÓ	366.00	230	SEPTEMBER 2003	July, 2015
JAURU	COXIPÓ	366.00	230	SEPTEMBER 2003	July, 2015
MIRANDA II	PERITORÓ	94.20	230	DECEMBER 2002	July, 2015
PRES. DUTRA	PERITORÓ	115.00	230	MARCH 2003	July, 2015
PERITORÓ	COELHO NETO	223.00	230	JULY 2006	July, 2015
COELHO NETO	TERESINA	127.10	230	SEPTEMBER 2006	July, 2015
SÃO LUIZ II	MIRANDA II	105.30	230	NOVEMBER 2002	July, 2015
SÃO LUIZ II	SÃO LUIZ I	18.60	230	JANUARY 1983	July, 2015
SÃO LUIZ II	SÃO LUIZ I	19.00	230	SEPTEMBER 1988	July, 2015
TUCURUÍ	ALTAMIRA	317.60	230	SEPTEMBER 1998	July, 2015
UTINGA	SANTA MARIA	93.02	230	DECEMBER 1994	July, 2015
VILA DO CONDE	GUAMÁ	49.30	230	APRIL 1981	July, 2015
VILA DO CONDE	GUAMÁ	49.30	230	DECEMBER 1982	July, 2015
MARABÁ	CARAJÁS	145.00	230	OCTOBER 2004	July, 2015
BARRA PEIXE	RONDONÓPOLIS	217.00	230	MAY 2008
RIO VERDE (BARRA DO
PEIXE)	RONDONÓPOLIS	177.83	230	JULY 1983
SÃO LUIZ II	UTE SÃO LUIZ	0.05	230	JANUARY 1982
CARAJÁS	INTEGRADORA	83,00	230	AGOSTO 2008

Sub-total 230 kV		4,080.71

TUCURUÍ-VILA	CAMETÁ	214.21	138	AUGUST 1998	July, 2015
COXIPÓ	Rondonopolis-Cemat	188.60	138	JULY 1981	July, 2015
COUTO MAGALHÃES	Rondonopolis-Cemat	176.00	138	APRIL 1981	July, 2015
CURUÁ-UNA	TAPAJÓS-Celpa	68,80		JANEIRO 2006

Sub-total 138 kV		647.61

TUCURUÍ	TUCURUÍ VILA	2.30	69	JULY 1997
TUCURUÍ ( Plant )	TUCURUÍ ( SE )	1.40	69	JANUARY 1980
TUCURUÍ ( Plant)	TUCURUÍ ( SE )	1.40	69	DECEMBER 1985

Sub-total 69 kV		5,10

Total Interconect System		7,969.52

Total General		10,419.29

Voltage KV	Km

750	-
600	-
500	3,236.10
445	-
230	5,278.77
138	1,387.09
69	500.21
13,8	17.12

Total	10,419.29

Main investments – R$ million

Projects	3rd qrt/08	9 month/08

Transmission	78,333,374	173,031,169

TS Acre/Rondônia	12,767,349	37,228,472
TS Amapá	1,347,907	2,863,354
TS Roraima	96,007	3,327,353
Reinforcement of the Isalated System	3,438,091	9,255,284
TS North/Northeast-Maranhão	12,929,139	26,827,460
Transmission system maintenance	9,552,555	23,723,729
TS North/Northeast-Pará	6,694,057	18,257,192
TL Oiapoque-Calçoene	101,791	845,225
TL Maranhão Implantation	2,179,583
Reinforcement interconnected system	29,226,895	50,703,100

Generation	9,415,105	31,081,842

HPU Coaracy 3rd stage	369,607	733,266
Generation system maintenance	3,533,958	13,779,185
HPU Tucuruí	5,413,801	15,748,414
HPU Curuá-Una-Amplia	97,739	820,977

Others	5,399,639	73,921,409

Preservation and conservation	4,092,640	6,743,326
Infrastructure - real estate	4,190	445,134
Infrastructure – other assets	140,327	916,520
Infrastructure - tecnologies	1,033,489	4,745,417
Headquarters	128,993	61,071,012

TOTAL	93,148,118	278,034,420

Loans and financing – R$ million,

Creditor	Value	Currency

Foreing currency

Eletrobrás	667.5	US$/Yen
CREDIT BALBINA	0.1	Euro
CREDIT NATIONAL- BALBINA	0.6	Euro
CREDIT NATIONAL-SAMUEL	3.2	Euro
CREDIT NATIONAL	0.1	Euro
DMLP - Tesouro Nacional	4.7	Euro

Local currency

Eletrobrás	6,461.9
BNDES	815.5
Petrobrás Distribuidora SA	260.7

Total	8.214,3

Contract obligations – 09/30/08

Loans and Financing	2008	2009	2010	2011	2012	2013	After 2013

Generation	145.8	406.1	418.4	409.0	354.6	373.0	5,250.6
Transmission	23.9	65.4	65.6	66.6	67.7	69.2	425.8
Commercialization	1.6	11.8	11.8	11.8	11.8	11.8	11.8

Total	171.3	483.3	495.8	487.5	434.1	454.1	5,688.3

Energy Purchase	2008	2009	2010	2011	2012	2013	2014	Após 2014
Agreement

Termo Norte	249.091	261.545	329.547	346.024	363.326	381.492	400.566	2,860.853
Edelca	83.370	88.559	91.128	93.759	96.247	99.372	103	901.353
CCEE	15.282	15.282	15.282	15.282	15.282	15.282	15.282	91.697

Partnership

Generation

			Enterprise	Partnership

SPC/Consortium	Assured	Participation	Value
	Energy - MW	%	R$ million	Partners	%

				Neoenergia	51
Dardanelos	261MW (installed
(Aripuanã; Água	capacity)	24.5	713
das Pedras)	247 MW (assured
	energy)
				Chesf	24.5

	UTE Serra do Navio
	24 MW (assured
	energy)
AMAPARI Energia	21 MW (installed			MPX Mineração e
S.A.	capacity)	49.00	65	Energia LTDA	51.00

	PCH Capivara
	30 Mw (installed
	capacity)

Transmission

			Enterprise	Partnership		In operation

SPE/Consortium	Object	Participation	Value
		%	R$ million	Partner	%	Yes	No

	Transmission Line			Fundo Invest.Part.
	(Colinas-Miracema-Gurupi-Peixe			Brasil Energia - FIP	48
Intesa S/A	Nova-Serra da Mesa 2) 500KV with	37		Engevix	3	X
	688 Km		500	Chesf	12

	Transmission Line (Coxipó-Cuiabá-			Bimetal Ind. Com. Prod.
	Rondonópolis-			Metalúrgicos SA	24.5
AETE	SE Seccionadora Cuiabá)-	49	116	Alubar Cabos SA	13.25	X
	240 KV with 1.124 Km			Linear	13.25

				Terna Participações SA	35
Brasnorte	Transmission Line Jauru - Juba –
Transmissora de	C2; LT Maggi - Nova Mutum,	45	238			X
Energia SA	ambas em 230 kV, SE Juba e SE			Bimetal	20
	Maggi - 230/138 kV with 129 Km

				Fundo de Investimento
				em Participação Brasil	20.5
				Energia
Consórcio	Transmission Line Oriximiná -
Amazonas	Itacoatiara - Cariri, em 500kV, com	30	1,114	Abengoa	20	X
	586 Km, SE Itacoatiara e SE Cariri

				Chesf	19.5

New owner investments – Transmission

	State/	Total of			End
	Localization	Investment	Extension		of
Enterprise		R$ millions	km	Operation	Concession

LT Ribeiro Gonçalves - Balsas 230 kV - CS SE Balsas
230/69 Kv - Adaptações SE Riberio Gonçalves	MA/PI	102.04	95	jun/10	2040

LT Presidente Dutra - São Luis II C1 e C2 / SE Miranda
II - Seccionamento da LT	MA	86.75	3.24	out/10	2040

Number of employees – 09/30/08

Composition of	Number of
employees by tenure	employees
(Years)

Up to 5	1,400
6 to 10	56
11 to15	60
16 to 20	784
21 to 25	600
over 25	804

Total	3,704

Department	Number of
employees

Field	1,528
Administrative	2,176

Total	3,704

Complementary work force – 09/30/08

Contracted	Other (*)

749	22

(*) Employees from others companies of the Eletrobrás System

Marketletter – September 2008	Boa Vista (Eletronorte Subsidiary)

Balance Sheet for the period ended on September 30
(R$ thousand)

Assets	2008	2007

Current Assets
Cash and banks	2,183	3,935
Open-market applications	1,955	8
Consumers and Concessionaire	128,382	104,916
Debt charges (RELUZ)	-	2,086
Loans and Financing Repassed (RELUZ)	-	5,410
Provision for credits of questionable liquidation	(90,286)	(67,977)
Debtors	1,140	1,165
Stored materials	1,709	2,021
ICMS tax to recover	8,055	1,266
Others Credits	2,187	-

Expenses paid in advance	550	-

	55,875	52,830

Non- Current Assets

Long-term asset	45,058	36,249

ICMS tax to recover	28,941	33,703
Provision for credits of questionable liquidation	-	(8,048)
Consumers and concessionaire	15,209	9,881
Other credits	908	713

Property, plant and equipment	82,640	99,806

Intangible	1,205	1,016

	128,903	137,071

Total Assets	183,934	193,282

Liabilities and Stockholders’ Equity	2008	2007
		Reclassified

Current Liabilities
Suppliers	54,086	17,908
Payment-roll	493	473
Loans and Financing	6,168	2,460
Regulatory taxes	951	1,068
Taxes and social contributions	1,469	1,676
Estimated obligations	4,886	4,039
Provisions for Contingencies	1,228	967
Research and Development / Energy Efficiency	5,882	4,253
Other payable accounts	889	1,008

	76,052	33,852

Non-Current Liabilities
Loans and Financing	41,734	44,811
Other payable accounts	-	3,284

	41,734	48,095

Result of future exercises
Regulatory liabilities - PIS / COFINS	-	32

	-	32

Stockholders’ Equity
Social Capital	320,743	320,743
Accrued losses	(222,913)	(214,804)
Loss of the period	(23,856)	(6,509)

	73,974	99,430

Total Liabilities and Stockholders’ Equity	191,760	181,409

Statement of Income for the period ended on September 30
(R$ thousand)

	2008	2007
		Reclassified

Operating Revenue
Supply of electric energy	105,215	97,867
Gross supply of electric energy	3,389	3,157
Other operating revenues	2,623	2,420

	111,227	103,444

Deductions to Operating Revenue
ICMS on the sale of energy	(17,119)	(14,924)
Social contribution - PIS/PASEP	(1,835)	(1,559)
Social contribution - COFINS	(8,453)	(7,632)
Service tax - ISS	(45)	(33)
Global Reversion Reserve	(1,303)	(1,438)
Charge Energetic Efficiency Project	(389)	(313)
Charge Fuel consumption account - CCC	(2,042)	(1,852)
Charge Research and Development	(389)	(439)

	(31,575)	(28,190)

Net Operating Revenue	79,652	75,254

Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	(49,072)	(45,107)

	(49,072)	(45,107)

Cost of operation
Personnel	(13,600)	(11,728)
Material	(67)	(197)
Fuel for production of electric energy	-	(118)
Third party services	(831)	(1,381)
Depreciation and amortization	(2,972)	(3,763)
Others	(56)	270

	(17,526)	(16,917)

	(66,598)	(62,024)

Operating result	13,054	13,230

Operating Expenses
Sales expenses	(26,603)	(19,229)
Administrative and general expenses	(18,377)	(16,353)
Other operating expenses	(411)	8,001

	(45,391)	(27,581)

Result of Service	(32,337)	(14,351)

Financial Revenue (Expense)
Income from financial applications	16	15
Income on repassed loans and financings	-	1
Monetary variation – asset	19,965	13,021
Monetary variation – liability	(5,540)	(1,030)
Debt charges	(4,240)	(3,863)
Others	(449)	(910)

	9,752	7,234

Operating Result	(22,585)	(7,117)

Non-Operating Result	(1,271)	608

Loss for the period	(23,856)	(6,509)

Loss per share - R$	(0.07)	(0.02)

						R$ million

	EBITDA				EBITDA Margin

3rd qrt/08	3rd qrt/07	9 month/08	9 month/07	3rd qrt/08	3rd qrt/07	9 month/08	9 month/07

(1.04)	1.76	(29.37)	(10.59)	(3.94%)	6.84%	(36.87%)	(14.07%)

Market Data

Electric energy purchased for resale

	3rd qrt/08	9 month/08

MWh	136,060.30	401,049.17
R$ million	25,205	74,363

Energy sold

	3rd qrt/08		9 month/08

Class	R$ million	MWh	R$ million	MWh

State utilities	0.741	3.349	2.253	9.960
Industrial	0.884	3.504	2.604	10.259
Residential	17.033	45.246	51.807	137.734
Commercial	7.189	21.629	21.901	66.203
Other	4.870	21.821	14.801	66.263

Total	30.717	95.550	93.366	290.419

Losses - %

3rd qrt/08		9 month/08

Technical	Commercial	Technical	Commercial

9.52	8.20	9.58	7.53

DEC- Duration of interruptions - in hours

3rd qrt/08	9 month/08

1.86	8.61

FEC – Frequency of interruptions – Number of outages

3rd qrt/08	9 month/08

4.25	23.16

TMA – Average response time – in minutes

3rd qrt/08	9 month/08

34,27	37,90

Extension of distribution lines (km) – 09/30/08

km	Voltage (kV)

1,035.862	127V ou 220V
903.197	13.8kV
42.8	69kV

Average tariff – R$/MWh

3rd qrt/08	9 month/08

321.52	321.50

Main Investments - R$ million

Project	3rd qrt/08	9 month/08

Distribuicion	2.436	4.752

Maintenance of energy distribution system	1.872	3.181
Maintenance of energy distribution and commercialization system	0.564	1.571

Others	0.352	0.578

Maintenance of assets and property	0.000	0.033
Maintenance of vehicles and machinery	0.352	0.545

Total	2.788	5.330

Loans and Financing – R$ million

Creditor	Balance on 06/30/08	Currency

Eletrobrás	8.12	R$

Eletrobrás	7.21	R$

Eletrobrás	1.66	R$

Eletrobrás	0.29	R$

Eletrobrás	0.23	R$
Eletronorte	30.39	R$

Contract obligations on 09/30/08 – R$ million

Loans and Financing	2008	2009	2010	2011	2012	2013	After 2014

Eletrobrás	0.49	2.15	2.53	2.79	3.07	3.38	3.10

Eletronorte	0.39	4.98	5.49	6.07	6.70	6.76	-

Energy Purchase	2008	2009	2010	2011	2012	2013	2013 to 2017

Agreement	99.82	112.58	121.80	138.95	171.90	182.72	1,091.13

Default – more than 120 days – on 09/30/08

Class	R$ million

Industrial	0.09
Residential	0.25
Commercial	0.28
Other	92.05

Total	92.67

Number of employees – on 09/30/08

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

180	-	-	53	45	8	286

Department	Number of employees

Field	144
Administrative	142

Complementary work force – 09/30/08

Contracted	Other

7	4

Marketletter – September 2008	Eletronuclear

Balance Sheet for the period ended on September 30
(R$ thousand)

Assets	2008	2007

Current Assets
Cash and banks	14,808	2,309
Financial applications	50,631	88,920
Concessionaires and affiliates	291,674	252,472
Debtors	57,705	23,440
Storage
- Nuclear fuel elements	286,903	243,325
- Stored goods	46,902	48,271
Tax credits	30,560	26,200
Cost of maintenance of stoppages of units – deferred	50,250	48,711
Other rights	5,186	5,039

	834,619	738,687

Non-Current Assets
Stored materials
- Uranium concentrate	73,863	-
- Nuclear fuel elements	219,064	254,134
- Stored goods	240,704	248,976
Service in course – nuclear fuel	105,737	41,437
Funding - decommissioning	23,826	-
Collaterals and linked deposits	6,149	7,696
Other rights	15,732	15,732

	685,075	567,975

Investments	1,265	1,265

Property, plant and equipment
Cost excluding depreciation and amortization	6,556,996	6,379,216
(-) Obligations linked to the concession	(2,641)	(47,543)

	6,554,355	6,331,673

	7,240,695	6,900,913

Total Assets	8,075,314	7,639,600

(R$ thousand)

Liabilities and Stockholders’ Equity	2008	2007

Current Liabilities
Suppliers	140,629	112,557
Debt charges	53,420	29,956
Loans and financing	131,422	254,438
Taxes and social contributions	37,112	24,297
Fundação Real Grandeza (pension fund) – debt	24,049	20,720
Rectification for actuarial surplus of FRG	(24,049)	-
Dividends	30,234	-
Income participation	6,987	-
Payment-roll obligations	10,529	9,538
Provisions for 13th month wages and vacations	49,397	43,883
Other obligations	4,972	3,079

	464,702	498,468

Non-Current Liabilities
Loans and Financing	2,506,364	2,099,020
Taxes and social contributions	52,516	11,063
Liability for decommissioning	513,738	331,832
Fundação Real Grandeza – debt	107,162	117,726
Rectification for actuarial surplus of FRG	(107,162)	-
Nucleos – actuarial provision	113,310	107,998
Provision for legal contingencies	88,831	84,178
Other obligations	6	6

	3,274,765	2,751,823

Stockholders’ Equity
Up-dated accomplished capital	3,295,768	3,295,768
Capital reserves	903,064	903,064
Income reserves	16,818	10,935
Accrued income	239,663	155,824
Income (loss) for the period	(119,730)	23,513
Resources for capital increase	264	205

	4,335,847	4,389,309

Total Liabilities and Stockholders’ Equity	8,075,314	7,639,600

Statement of Income for the period ended on September 30
(R$ thousand)

	2008	2007

Operating Revenue
Supply of electric energy	1,130,941	953,618
Engineering services
Revenue from services rendered	-	57
Cost of services rendered	-	-

	-	57

Deductions to operating revenue
Taxes and contributions on sales	(41,289)	(34,858)
Global Reversion Reserve	(29,088)	(24,134)
	(70,377)	(58,992)

Net Operating Revenue	1,060,564	894,683

Cost of electric energy service
Cost with operation
Personnel	166,363	155,736
Material	32,331	28,033
Raw materials – fuel consumption	167,044	126,560
Third party services	98,882	109,710
Depreciation and amortization	136,234	137,245
Quota for decommissioning	23,237	27,106
Charges on the use of electric grid	33,406	30,497
Other costs	17,384	14,797

	674,881	629,684

Gross operating income	385,683	264,999

Operating Expense
Personnel	37,952	33,814
Third party services	21,937	22,198
Depreciation and amortization	2,764	2,575
Supervision tax - ANEEL	4,840	4,474
Provision for contigencies (reversion)	55,221	52,365
Other operating expenses	11,396	13,308

	134,110	128,734

Result of service	251,573	136,265

Financial Revenue (Expense)
Debt charges	(224,568)	(205,657)
Financing result - surplus Fundação Real Grandeza	(5,450)	-
Currency variations – loans and financing and debt	15,985	76,562
Currency variations – liability for decommissioning	(39,484)	51,877
Monetary variation – loans and financing and debt	(121,025)	(44,316)
Others	3,491	10,328

	(371,051)	(111,206)

Operating Result	(119,478)	25,059

Non-Operating net expense	(252)	(334)

Income before social contribution and income tax	(119,730)	24,725

Social contribution	-	(321)
Income tax	-	(891)

Net income for the period	(119,730)	23,513

Net income per 1000 shares - R$	(9.72)	1.91

Cash Flow for the period ended on September 30
(R$ thousand)

Operating Activities	2008	2007

Net income for the period	(119,730)	23,513

Adjustments in the concilliation of net income (loss) with cash generated
* Depreciation of permanent assets	138,998	139,821
* Property, plant and equipment discharges (residual value)	14,173	2,528
* Raw material consumption and stored material	200,006	155,333
* Monetary Variations – decommissioning	39,484	(51,877)
* Monetary Variations loans - Eletrobrás	102,792	(32,178)
* Monetary Variations debt - Furnas	-	(1,189)
* Monetary Variations debt - Fundação Real Grandeza	10,998	5,001
* Monetary Variations - dividends	2,461	571
* Monetary Variations – suppliers	(8,784)	(5,074)
* Debt charges – loans Eletrobrás	218,659	197,532
* Debt charges - Furnas	-	1,877
* Debt charges - Fundação Real Grandeza	5,909	6,248
* Charges on accounts receivable – debt from Furnas (Agreement with Cemig)	(903)	(1,538)
* Interest – Selic rate	(1,293)	(1,179)
* INSS tax installment	714	(273)
* Financial result of the surplus adjust - Fundação Real Grandeza - CVM 371	5,450	-
* Legal and actuarial provisions	55,221	52,365
* Discharge of judicial deposits	5	6,764
* Liability for decommissioning	23,237	27,106

	687,397	525,351

Variation - (increase) and decrease in operating assets
* Concessionaires and affiliates - Furnas	(14,702)	15,389
* Stored materials	(229,676)	(132,605)
* Taxes to recover PASEP,COFINS, Income tax, Social Cont. and others	5,587	9,977
* Costs paid in advance	(12,972)	(24,927)
* Judicial deposits, compulsory deposits and guarantees	(2,023)	(7,089)
* Decommissioning Fund	(23,826)	-
* Amortization of accounts to receive Furnas (repassed from Cemig)	5,467	5,522
* Anticipation of general wage negociation and participation in profits	(23,168)	-
* Other operating assets	(13,637)	2,439

	(308,950)	(131,294)

Variation – increase and (decrease) – in operating liabilities
* Suppliers - Eletrobrás (debt)		(2,707)
* Suppliers - Furnas (debt)	(33)	114
* Suppliers – others	(58,582)	(76,609)
* Payment of Dividends	(173)	(7,232)
* Taxes (except Income tax and Social Contribution)	(9,331)	(19,497)
* Payment-roll obligations and vacation provision	15,067	3,063
* Participation in income and results	-	(1,784)
* RGR	311	5,635
* Other operating liabilities	59	6,772

	(52,682)	(92,245)

Resources from operating activities	325,765	301,812

Loans and Financing Activities
* Long-term loans and financing obtained - Eletrobrás	21,088	47,348
* Financing payments on a short-term basis:
Eletrobrás	(27,152)	(15,750)
Furnas	-	(62,812)
* Payment of debt charges to Furnas	-	(5,671)
* Payment of debt charges to Eletrobrás	(87,124)	(76,006)
* Payment of the tax on financings received - Eletrobrás	(397)	(710)
* Payment to Fundação Real Grandeza	(22,323)	(20,338)

Resources from loans and financing activities	(115,908)	(133,939)

Investment Activities
* Acquisition of permanent assets	(208,337)	(159,698)

Resources applied in investment activities	(208,337)	(159,698)

- Cash and cash equivalent – beginning of period	63,919	83,054
- Cash and cash equivalent – end of period	65,439	91,229

Increase in cash and cash equivalent	1,520	8,175

				R$ million

EBITDA				EBITDA Margin

3rd qrt /08	3rd qrt /07	9 month/08	9 month/07	3rd qrt /08	3rd qrt /07	9 month/08	9 month/07

132.25	133.48	390.57	276.09	30.95%	41.03%	36.83%	30.86%

Market Data

Energy generated

Plant	Installed	Guaranteed	Energy generated - MWh

	Capacity - MW	Energy - GWh	3rd qrt/08	9 month/08

Angra I	657	4,806	1,146,417,2	2,418,854.4
AngraII	1,350	10,854	2.959.897,9	7,511,093.9

Energy sold

3rd qrt/08		9 month/08

R$ million	MWh	R$ million	MWh

456.0	3,776,667	1,130.94	9,113,887

Fuel for production of electric energy

		3rd qrt/08		9 month/08

Type	Metric	Quantity	Value	Quantity	Value
	Unit		R$ million		R$ million

Natural uranium	kg	92,878	73.9	219,162	167.0

Additional Information on Nuclear Area

		3rd qrt/08		9 month/08

Type	Unit	Quantity	R$ millions	Quantity	R$ millions
		ELEMENTS C N		ELEMENTS C N

Substitution of	ELEMENTS	0	0	ANGRA 2 = 56	232.9
Nuclear			Value of substituted		Value of substituted
combustion			elements		elements

elements

Acquisition of
uranium plus			110.0		194.7
services

Losses in generation - % (in transmission without owner consumption)

3rd qrt/08	9 month/08

3	3

Average tariff – R$/MWh

3rd qrt/08	9 month/08

120.74	124.08

Main investments – R$ million

Project	3rd qrt/08	9 month/08

Angra 1	58.8	126.2
Angra 2	(7.3)	8.9
Angra 3	21.0	42.5
Others	7.9	26.3
Total	80.4	203.9

Loans and Financing – R$ million

Creditor	Balance on 09/30/08	Due date	Currency

Eletrobrás	362.4	2014 <	EUR
Eletrobrás	2,328.8	2014 <	R$
TOTAL	2,691.2

Contract obligations on 09/30/08 – R$ million

Loans and	2008	2009	2010	2011	2012	2013	After 2013

Financing	157.9	26.9	26.2	53.9	54.2	75.3	2,296.8

Number of employees – 09/30/08

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

619	351	166	251	233	615	2,235

Department	Number of
employees

Field	1,990
Administrative	245

Complementary work force – 09/30/08

Contracted

12

Marketletter – September 2008	Eletrosul

Balance Sheet for the period ended on September 30
(R$ thousand)

Assets	2008	2007

Current Assets
Cash and banks	4,808	6,182
Open-market transactions	177,377	281,205
Consumers, concessionaires and affiliates	77,744	70,761
Renegotiated energy credits	121,691	93,409
Debtors	14,363	17,617
(-) Provision for credits of questionable liquidation	(9,913)	(9,873)
Sale of property and services in course	20,775	21,744
Taxes to compensate	75,991	62,543
Collaterals and linked deposits	7,595	2,471
Stored materials	26,234	24,201
Other credits	42,488	8,027

	559,153	578,287

Non-current Assets
Renegotiated energy credits	549,743	513,751
Taxes to compensate	10,888	20,381
Deferred income tax and social contribution	86,720	89,364
Other credits	19,772	27,317

	667,123	650,813

Investments
Participation in related companies	337,355	231,493
Others	2,877	2,878

	340,232	234,371

Property, plant and equipment net
Substations	1,307,063	1,203,661
Transmission lines	595,772	565,191
Others	306,456	173,497

	2,209,291	1,942,349

Intangible net	1,657	1,631

Deferred net	-	7

	3,218,303	2,829,171

Total Assets	3,777,456	3,407,458

(R$ thousand)

Liabilities and Stockholders’ Equity	2008	2007

Current Liabilities
Suppliers	65,042	43,433
Payment-roll	16,674	18,154
Loans and financing	36,175	100,455
Participation in income and results	33	-
Taxes and social contributions	36,201	30,772
Deferred income tax and social contribution	41,375	31,759
Dividends / Interest on own capital	50,998	71,802
Estimated obligations	145,406	127,662
Provisions for contingencies	51,962	31,147
Complementary security fund	10,594	10,920
Other liabilities	37,030	30,291

	491,490	496,395

Non-Current Liabilities
Loans and financing	361,350	141,047
Taxes and social contributions	193,227	210,275
Deferred income tax and social contribution	187,442	175,930
Provisions for contingencies	119,845	160,252
Complementary security fund	30,582	29,237
Other liabilities	8,584	8,377

	901,030	725,118

Stockholders’ Equity
Social Capital	1,245,042	279,072
Capital Reserves	-	965,970
Income Reserves	795,727	645,765
Accumulated income	249,591	200,562

	2,290,360	2,091,369

Resources for capital increase	94,576	94,576

	2,384,936	2,185,945

Total Liabilities and Stockholders’ Equity	3,777,456	3,407,458

Statement of Income for the period ended on September 30
(R$ thousand)

	2008	2007

Operating Revenue
Revenue from the service of electric energy transmission	501,632	458,673
Revenue from services rendered to third parties	14,258	9,470
Other revenues	3,343	3,131

	519,233	471,274

Deductions from Operating Revenue
Global Reversion Reserve	(12,772)	(11,679)
Social contribution - COFINS	(26,213)	(18,788)
Social contribution - PIS/PASEP	(5,687)	(4,074)
Service tax - ICMS/ISS	(421)	(334)
Research and development	(4,449)	(4,299)

	(49,542)	(39,174)

Net Operating Revenue	469,691	432,100

Cost of service

Cost of service of electric energy transmission	(185,864)	(170,646)

Personnel	(96,588)	(84,685)
Material	(5,550)	(4,514)
Third party services	(14,879)	(15,112)
Depreciation and amortization	(64,501)	(61,744)
Provision for credits of questionable liquidation	(80)	(582)
Others	(4,266)	(4,009)
Cost of service rendered to third parties	(10,290)	(2,526)
Personnel	(4,674)	(1,403)
Material	(662)	(73)
Third party services	(4,841)	(1,040)
Others	(113)	(10)

	(196,154)	(173,172)

Gross Operating Income	273,537	258,928

Operating Expense

Administrative and general expenses	(129,969)	(107,311)

Personnel	(65,997)	(59,164)
Material	(1,919)	(1,175)
Third party services	(14,155)	(13,190)
Depreciation and amortization	(2,598)	(2,683)
Supervision tax - ANEEL	(2,278)	(2,138)
Reversion/Provision for contingencies	(27,420)	(20,943)
Special retirement complement / actuarial liability	(4,807)	(8,665)
Others	(10,795)	647

Result of Service	143,568	151,617

Shareholding participation result
Equit method	25,383	-

	25,383	-

Financial Revenue (Expense)
Income from financial applications	14,615	22,211
Income on renegotiated energy credits	111,691	77,487
Debt charges	(14,095)	(15,950)
Charges on taxes and social contributions	(20,304)	(26,144)
Others	2,781	(2,551)

	94,688	55,053

Operating Income	263,639	206,670

Non-Operating Revenue	523	952
Non-Operating Expense	(5,608)	(9,012)
	(5,085)	(8,060)

Income before taxes and participation	258,554	198,610

Social Contribution	(20,788)	(17,849)
Income tax	(56,581)	(48,605)

Net income for the period	181,185	132,156

Net income per share - R$	4.24	3.09

Cash Flow for the period ended on September 30
(R$ thousand)

	2008	2007

Operating Activities
Net income for the period	181,185	132,156
Expenses (revenues) not affecting cash:
, Depreciation and amortization	67,099	64,427
, Long-term monetary varitaion	(36,381)	(18,220)
, Long-term interest	(29,625)	(25,020)
, Equit method result	(25,383)	-
, Losses in permanent assets	5,085	8,060
, Long-term tax credits to compensate	(20,851)	(20,012)
, Deferred income tax and social contribution	38,703	26,346
, Special retirement complement/ actuarial liability	13,110	8,665

Sub-total	192,942	176,402

Variations of current asset
, Consumers, concessionaires and affiliates	(9,056)	(5,916)
, Renegotiated energy credits	(21,396)	(12,288)
, Debtors	3,914	(2,618)
, (-)Provision for credits of questionable liquidation	40	-
, Sale of assets and services in course	1,980	(7,392)
, Taxes to compensate	(55,182)	(20,937)
, Collaterals and linked deposits	(5,122)	-
, Stored materials	(2,211)	(2,313)
, Other credits	(33,373)	394

Sub-total	(120,406)	(51,070)

Variations of current liability
, Suppliers	(35,867)	(65,494)
, Payment-roll	(6,333)	885
, Loans and financing	17,943	15,199
, Income participation	(19,325)	-
, Taxes and social contributions	(13,066)	(14,250)
, Deferred income tax and social contribution	7,275	4,178
, Dividend / Interest on own capital	4,020	5,509
, Estimated obligations	98,640	93,876
, Provisions for contingencies	21,288	17,246
, Complementary security fund	133	1,729
, Other liabilities	(3,487)	(12,371)

Sub-total	71,221	46,507

Applications of non-current assets (RLP)
, Fiscal credits	(6,139)	(4,640)
, Legal deposits	(8,024)	(7,244)
, Loans and financing	(332)	-

Sub-total	(14,495)	(11,884)

Total of Operating Activities	129,262	159,955

Investment Activities
Investment	(73,177)	(64,335)
Property	(264,557)	(168,977)

Total of Investment Activities	(337,734)	(233,312)

Financing Activities
Financing obtained	128,968	95,591
Non-current assets transferred to current	103,928	89,103
Sale of permanent asset	20,125	7,381
Non-current liabilities transferred to current	(94,657)	(69,556)
Contractual retention / Collateral given in guarantee	-	54

Total of Financing Activities	158,364	122,573

Increase (decrease) in cash and cash equivalent	(50,108)	49,216

Cash and cash equivalent – beginning of period	232,293	238,171

Cash and cash equivalent – end of period	182,185	287,387

				R$ million

EBITDA				EBITDA Margin

3rd qrt /08	3rd qrt /07	9 month/08	9 month/07	3rd qrt i/08	3rd qrt /07	9 month/08	9 month/07

93.13	74.20	236.05	216.04	55.56%	50.09%	50.26%	50.00%

Market Data

Extension of transmission lines (km) – 09/30/08

				End of
Concession Área	Extension (km)	Tension	Operation	concession

Areia --Bateias	220.3	525	jun/00	7/7/2015
Areia --Campos Novos	176.3	525	set/82	7/7/2015
Areia - -Curitiba	235.2	525	jun/00	7/7/2015
Areia --Ivaiporã	173.2	525	mai/82	7/7/2015
Areia - -Segredo	57.8	525	ago/92	7/7/2015
Blumenau - -Curitiba	136.3	525	dez/83	7/7/2015
Campos Novos - -Machadinho	44.8	525	jan/02	7/7/2015
Campos Novos - -Caxias	203.3	525	dez/01	7/7/2015
Caxias - -Gravataí	78.8	525	dez/01	7/7/2015
Caxias - -Itá	256.0	525	fev/02	7/7/2015
Curitiba --Bateias	33.5	525	jun/00	7/7/2015
ITÁ - -NOVA SANTA RITA	314.8	525	abr/06	7/7/2015
GRAVATA¥ --NOVA SANTA RITA	29.0	525	abr/06	7/7/2015
Itá - -Machadinho	64.6	525	jan/02	7/7/2015
Itá - -Salto Santiago	186.8	525	set/87	7/7/2015
Ivaiporã - -Londrina	121.9	525	abr/88	7/7/2015
Ivaiporã - -Salto Santiago	167.0	525	mai/82	7/7/2015
Ivaiporã ELETROSUL -Ivaiporã FURNAS	0.8	525	set/82	7/7/2015
Ivaiporã ELETROSUL - -Ivaiporã FURNAS	0.8	525	fev/92	7/7/2015
Ivaiporã ELETROSUL - -Ivaiporã FURNAS	0.7	525	jun/04	7/7/2015
Salto Santiago --Salto Santiago	60.9	525	ago/92	7/7/2015
Salto Santiago --Segredo	2.1	525	jan/81	7/7/2015
Areia - -Gov. Bento Munhoz	10.7	525	set/80	7/7/2015
Areia - -Gov. Bento Munhoz	10.9	525	ago/81	7/7/2015

Sub-Total 525 kV	2,586.5

Anastácio - Dourados	210.9	230	ago/94	7/7/2015
Areia - Ponta Grossa Norte	181.6	230	out/76	7/7/2015
Areia - Salto Osório	160.5	230	jan/77	7/7/2015
Areia - Salto Osório	160.3	230	dez/76	7/7/2015
Areia - São Mateus do Sul	129.0	230	jul/90	7/7/2015
Assis - Londrina COPEL	114.3	230	set/81	7/7/2015
Blumenau - Itajaí	37.6	230	jan/02	7/7/2015
Blumenau - Itajaí	37.6	230	mar/02	7/7/2015
Blumenau - Joinville	67.0	230	set/79	7/7/2015
Blumenau - Joinville	67.6	230	abr/79	7/7/2015
Blumenau - Jorge Lacerda B	197.4	230	jun/79	7/7/2015
Blumenau - Palhoça	133.9	230	jan/84	7/7/2015
Campo Mourão - Apucarana	114.5	230	fev/76	7/7/2015
Campo Mourão -Maringá	79.9	230	fev/76	7/7/2015
Campo Mourão -Salto Osório	181.2	230	fev/76	7/7/2015
Campo Mourão -Salto Osório	181.3	230	mai/76	7/7/2015
Canoinhas -São Mateus do Sul	47.7	230	fev/88	7/7/2015
Cascavel -Cascavel D'Oeste	9.9	230	abr/01	7/7/2015
Cascavel D'Oeste -Guaíra	126.2	230	abr/01	7/7/2015
Curitiba --Joinville	99.7	230	nov/76	7/7/2015
Curitiba -Joinville	99.9	230	jun/77	7/7/2015
Curitiba -São Mateus do Sul	116.7	230	jul/90	7/7/2015
Dourados -Guaíra	226.5	230	nov/91	7/7/2015
Farroupilha -Caxias 5	17.9	230	out/05	7/7/2015
Farroupilha -Nova Prata 2	60.5	230	nov/92	7/7/2015
Farroupilha -Monte Claro	31.0	230	set/04	7/7/2015
Monte Claro -Passo Fundo	211.5	230	set/04	7/7/2015
Jorge Lacerda A -Jorge Lacerda	0.8	230	jul/79	7/7/2015
Jorge Lacerda-Palhoça -	121.3	230	ago/05	7/7/2015
Jorge Lacerda -Siderópolis	49.4	230	jun/79	7/7/2015
Jorge Lacerda -Siderópolis	47.3	230	ago/79	7/7/2015
Londrina(ESUL) -Assis	156.6	230	mai/05	7/7/2015
Londrina(ESUL) -Maringá	95.1	230	mai/05	7/7/2015
Londrina -Apucarana	40.4	230	abr/88	7/7/2015
Londrina ELETROSUL -Londrina COPEL	31.6	230	abr/88	7/7/2015
Atlândida 2 - -Osório 2	36.0	230	mai/07	7/7/2015
Passo Fundo -Nova Prata 2	199.1	230	nov/92	7/7/2015
Passo Fundo -Xanxerê	79.3	230	mai/75	7/7/2015
Passo Fundo -Xanxerê	79.2	230	nov/79	7/7/2015

Passo Fundo -Passo Fundo 1	0.5	230	mar/73	7/7/2015
Passo Fundo -Passo Fundo 2	0.5	230	mai/73	7/7/2015
Salto Osório -Pato Branco	85.9	230	dez/79	7/7/2015
Salto Osório -Xanxerê	162.0	230	out/75	7/7/2015
Salto Osório -Salto Osório	2.2	230	nov/75	7/7/2015
Siderópolis -Lajeado Grande	121.9	230	set/03	7/7/2015
Lajeado Grande -Caxias 5	65.6	230	out/05	7/7/2015
Xanxerê --Pato Branco	79.6	230	dez/79	7/7/2015
Joinville --Vega do Sul	44.9	230	nov/02	7/7/2015
Joinville -Vega do Sul	44.9	230	nov/02	7/7/2015
Gravataí 2- - Gravataí 3	3.5	230	nov/07	7/7/2015
Complexo Industrial Automotivo Gravataí -- Gravataí 3	3.5	230	dez/07	7/7/2015
Jorge Lacerda A - Jorge Lacerda B 2	1.0	230	out/07	7/7/2015
Jorge Lacerda B - Jorge Lacerda C 1	0.5	230	fev/97	7/7/2015
Jorge Lacerda B - Jorge Lacerda C 2	0.5	230	fev/97	7/7/2015
LT 230 kV Atlântida 2/Gravataí 3	102.0	230	06/01	7/7/2015

Sub-Total 230 kV	4,757.1

Blumenau - -Ilhota	40.2	138	out/88	7/7/2015
Campo Grande - -Mimoso	108.3	138	out/83	7/7/2015
Campo Grande --Mimoso	108.3	138	set/83	7/7/2015
Campo Grande - -Mimoso	108.3	138	set/83	7/7/2015
Dourados das Nações - -Ivinhema	94.7	138	dez/83	7/7/2015
Eldorado - -Guaíra -	16.9	138	out/83	7/7/2015
Florianópolis - -Camboriú Morro do Boi	63.2	138	fev/02	7/7/2015
Florianópolis - -Itajaí Fazenda	71.1	138	out/90	7/7/2015
Florianópolis - -Palhoça 1	9.6	138	nov/83	7/7/2015
Florianópolis - -Palhoça 2	9.6	138	nov/83	7/7/2015
Gaspar - -Blumenau	20.7	138	out/89	7/7/2015
Ilhota - -Picarras	14.8	138	abr/94	7/7/2015
Ilhota - -Itajaí 1	7.9	138	mar/02	7/7/2015
Ilhota - -Itajaí 2	7.9	138	jan/02	7/7/2015
Ilhota - -Joinville	75.8	138	jan/67	7/7/2015
Itajaí - -Camboriú Morro do Boi	13.3	138	fev/02	7/7/2015
Itajaí - -Itajaí Fazenda	5.4	138	mar/02	7/7/2015
Ivinhema - -Porto Primavera	91.0	138	mar/82	7/7/2015
Jorge Lacerda A - -Imbituba	45.7	138	out/80	7/7/2015
Jorge Lacerda A - -Palhoça	108.6	138	nov/83	7/7/2015
Joinville - -Joiville Santa Catarina	11.0	138	out/99	7/7/2015
Joinville Santa Catarina - -Picarras	50.0	138	out/99	7/7/2015
Jupiá - -Mimoso	218.7	138	abr/92	7/7/2015
Jupiá - -Mimoso	218.7	138	jan/82	7/7/2015
Jupiá - -Mimoso	218.7	138	jan/82	7/7/2015
Palhoça - -Imbituba	74.0	138	nov/83	7/7/2015
Anastácio - -Aquidauana	11.1	138	nov/06	7/7/2015
Anastácio -Aquidauana	11.1	138	nov/06	7/7/2015

Sub-Total 230 kV	1,834.6

Conversora de Uruguaiana --Passo de Los Libres	12.5	132	set/94	7/7/2015

Salto Osório - -Salto Santiago	56.2	69	out/78	7/7/2015

Sub-Total (132 e 69 kV)	68.7

Total Geral	9,246.90

Main investments - R$ million

Project	3rd qrt/08	9 month/08

Transmission

Expansion of South transmission system	43.2	152.0
Maintenance of electric energy transmission system	0.7	2.2

Generation

Installation of Hydro Complex São Bernardo	0.6	3.2
Installation of Hydro Complex São João	29.7	84.5
Installation of Hydro Plant Maua	14.1	17.2
Installation of Hydro Complex São Domingo	0.3	1.0
Installation of Hidro Complex Alto do Serra	0.0	0.1
Studies to increase the electric energy generation	0.9	1.8

Other	0.2	1.9

Total	89.7	263.9

Loans and Financing – R$ million

Creditor	Balance on 09/30/08	Due date	Currency

Eletrobrás	264	03/2019	nacional
BB - BNDES	133	07/2026	nacional

Contract obligations on 09/30/08 – R$ million

Loans and Financing	2008	2009	2010	2011	2012	2013	After 2013

	36	12	46	45	44	35	179

Partnerships

Transmission

SPC/Consortium	Object	Participation %	Enterprise	Partnership

			Value	Partners	%
			R$ million

Ártemis	Transmission line (S.	46.5	310	Cymi	51
	Santiago-Ivaporã-
	Cascavel) - 525 kV			Santa Rita	2.5
	with 376 km

Etau	Transmission line	27.4	116	Alcoa	42
	(Campos Novos –
	Barra Grande –			C. Correa Cimentos	10,6
	Lagoa Vermelha –			DME Energética	10
	Santa Marta) - 230 kV			CEEE	10
	with 174 km

SC Energia	Transmission line	49	410	Schain Engenharia	41
	(Campos Novos -
	Blumenau) – 525 kV			Engevix	10
	with 375 km

Uirapuru	Transmission line
	(Ivaiporã – Londrina)	49	107	Cymi Holding SA	51
	– 525 kV with 122 km

RS Energia	Transmission line	49	184	Schain Engenharia	41
	(Campos Novos -
	Pólo) – 525 kV with			Engevix Engenharia	10
	273 km

Generation

		Guaranteed	Participation %	Enterprise	Partnership

SPC/Consortium	Object	Energy MW		Value	Partners
				R$ million		%

ESBR	UHE Jirau – 3.300 MW				Suez	50.1
		1,975.3	20	10,000	Chesf	20
					C.Corrêa	9.9

Consortium	HPU Mauá- 362 MW	197.7	49	1,000	Copel	51

Number of employees – 09/30/08

Composition of employees by tenure (years)

Up to 5	6 to10	11 to 15	16 to 20	21 to 25	over 25	Total

436	180	84	380	107	402	1,589

Department		Number of employees

Field		1,069
Administrative		520

Complementary work force – 09/30/08

Other (*)

6

(*) Employees from other companies of the Eletrobrás System

Marketletter – September 2008	CGTEE

Balance Sheet for the period ended on September 30
(R$ thousand)

Assets

	2008	2007

Current Assets
Cash and banks	2,158	9,066
Open-market applications	34,946	115,464
Open-market applications - tied	13,000	-
Concessionaires	22,512	17,269
Taxes to recover	10,532	31,074
Acquisition of fuel to be recovered - Energetic development account - CDE	13,219	-
Acquisition of fuel to be recovered - CCC	-	9,294
(-) Provision for credits of questionable liquidation	(189)	(776)
Stored materials	25,599	19,764
Expenses paid in advance	2,383	2,611
Other credits	3,168	2,955

	127,328	206,721

Non-Current Assets
Concessionaires	-	3,611
Taxes to recover	4,958	5,115
Deposits linked to legal suits	5,752	5,485

	10,710	14,211

Permanent
Property, plant and equipment
In service net	301,702	319,814
In course	475,752	152,972

	777,454	472,786

Intangibles
In service – net	4,585	5,329
In course	46,622	31,638

	51,207	36,967

Total Assets	966,699	730,685

(R$ thousand)

Liabilities and Stockholders’ Equity	2008	2007

Current Liabilities
Suppliers	66,803	31,875
Payment-roll	3,248	3,045
Taxes and social contributions	5,732	4,384
Consumer charges to be collected	2,137	940
Estimated obligations	7,937	6,475
Provision for early retirement	1,217	1,793
Provision for contingencies	7,395	3,419
Provision for research and development	3,158	2,745
Others	468	641

	98,095	55,317

Non-Current Liabilities
Loans and financing	371,012	-
Provision for early retirement	1,507	2,638
Provision for actuary liabilities	2,695	6,980

	375,214	9,618

Stockholders’ Equity
Social Capital	868,721	868,721
Capital Reserves	4,436	4,436
Accrued losses	(379,676)	(207,316)
Shares held in treasury	(91)	(91)

	493,390	665,750

Total Liabilities and Stockholders’ Equity	966,699	730,685

Statement of Income for the period ended on September 30
(R$ thousand)

Gross Operating Revenue	2008	2007

Supply of electric energy	143,875	106,026
Other operating revenues	15	10

	143,890	106,036

Deductions to Operating Revenue
Consumer charges	(5,323)	(3,413)
PIS/PASEP/CPFINS	(8,282)	(3,189)

	(13,605)	(6,602)

Net Operating Revenue	130,285	99,434

Cost of service of electric energy
Electric energy purchased for resale	(147,352)	(30,795)
Charges on the use of electric grid	(6,407)	(5,132)

	(153,759)	(35,927)

Operating cost
Personnel	(36,331)	(28,269)
Pension fund	(2,035)	(1,897)
Material	(8,918)	(10,928)
Raw material for production of electric energy	(69,137)	(70,197)
(-) Expense recuperation – fuel subvention	67,989	66,446
Third party services	(20,552)	(19,470)
Depreciation and amortization	(33,127)	(34,688)
Other expenses	(4,059)	(4,367)

	(106,170)	(103,370)

Gross operating result	(129,644)	(39,863)

Administratives expenses
General and administrative expenses	(20,048)	(22,199)

Result of service	(149,692)	(62,062)

Financing revenues (expenses)
Income from financial applications	4,478	14,476
Interest and penalty	1,386	2,801
Other financial revenues	-	91

	5,864	17,368

Expense revenue
Debt charges	(4,714)	-
CPMF	(27)	(800)
Other financial expenses	(311)	(323)

	(5,052)	(1,123)

Operating Result	(148,880)	(45,817)

Non-operating result net	62	210

Loss for the period	(148,818)	(45,607)

Loss per 1,000 shares - R$	(0,132)	(0,040)

Cash Flow for the period ended on September 30
(R$ thousand)

	2008	2007

Operating Activities

Net income (loss) for the period	(148,818)	(45,607)

Costs (revenue) which do not affect cash
Depreciation and amortization	34,640	35,997
Cost of discharge of permanent assets	155	304
Provision for credits of questionable liquidation	1,055	390
Provision for research and development	1,334	2,937
Provision for contingencies	2,770	1,045
Provision reversal concerning contribution to pension fund	(388)	-

	(109,252)	(4,934)

Variations of current and non-current assets
Open-market applications - tied	2,000	-
Concessionaires	(6,583)	4,816
Taxes to recover	18,936	2,649
Acquisition of fuel to recover - Fuel consumption account - CCC
and Energetic development account - CDE	(3,268)	63
Stored materials	2,966	(1,185)
Expenses paid in advance	(418)	(385)
Deposits linked to legal suits	(488)	(474)
Others	(2,198)	(2,119)

	10,947	3,365

Variations of current and non-current liabilities
Suppliers	15,709	8,990
Payment-roll	(241)	(33)
Taxes and social contributions	(807)	(3,299)
Income participation	-	(4,590)
Consumer charges to collect	865	(469)
Estimated obligations	5,053	3,904
Provision for early retirement	(1,211)	(1,174)
Provision for contingencies	115	(192)
Provision Research and development	(887)	(88)
Provision concerning contribution to pension fund	(1,162)	-
Others	(420)	(4,479)

	17,014	(1,430)

Operating generation of cash	(81,283)	(2,999)

Investment Activities
Acquisition of permanent asset in course	(335,129)	(106,395)

Net cash applied in investment	(335,129)	(106,395)

Financing Activitives
Loans and financing obtained	462,891	-
Financing payable	(97,143)	-
Debt charges	4,714	-

Net cash resulting from financing	370,462	-

Total of cash effects	(45,950)	(109,394)
Initial cash balance (Availabilities and financial applications)	83,062	233,924

Final cash balance (Availabilities and financial applications)	37,104	124,530

				R$ million

EBITDA				EBITDA Margin

3rd qrt /08	3rd qrt /07	9 month/08	9 month/07	3rd qrt /08	3rd qrt /07	9 month/08	9 month/07

(45.07)	(19.72)	(116.57)	(27.37)	(100.44%)	(49.14%)	(89.47%)	(27.53%)

Market Data

Energy generated

	Installed	Guaranteed	Energy generated - MWh

Plant	Capacity -	Energy - MW	3rd qrt/08	9 month/08
	MW

P. Médici (Candiota)	446	251.500	185,028.848	745,080.915
S. Jerônimo (Candiota)	20	12.600	10,665.359	31,790.396
Nutepa (Candiota)	24	6.100	0.000	1,330.458

Electric energy purchased for resale

	3rd qrt/08	9 month/08

MWh	394,238.182	984,483.777
R$ million	41	141

Electric energy purchased to cover the penalty relating to the failure of ballast for sale/physical security

	3rd qrt/08	9 month/08

MWh	8,556.000	8,556000
R$ million	1	1

Energy sold

Sale	3rd qrt/08		9 month/08

	R$ million	MWh	R$ million	MWh

Through auction and initial contracts	49	542,613.226	142	1,581,586.632

Through free market agreements or bilateral contracts	0	0.00	1	1,607.155

Total	49	542,613.226	143	1,583,193.787

Fuel for production of electric energy

		3rd qrt/08		9 month/08

Type	Metric	Quantity	Value	Quantity	Value
	unit		R$ million		R$ million

Coal	Ton	236,895.015	9	957,928.194	35
Fuel Oil	kg	7,114.320	9	17,665.103	21

Losses in generation – MW / %

3rd qrt/08	9 month/08

4.84	4.80

Average tariff – R$/MWh

3rd qrt/08	9 month/08

91.53	90.87

Main investments - R$ million

Project	3rd qrt/08	9 month/08

Generation

Maintenance of electric energy generation system	7	12
Installation of Thermal Power Unit Candiota III	207	302
Enviromental adjustment		4
Adequacy revitalization A/B UPME	3	3

Others

Real Estate	-	-
Maintenance of equipment/vehicles/furniture	-	-
Maintenance of info assets	-	-

Total	217	321

Loans and financing – R$ million

Creditor	09/30/08	Due data	Currency
ELETROBRÁS	124,642.00	20/12/2021	USD
ELETROBRÁS	69,169.00	20/06/2016	USD

Contract obligations on 09/30/08 – US$

Loans and	2008	2009	2010		2011	2012	2013	After 2013

Financing	34,631,410.26	34,631,410.26	34,631,410.26		34,631,410.26	34,631,410.26	291,474,358.96	430,000,000.00

Energy Purchase		2008	2009	2010	2011	2012	2013	After 2013

Agreement – R$ million		194	203	576	585	563	493	4,377

Number of employees – on 09/30/08

Employees	Directors	Other(*)

534	3	9

(*) Employees from others companies

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over25	Total

148	4	32	42	245	63	534

Department		Number of employees

Field		405
Administrative		129

Complementary work force – on 09/30/08

Contracted	Quantity

Drivers	14
Security Services	136
Janitorial and receptionist services	68

Total	218

Marketletter – September 2008	Eletropar

Balance Sheet for the period ended on September 30
(R$ thousand)

	2008	2007

Assets
Current Assets
Cash and banks	1,093	1,497
Financial Application	23,526	24,839
Banco Bradesco
Dividends	-	4
Reverse stock split	690	-

	25,309	26,340

Receivables
Eletronet	59,145	59,145
Eletronorte	2,520	2,520
Furnas	5,711	5,711
Chesf	3,389	3,389
Eletrosul	2,054	2,054
Eletrobrás	-	2,551
Receivables – Dividends/ Interest on own capital	694	-

	73,513	75,370

Taxes and Social Contributions to compensate
Income tax	6,774	6,452
Social Contribution	5	2

	6,779	6,454

Other credits	123	122

	105,724	108,286

Non-current assets
Notes and bonds	1	1

	1	1

Investments	93,649	93,649
Property, plant and equipment	163	171
(-) Accumulated depreciation	(137)	(126)

	93,675	93,694

TOTAL ASSETS	199,400	201,981

	2008	2007

LIABILITIES AND STOCKHOLDERS EQUITY
CURRENT LIABILITIES
Payable account
Eletronorte	10,068	10,068
Furnas	21,299	21,299
Chesf	20,221	20,221
Eletrosul	6,883	6,883
Others	1,121	1,121

	59,592	59,592

Advance Payments - Contract 1166/99
Eletronorte	1,992	1,992
Furnas	5,456	4,770
Chesf	2,076	688
Eletrosul	1,168	1,168

	10,692	8,618

Loans - Eletrobrás	-	18,665
Tax obligation	47	15
Other payable accounts	1,049	249
Other obligation labor	15	17
Other	-	-

	71,395	87,156

NON-CURRENT LIABILITIES
Obligations	1	1

	1	1

STOCKHOLDERS EQUITY
Social Capital	55,770	113,790
Advance Payment for Capital Increase	62,285	62,285
Income (Losses)	0	(73,764)
Income (losses) during the year	9,949	12,513

	128,004	114,824

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	199,400	201,981

Statement of Income for the period ended on September 30
(R$ thousand)

	2008	2007

Operating Revenues
Dividends	11,104	13,341
Interest on own capital	1,375	688

	12,479	14,029

Operating Expenses
Personnel	501	469
Board of Director remuneration	390	350
Board of Executive Directors remuneration	101	107
Social charges	341	279
Materials and Products	50	38
Utilities and services	47	44
Traveling expenses, transportation, training	40	27
Third party services	300	315
Publicity	184	89
Taxes and contributions	127	162
Rent, Condominium Installments and Municipal Taxes	47	60
Recovery of expenses with former directors	-	(35)
Others	9	9

	2,137	1,914

OPERATING RESULT	10,342	12,115

FINANCIAL REVENUES	1,560	1,524

FINANCIAL EXPENSES	1,941	1,126

NON-OPERATING RESULT	(12)	-

NON-OPERATING EXPENSES	12	-

FINAL RESULT	9,949	12,513

Marketletter – September 2008	Results from Distribution Companies

The table below represents the main indices of the distribution companies in the third quarter:

									R$ million

	Net Operating		Result of		Income/ Loss for		EBITDA		EBITDA
Company	Revenue		Service		the period				Margin

	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Manaus	705.47	602.87	(131.18)	(344.43)	(430.33)	(373.04)	(52.48)	(280.21)	(7.44%)	(46.48%)
Ceron	359.37	333.31	(16.20)	10.31	(70.55)	(24.16)	(1.66)	22.57	(0.46%)	6.77%
Eletroacre	110.29	111.02	(4.34)	15.36	(10.79)	6.85	4.16	21.68	3.77%	19.53%
Ceal	447.62	385.66	27.31	17.11	(30.73)	(16.94)	48.22	34.78	10.77%	9.02%
Cepisa	389.34	332.51	19.54	(12.30)	(47.86)	(50.19)	19.54	(12.30)	5.02%	(3.70%)

			Total		Total		Debt		Net		Return
	Current		Liquidity		Debt		Equity		Profit		on		Ebitda / Share
	Ratio		Ratio (1)		Ratio (2)		Ratio		Margin (3)		Equity

	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Manaus	0.784	0.416	0.519	0.507	0.959	0.678	23.176	2.107	(0.610)	(0.619)	(3.448)	(0.476)	(0.022036)	(0.117658)
Ceal	1.253	1.000	0.654	0.685	0.914	0.864	10.562	6.362	(0.069)	(0.044)	(0.496)	(0.187)	0.136474	0.098436
Cepisa	1.094	0.994	0.398	0.389	1.348	1.306	(3.872)	(4.272)	(0.123)	(0.151)	0.223	0.290	0.000745	(0.000469)
Ceron	0.801	1.629	0.463	0.617	1.213	1.021	(5.692)	(49.431)	(0.196)	(0.072)	0.628	2.181	0.000003	0.000035
Eletroacre	1.405	1.496	0.878	0.873	0.634	0.611	1.736	1.570	(0.098)	0.062	(0.156)	0.088	0.000078	0.000408

(1) (Current Assets + Long-term assets) / (Current liabilities + Non-current liabilities)
(2) (Current liabilities + Non-current liabilities) / Total assets
(3) Net income / Net operational revenues

Marketletter – September 2008	Manaus Energia

Balance Sheet for the period ended on September 30
(R$ thousand)

Assets	2008	2007

Current Assets
Cash and banks	43,779	11,377
Open-market applications	181,459	1,046
Consumers and concessionaires	413,638	336,578
Provision for credits of questionable liquidation	(173,955)	(135,799)
Debtors	50,707	29,921
Stored materials	50,493	24,097
Expenses paid in advance	250,910	1,412
Other credits	10,124	389

	827,155	269,021

Non-Current Assets
Associated, Subsidiaries, Holding co,	563	2,369
Taxes and social contributions to compensate	634,186	554,845
Deposits linked to legal suits	29,080	5,683
Regulatory taxes	8,940	5,556

	672,769	568,453

Investment	7,670	1,407
Property, plant and equipment	1,502,428	1,587,269
Intangible	6,993	9,204

	1,517,091	1,597,880

Total Assets	3,017,015	2,435,354

Liabilities and Stockholders’ Equity	2008	2007

Current Liabilities
Suppliers	529,971	466,542
Payment-roll	3,168	1,769
Debt charges	760	1,333
Loans and Financing	100,570	52,005
Regulatory taxes	7,758	2,515
Taxes and social contributions	35,462	31,917
Other payable accounts	20,834	11,077
Provisions for Contingencies	131,874	46,797
Regulatory liabilities	53,337	-
Estimated obligations	171,598	33,054

	1,055,332	647,009

Non-Current Liabilities
Loans and financing	940,159	426,409
Fuel consumption account - CCC	836,573	578,148
Taxes and social contributions	8,441	-
Installments	51,714	-

	1,836,887	1,004,557

Stockholders’ Equity
Social Capital	2,381,558	1,750,589
Accumulated losses	(2,256,762)	(1,597,771)

	124,796	152,818

Resources for capital increase	-	630,970

Total Liabilities and Stockholders’ Equity	124,796	783,788

Statement of Income for the period ended on September 30
(R$ thousand)

	2008	2007

Operating Revenue
Supply of electric energy	963,286	826,340
Gross supply of electric energy	3,058	9,210
Other operating revenues	8,176	6,244

	974,520	841,794

Deductions to Operating Revenue
Charge Fuel consumption account - CCC	(29,642)	(21,400)
Global Reversion Reserve	(21,445)	(17,558)
Charge Research and Development and Energetic Efficiency Project	(6,929)	(6,768)
Taxes and social contributions	(211,031)	(193,197)

	(269,047)	(238,923)

Net Operating Revenue	705,473	602,871

Operating expense
Personnel	(138,609)	(77,852)
Material	(15,379)	(10,840)
Third party services	(90,158)	(66,668)
Fuel for production of electric energy	(1,008,718)	(693,103)
Expense recuperation – Fuel purchased	797,008	584,993
Financial compensation for the use of hydro resources	(4,890)	(2,922)
Electric energy purchased for resale	(311,066)	(535,294)
Depreciation and amortization	(78,703)	(64,220)
Provision/Reversal operational provision	(21,359)	(58,416)
Others	35,222	(22,977)

	(836,652)	(947,299)

Result of Service	(131,179)	(344,428)

Financial Revenue (Expense)
Arrears on energy sold	12,363	10,870
Monetary variation – asset	12,941	139
Monetary variation – liability	(15,119)	(2,316)
Debt charges	(67,167)	(30,872)
Others	22,509	(6,783)

	(34,473)	(28,962)

Operating Result	(165,652)	(373,390)

Non-Operating Revenue	873	604
Non-Operating Expenses	(265,550)	(258)

Non-Operating Result	(264,677)	346

Loss before income tax and social contribution	(430,329)	(373,044)

Loss for the period	(430,329)	(373,044)

Loss per share – R$	(0.25)	(0.21)

				R$ million

EBITDA				EBITDA Margin

3rd qrt /08	3rd qrt /07	9 month/08	9 month/07	3rd qrt /08	3rd qrt /07	9 month/08	9 month/07

122.04	(83.89)	(52.48)	(280.21)	45.39%	(9.61%)	(7.44%)	(46.48%)

Market Data
Energy generated

Plant	Installed	Energy generated – MWh

	Capacity - MW	3rd qrt/08	9 month/08

PARINTINS	26.6	21,232	55,847
ITACOATIARA	34.3	12,948	35,193
MANACAPURU	17.7	23,141	60,740
BARREIRINHA	2.9	1,872	5,133
COARI	21.6	15,288	42,393
MAUÉS	10.9	6,830	18,504
HUMAITÁ	8.9	8,372	22,999
URUCARÁ	5.5	2,535	6,936
BENJAMIN CONSTANT	7.3	3,781	10,745
TEFÉ	19.2	12,946	36,775
MANICORÉ	6.5	5,345	14,320
AUTAZES	3.6	3,694	10,403
CODAJÁS	6.7	3,425	9,451
EIRUNEPÉ	10.0	3,988	11,505
NOVA OLINDA DO NORTE	5.9	3,570	9,743
ATALAIA DO NORTE	1.5	1,110	3,111
BARCELOS	4.0	2,746	8,103
LÁBREA	6.9	4,974	13,765
SÃO PAULO DE OLIVENÇA	3.7	1,740	4,878
SANTO ANTÔNIO DO IÇÁ	3.1	2,303	6,448
CARAUARI	6.4	3,728	10,359
FONTE BOA	4.4	2,850	7,916
BOCA DO ACRE	7.9	5,511	15,597
SÃO GABRIEL DA CACHOEIRA	10.8	5,484	16,077
ITAPIRANGA	3.1	1,527	4,107
ANORI	3.5	2,126	5,759
SILVES	2.6	998	2,711
AUGUSTO MONTENEGRO	0.4	102	288
NHAMUNDÁ	3.0	1,866	4,904
TABATINGA	15.3	10,876	30,788
NOVO ARIPUANÃ	4.5	2,969	8,554
BORBA	7.0	3,308	10,130
SANTA ISABEL DO RIO NEGRO	2.2	1,268	3,633
JUTA¥	3.2	2,106	5,904
NOVO AIRÃO	4.0	2,292	6,152
IPIXUNA	2.7	1,061	2,999
ENVIRA	3.9	1,710	4,709
CUCU¥	0.6	171	471
JAPURÁ	0.2	72	212
MARAÃ	2.3	1,243	3,593
JURUÁ	2.0	881	2,408
TAPAUÁ	3.8	2,283	6,539
CANUTAMA	2.1	1,050	3,242
PAUINI	2.4	1,269	3,496
CAREIRO	2.1	1,234	3,592
AMATURÁ	1.0	764	2,180
ESTIRÃO DO EQUADOR	0.4	108	392
PALMEIRAS	0.4	91	262
IPIRANGA	0.4	127	377
VILA BITTENCOURT	0.4	134	408
IAUARETÊ	0.9	282	815
SÃO SEBASTIÃO DO UATUMÃ	2.3	1,347	3,739
TONANTINS	2.4	1,414	4,319
ALVARÃES	2.2	1,288	3,649
BERURI	2.2	1,805	4,977
CAAPIRANGA	1.8	1,022	2,831
UARINI	2.1	1,140	3,251
URUCURITUBA	4.0	1,397	3,818
PEDRAS	0.5	180	524
ANAMÃ	1.7	1,001	2,578
ITAMARATI	2.2	829	2,303
CASTANHO	12.1	5,580	16,139
RIO PRETO DA EVA	2.4	2,696	7,585

LIMOEIRO	2.1	641	1,992
BOA VISTA DO RAMOS	3.0	1,478	4,095
MANAQUIRI	1.8	1,483	4,009
CAVIANA	0.4	155	442
CAMPINAS	0.4	132	364
CAIAMBÉ	0.5	207	594
MURITUBA	0.2	77	222
APU¥	5.4	3,198	8,504
MOCAMBO	0.9	194	547
BELÉM DO SOLIMÕES	0.7	255	778
ITAPEAÇÚ	0.9	244	669
CABOR¥	0.8	202	536
CAMETÁ	0.6	240	677
SACAMBÚ	0.4	168	495
NOVO REMANSO	1.7	1,254	3,445
TUIUÉ	0.7	144	409
JACARÉ	0.4	171	478
NOVO CÉU	0.9	598	1,682
ZÉ AÇÚ	0.2	75	217
VILA AMAZÔNIA	0.7	220	614
AXINIM	0.4	257	734
VILA URUCURITUBA	0.4	102	284
ARARA	0.2	102	305
FEIJOAL	0.7	136	484
LINDOIA	0.5	415	1,148
MOURA	0.7	98	291
BETÂNIA	0.2	164	463
VILA DE MATUP¥	0.9	674	1,808
SANTA RITA WELL	0.9	221	597
PARAUÁ	0.1	142	340
UHE Balbina	250	414,110	1,188,878
UTE Aparecida	192	130,913	290,641
UTE Mauá	467.6	469,581	1,103,993
UTE Electron(*)	120	-	-

UT CO**	17.6	2,322	2,322

UT AS**	41.6	7,155	7,155

UT FO**	14.4	1,620	1,620

Total	1,478.5	1,260,181	3,243,111

* Unit belongs to Eletronorte.

Electric energy purchased for resale

	3rd qrt/08	9 month/08

MWh	692,335	2,026,449
R$ million	18	311

Energy sold

Description	3rd qrt/08		9 month/08

	MWh	R$ million	MWh	R$ million

Residencial	97.5	295,298	248.7	761,197
Industrial	132.2	438,067	369.7	1,227,325
Commercial	76.9	207,886	206.5	556,052
Rural	0.5	7,675	1.7	16,200
Government	36.6	103,971	88.0	251,955
Public Lighting	5.1	26,707	13.3	70,000
Public Service	13.0	45,250	31.7	120,221

Total	361.8	1,124,854	959.6	3,002,950

Fuel for production of electric energy

		3rd qrt/08		9 month/08

Type	Metric unit	Quantity	R$ million	Quantity	R$ million

Óil	Thousands liters	381,163	515	999,731	1,009

Losses - %

Capital

3rd qrt/08		9 month/08

Technical	Commercial	Technical	Commercial

2.1	37.9	1.9	36.3

INTERIOR

3rd qrt/08		9 month/08

Technical	Commercial	Technical	Commercial

8.7	32.6	8.7	31.1

Item	Line	Tension	Extension	Date of
		level Kv	Km	energization

1	MNSJ-LT4-01	69.0	7.337	4-fev-01

2	MNMU-LT4-01	69.0	11.932	13-out-91

3	MNDI-LT4-01	69.0	4.684	13-out-91

4	MNDI-LT4-02	69.0	4.684	11-nov-06

5	MNVO-LT4-01	69.0	1.160	13-out-91

6	MNVO-LT4-02	69.0	1.160	13-out-91

7	MNCC-LT4-01	69.0	5.796	26-jul-92

8	MNSG-LT4-01	69.0	6.418	28-set-97

9	MNSG-LT4-02	69.0	7.230	12-out-97

10	MNFL-LT4-01	69.0	4.438	11-fev-89

11	MNFL-LT4-02	69.0	4.494	18-nov-01

12	MNFL-LT4-03	69.0	4.842	2-dez-07

13	MNCD-LT4-01	69.0	7.463	1-jan-96

14	MNSO-LT4-01	69.0	9.516	19-mar-05

15	FLPN-LT4-01	69.0	5.993	2-dez-07

16	FLPN-LT4-02	69.0	5.993	2-dez-07

17	ADPN-LT4-01	69.0	8.663	15-jul-83

18	ADSG-LT4-01	69.0	3.788	2-fev-97

19	ADCC-LT4-01	69.0	3.994	23-mar-05

20	ADEP-LI4-01	69.0	0.153	23-nov-99

21	MUDI-LT4-01	69.0	7.637	30-abr-77

22	MUDI-LT4-02	69.0	5.541	12-abr-99

23	MUDD-LT4-01	69.0	4.122	29-nov-97

24	MUDD-LT4-02	69.0	4.107	7-mar-04

25	MUCC-LT4-01	69.0	9.388	6-fev-05

26	MUCD-LT4-01	69.0	17.194	20-ago-06

27	MUMG-LT4-01	69.0	0.533	22-fev-04

28	MUEP-LI4-01	69.0	0.200	7-mar-04

29	MGSJ-LT4-01	69.0	8.882	9-mar-04

30	MGCE-LI4-01	69.0	6.058	9-jul-04

31	MUMG-LT4-02	69.0	0.226	29-fev-04

32	ETMU-LT4-01	69.0	0.358	1-jan-81

33	DICE-LT4-01	69.0	2.065	17-mar-96

34	DDCC-LT4-01	69.0	7.428	29-nov-97

35	SGCC-LT4-01	69.0	4.005	2-fev-97

36	SOSV-LT4-01	69.0	5.326	19-mar-05

37	PSIB-LI4-01	69.0	18.048	17-jun-06

Item	Line	Tension	Extension	Date of
		level Kv	Km	energization

1	BACR-LT6-01	230.0	158.513	6-nov-06

2	MNCR-LT6-01	230.0	22.704	6-nov-06

3	RTFG-LI6-01	230.0	0.129	13-set-98

4	BAMN-LT6-02	230.0	180.344	9-mai-89

5	BABA-LT6-01	230.0	0.590	20-fev-89

6	BABA-LT6-02	230,0	0,635	15-mar-89

7	BABA-LT6-03	230.0	0.635	24-abr-89

8	BABA-LT6-04	230.0	0.680	13-set-89

9	BABA-LT6-05	230.0	0.680	24-jul-89

DEC- Duration of interruptions - in hours

3rd qrt/08	9 month/08

28.01	69.58

FEC – Frequency of interruptions – Number of outages

3rd qrt/08	9 month/08

26.61	72.49

TMA – Average response time – in minutes

3rd qrt/08	9 month/08

493.2	526.0

Average tariff – R$/MWh

3rd qrt/08	9 month/08

251.67	256.38

Main investments - R$ million

Project	3rd qrt/08	9 month/08

Distribution	15.07	45.27
Generation	1.81	4.98
Others	0.68	0.91

Total	17.56	51.16

Loans and Financing – R$ million

Creditor	09/30/08	Due date	Currency

Eletrobrás	643	2020	REAL

Eletronorte	398	2014	REAL

Contract obligations on 09/30/08 – R$ million

	2008	2009	2010	2011	2012	2013	After 2013
Loans and Financing

	21	115	157	167	144	134	303

Energy	2008	2009	2010	2011	2012	2013	2014	2015
Purchase

Agreement
R$
	752,902,124.87	929,784,538.56	1,076,696,815.59	1,104,766,078.91	1,136,201,971.58	1,169,702,894.60	1,227,225,718.21	1,286,216,114.10

Default – more than 120 days – on 09/30/08 – R$ million

Class	Capital	Interior	Total

Industrial	48,779,015	1,385,152	50,164,167
Residential	70,921,631	3,165,546	74,087,177
Commercial	19,736,161	2,082,003	21,818,164
Other	27,479,458	36,989,077	64,468,535

Total	166,916,265	43,621,778	210,538,043

Number of employees – 09/30/08

Composition of employees by tenure (years)

Company	Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

MESA	747	1	13	47	232	129	1,169

CEAM	166	160	266	266	173	97	1,128

Department	Number of employees

	MESA	Ext-CEAM	TOTAL

Field	1,033	1,041	2,074

Administrative	136	87	223

TOTAL	1,169	1,128	2,297

Complementary work force – 09/30/08

Company	Contracted	Other	Commissioned Officer	TOTAL

MESA/ Ext-CEAM	1,912	23	4	1,939

OBS.: the number of outsourced employees in September was 1912, where 672 compose the labor-standing outsourced (land maintunance, driver, rider, cleaning and etc)

Marketletter – September 2008	Ceron

Balance Sheet for the period ended on September 30
(R$ thousand)

Assets	2008	2007

Current Assets
Cash and banks	3,029	8,866
Open-market applications	1,891	3,462
Linked fund	2	1,190
Consumers	156,828	127,137
Electric energy credits in installments	26,296	42,540
Debtors	1,218	857
(-) Provision for credits of questionable liquidation	(71,606)	(59,837)
Fuel purchase - CCC	967	-
Services in course	9,066	1,918
Taxes to compensate	5,408	8,006
Stored materials	7,867	6,421
Social tariff for low-income consumers	3,106	941
Compensation account of the variation of values of items of Part “A” - CVA	-	2,766
Expenses paid in advance	2,353	3,764
Sales/Expenses to be reimbursed	1,141	4,602
Resources to receive - Luz para Todos	-	19,913
Other credits	4,452	2,297

	152,018	174,843

Non-Current Assets
Consumers	5,800	9,543
Light for all	7,262	10,268
Electric energy credits in installments	77,897	89,087
Collaterals and linked deposits	16,086	19,019
Credits to recover	5,539	2,173
Goods for sale	15,200	15,211
Expenses paid in advance	14,551	16,558
Other credits	1,771	1,276
Investments	1,836	1,825
Property, plant and equipment - net	227,912	196,635
Deferred	1,016	83

	374,870	361,678

Total Assets	526,888	536,521

(R$ thousand)

Liabilities and Stockholders’ Equity	2008	2007

Current Liabilities
Suppliers	61,586	38,296
Pay-roll	848	447
Debt charges	3,006	1,305
Taxes and social contributions	17,854	12,920
Loans and financing	56,727	21,521
Estimated obligations	7,602	7,406
Social tariff for low-income consumers	-	264
Compensation account of the variation of values of items of Part “A” - CVA	1,028	-
Regulatory taxes	21,644	17,135
Fuel consumption account - CCC – Diesel Oil refund	5,916	4,915
Others	13,546	3,137

	189,757	107,346

Non-Current Liabilities
Suppliers	7,672	-
Loans and financing	361,965	342,514
Provision for Contingencies	12,956	15,968
Fuel consumption account - CCC - resources	46,655	46,655
Taxes and social contributions	1,434	10,373
Fuel consumption account - CCC – Oil refund	18,744	24,743

	449,426	440,253

Stockholders’ Equity
Social Capital	362,732	362,732
Capital Reserves	47,592	47,267
Accrued losses	(1,240,687)	(1,137,216)

	(830,363)	(727,217)

Resources for capital increase	718,068	716,139

	(112,295)	(11,078)

Total Liabilities and Stockholders’ Equity	526,888	536,521

Statement of Income for the period ended on September 30
(R$ thousand)

Gross Operating Revenue	2008	2007

Supply of eletcric energy	489,987	470,209
Other Revenues	3,826	3,495

	493,813	473,704

Deduction to Operating Revenue
ICMS	(76,879)	(73,370)
Social contribution - COFINS	(38,564)	(40,573)
Social contribution - PIS/ PASEP	(8,375)	(8,799)
Global Reversion Reserve	(2,838)	(3,293)
Service tax - ISS	16	(114)
Consumer charge - Energetic Efficiency Project - PEE	(1,607)	(1,146)
Consumer charge –Research and Development	(2,053)	(2,316)
Fuel consumption account - CCC	(4,147)	(10,780)

	(134,447)	(140,391)

Net Operating Revenue	359,366	333,313

Cost of electric energy service
Cost with energy

Electric energy purchased for resale	(220,517)	(195,389)

Cost of operation
Personnel	(10,811)	(11,297)
Material	(3,285)	(2,778)
Third party services	(21,012)	(16,527)
Fuel for the production of energy	(14,051)	557
Depreciation and amortization	(14,544)	(12,268)
Others	(1,123)	(1,205)

	(64,826)	(43,518)

	(285,343)	(238,907)

Gross income	(186,373)	(152,718)

Operating expenses	74,023	94,406

Sales expenses
General and administrative expenses	(50,625)	(40,936)
	(39,600)	(43,164)

Operating result before financial effect	(90,225)	(84,100)

Financing revenues (expenses)	(16,202)	10,306

Financing application income
Penalty increase of sold energy	141	760
Debt charges	13,454	7,161
Net monetary variation	(35,687)	(32,994)
Other	(19,779)	(9,952)
	(12,455)	616

Operating result	(54,326)	(34,409)

Non –operating result	(70,528)	(24,103)

Non-operating revenues
Non-operating expenses	93	97
	(110)	(156)

Loss for the period	(17)	(59)

Prejuízo per thousand share (R$)	(70,545)	(24,162)

	(0.11050)	(0.03785)

				R$ million

EBITDA				EBITDA Margin

3rd qrt /08	3rd qrt /07	9 month/08	9 month/07	3rd qrt /08	3rd qrt /07	9 month/08	9 month/07

7.12	8.13	(1.66)	22.57	5.44%	6.86%	(0.46%)	6.77%

Market Data

Energy generated

Plant	Installed	Energy generated - MWh

	Capacity - MW	3rd qrt/08	9 month/08

Rio Vermelho – Hydro	3.20	4,370	12,421
Thermal Units	34.05	13,469	20,745

Electric energy purchased for resale

	3rd qrt/08	9 month/08

MWh	688,046	1,911,485
R$ million	76.8	220.5

Energy sold

	3rd qrt/08		9 month/08

Distribution	R$ million	MWh	R$ million	MWh

State utilities	8.3	31,019	23.8	89,305
Industrial	25.4	76,811	73.7	225,589
Residential	69.4	161,952	193.5	451,189
Commercial	42.7	100,659	119.3	281,836
Other	27.3	80,970	76.8	227,653

Total	173.1	451,411	487.1	1,275,572

Fuel for production of electric energy

		3rd qrt/08		9 month/08

Type	Metric	Quantity	Value	Quantity	Value
	unit		R$ million		R$ million

Diesel	m3	22,482	47.1	55,087	109.2

Average Losses - %

3rd qrt/08	9 month/08

35.63	34.10

Global losses

DEC- Duration of interruptions - in hours

3rd qrt/08	9 month/08

9.47	26.79

FEC – Frequency of interruptions – Number of outages

3rd qrt/08	9 month/08

10.28	32.39

TMA – Average response time – in minutes

3rd qrt/08	9 month/08

67.42	63.65

Extension of distribution lines (km) – 09/30/08

				Voltage (kV)

138kv	69kv	34.5kv	13.8kv Urb.	13.8kv Rural	Total

110	59	523	6,824	22,159	29,675

Average tariff – R$/MWh

3rd qrt/08	9 month/08

318.88	318.04

Main investments - R$ million

Project	3rd qrt/08	9 month/08

Distribution	14.6	45.7

Expansion of the Transmission System	4.9	6.6
Maintenance	4.2	11.9
Citizens’ Energy – Light for All	5.5	27.2

Others	2.7	3.7

Total	17.3	49.4

Loans and Financing – R$ million

Creditor	Balance on 06/30/08	Due date	Currency

Eletrobrás	418.7	2021	Real

Contract obligations on 09/30/08 – R$ million

Loans and	2008	2009	2010	2011	2012	2013	After 2013

Financing	10.6	61.6	61.3	61.5	45.9	44.4	133.4

Energy Purchase	2008	2009	2010	2011	2012	2013	After 2013

Agreement	329.0	352.2	376.6	391.2	403.5	417.5	2,331.9

Default – more than 90 days – on 09/30/08

Class	R$ million

Industrial	7.4
Residential	4.0
Commercial	5.1
Other	71.7

Total	88.2

Number of employees – 09/30/08

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

260	2	54	127	220	80	743

Department	Number of employees

Field	381
Administrative	362

Complementary work force – 06/30/08

Contracted	Other (*)

1,078	7

(*) Employees from others companies of theEletrobrás System

Marketletter – September 2008	Eletroacre

Balance Sheet for the period ended on September 30
(R$ thousand)

Assets	2008	2007

Current Assets	76,647	78,640

Cash and banks	4,340	9,430
Open-market applications	13,848	5,194
Cash under way	1,546	1,446
Consumers	62,414	58,153
Provision for credits of questionable liquidation	(25,150)	(17,184)
Income to receive	898	553
Taxes to recover	2,630	2,026
Sales of assets and rights	1,734	1,467
Acquisition of fuel on account of Fuel consumption account - CCC	5,874	12,217
Low-income social tariff	1,233	1,331
Stored materials	2,409	1,723
Other credits	4,871	2,284

Non-Current Assets	112,041	122,206

Long-term assets	28,451	28,483

Taxes to recover	1,307	1,537
Affiliates, controlled and holding co’s	21,323	21,323
Credits to receive	3,022	3,022
Provision for credits of questionable liquidation	(3,022)	(3,022)
Notes and Bonds	103	103
Legal deposits	5,254	5,056
Sales of assets and rights	204	204
Other credits	260	260

Investments	838	838

Property, plant and equipment	80,909	90,301

Intangible	1,843	2,584

Total Assets	188,688	200,846

(R$ thousand)

Liabilities and Stockholders’ Equity	2008	2007

Current Liabilities	54,541	52,579

Suppliers	22,770	26,824
Taxes and social contributions	4,730	6,000
Loans and financing	8,602	7,419
Estimated obligations	1,453	1,472
Regulatory Charges	719	561
F,N,D,C,T	385	481
M,M,E	208	258
Research and Development	2,401	1,874
Energetic Efficiency Project - PEE	6,109	3,361
Public lighting taxes collected	2,173	1,753
Provisions for contingencies	4,393	1,871
Other	598	705

Non-Current Liabilities	65,172	70,119

	65,172	70,119

Loans and financing	32,426	37,375
Fuel consumption account - CCC and Sales Taxes on Fuel	32,717	32,717
Other	29	27

Stockholders’ Equity	68,975	78,148

Social Capital	64,590	64,590
Capital Reserve	4,277	4,277
Accumulated Results	141,855	137,478
Resources for capital increase	(141,747)	(128,197)

Total Liabilities and Stockholders’ Equity	188,688	200,846

Statement of Income for the period ended on September 30
(R$ thousand)

	2008	2007

Operating Revenue	166,075	170,741

Supply of electric energy	149,460	155,014
Supply of electric energy	868	756
Availability of the transmission and distribution system	10,988	10,250
Other revenues	4,759	4,721

Deductions to Operating Revenue	(55,787)	(59,720)

ICMS tax	(33,563)	(34,603)
Social contribution - COFINS	(12,621)	(12,976)
Social contribution - PASEP-PIS	(2,740)	(2,817)
Global Reversion Reserve	(899)	(966)
Energetic Efficiency Project - PEE	(1,740)	(3,283)
Research and Development	(539)	(2,449)
Fuel consumption account - CCC	(3,685)	(2,626)

Net Operating Revenue	110,288	111,021

Cost of electric energy service	(89,106)	(75,093)

Cost with energy	(62,231)	(53,129)
Electric energy purchased for resale	(62,231)	(53,129)
Cost of operation	(26,875)	(21,964)
Personnel	(2,123)	(2,045)
Material	(248)	(221)
Raw material for production of electric energy	(66,523)	(70,201)
Third party services	(6,478)	(4,468)
Recovery of expenses – raw material consumed under Fuel consumption account - CCC/ Energetic development account - CDE	59,223	63,698
Depreciation/Amortization	(8,503)	(6,321)
Credit losses of ICMS	(1,741)	(1,781)
Others	(482)	(625)

Operating Income	21,182	35,928

Operating Expenses	(25,523)	(20,566)
Expenses with sales	(17,473)	(12,860)
Administrative and general expenses	(8,050)	(7,706)

Result of Service	(4,341)	15,362

Financial Revenues (Expenses)	(6,078)	(7,106)

Penalties on contracts of purchased energy	736	382
Income from financial applications	1,155	541
Arrears on energy sold	369	657
Debt charges	(2,510)	(3,496)
Monetary variations	(4,211)	(3,851)
Others	(1,617)	(1,339)

Operating Result	(10,419)	8,256

Non-Operating Revenue	441	164

Non-Operating Expense	(816)	(478)

Result before income tax and social contribution	(10,794)	7,942

Provision for Social contribution on income		(1,093)

Net income for the period	(10,794)	6,849

Net income per share - R$	(0.20)	0.13

		R$ million

EBITDA				EBITDA Margin

3rd qrt /08	3rd qrt /07	9 month/08	9 month/07	3rd qrt /08	3rd qrt /07	9 month/08	9 month/07

4.03	9.50	4.16	21.68	10.04%	23.52%	3.77%	19.53%

Market Data

Electric energy purchased for resale

	3rd qrt/08	9 month/08

MWh	209,157	574,780
R$ million	22	62

Energy sold

	3rd qrt/08		9 month/08

Distribution	R$ million	MWh	R$ million	MWh

State utilities	8.9	32,820	25.4	93,081
Industrial	2.8	9,089	7.6	24,153
Residential	18.3	64,079	52.1	182,208
Commercial	10.0	31,973	28.0	90,232
Other	1.8	13,253	5.3	36,391

Total	41.8	151,214	118.4	426,066

Fuel for production of electric energy

		3rd qrt/08		9 month/08

Type	Metric	Quantity	Value	Quantity	Value
	unit		R$ million		R$ million

Diesel	Litres	11,790,194	24	33,965,627	66

Losses - %

3rd qrt/08		9 month/08

Technical	Commercial	Technical	Commercial

8.8	19.56	8.8	17.63

DEC- Duration of interruptions - in hours

3rd qrt/08	9 month/08

3.92	11.06

FEC – Frequency of interruptions – Number of outages

3rd qrt/08	9 month/08

5.81	15.35

TMA – Average response time – in minutes

3rd qrt/08	9 month/08

283	218.6

Extension of distribution lines (km)

3rd qrt/08	9 month/08

8.02	21.9

Average tariff – R$/MWh

3rd qrt/08	9 month/08

285.70	285.84

Main investments - R$ million

Project	3rd qrt/08	9 month/08

Distribution	14.44	36.39

Installation of urban distribution system	0.65	4.49
Luz para todos (Light for All)	12.85	29.37
Maintenance of energy distribution system	0.93	2.53
Maintenance of isolated system	-	-

Other	0.06	0.25

Maintenance of assets and property	-	-

Maintenance of vehicles and machinery	0.06	0.20
Maintenance of info assets	-	0.05

Total	14.50	36.63

Loans and Financing – R$ million

Creditor	Balance on	Due date	Currency
	09/30/08

Eletrobrás	41	After 2013	R$

Loans and	2008	2009	2010	2011	2012	2013	After 2013

Financing	19	10					19

Energy Purchase	2008	2009	2010	2011	2012	2013	After 2013

Agreement	11	7	6	6	5	3	11

Default – more than 120 days – on 09/30/08

Class	R$ million

Industrial	0.34
Residential	5.81
Commercial	2.00
Other	23.05

Total	31.20

Number of employees – 09/30/08

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	Over 25	Total

65	0	0	39	47	86	237

Department	Number of employees

Field	100
Administrative	137

Complementary work force – 09/30/08

Contracted	Other (*)

486	01

(*) Employees from others companies of the Eletrobrás System

Marketletter – September 2008	Ceal

Balance Sheet for the period ended on September 30
(R$ thousand)

	2008	2007

Assets
Current Assets
Cash and banks	16,182	6,691
Open-market applications	5,435	4,184
Consumers and concessionaires	410,559	339,255
Social tariff for low-income consumers	9,221	7,367
Debtors	2,742	2,640
(-) Provision for credits of questionable liquidation	(168,819)	(123,604)
Other credits	9,293	7,679
Taxes and social contributions to compensate	5,916	6,373
Stored materials	3,617	5,558
Program for reduction of electric energy consumption	4,499	4,508
Tariff charges	1,460	1,490
Free energy	8,986	8,705
Regulatory assets	39,434	17,194

	348,525	288,040

Non-Current Assets
Consumers	38,574	39,715
Taxes and social contributions to compensate	3,267	2,960
(-) Provision for credits of questionable liquidation	(12,747)	-
Collaterals and tied deposits	37,443	52,182
Non-managerial tariff values to compensate	5,989	5,716
Others	6,749	6,603

	79,275	107,176

Investments	169	169
Property, plant and equipment	285,786	271,320
Deferred	2,519	1,213

	288,474	272,702

Total Assets	716,274	667,918

(R$ thousand)

Liabilities	2008	2007

Current Liabilities
Suppliers	44,674	46,026
Payment-roll	3,947	4,144
Taxes and social contributions	83,616	80,237
Loans and financing	42,318	57,179
Provision for vacations and social charges	11,948	10,277
Provision for contingencies	29,330	31,225
Regulatory taxes	3,300	3,075
Social tariff for low-income consumers	625	979
Program for the reduction of electric energy consumption	2,417	2,428
Tariff charges	1,103	1,107
Program for energy efficiency	24,333	17,381
Non-managerial tariff values to compensate	8,171	15,329
Others	22,282	18,773

	278,064	288,160

Non-Current Liabilities
Taxes and social contributions	19,411	18,673
Loans and financing	347,236	266,482
Others	9,610	3,880

	376,257	289,035

Stockholders’ Equity
Social Capital	218,393	218,393
Accrued losses	(390,013)	(354,194)

	(171,620)	(135,801)

Resources for capital increase	233,573	226,524

	61,953	90,723

Total Liabilities	716,274	667,918

Statement of Income for the period ended on September 30
(R$ thousand)

	2008	2007

Operating Revenue
Supply and gross supply of electric energy	564,972	502,198
Social tariff for low-income consumers	37,985	32,418
Other revenues	18,636	20,066

	621,593	554,682

Deductions to Operating Revenue
ICMS tax on sale of electric energy	(116,449)	(104,348)
Social contribution - COFINS	(31,862)	(27,391)
Social contribution - PASEP	(7,059)	(5,971)
Global Reversion Reserve	(2,122)	(3,362)
Consumer charge - Energetic Efficiency Project - PEE	(2,228)	(556)
Consumer charge - Energetic development account - CDE	(3,482)	(3,287)
Consumer charge - Fuel consumption account - CCC	(9,376)	(22,690)
Consumer charge –Research and Development	(1,328)	(1,393)
Others	(67)	(22)

	(173,973)	(169,020)

Net Operating Revenue	447,620	385,662

Cost of electric energy service
Cost with energy
Electric energy purchased for resale	(180,833)	(166,703)
Charge on the use of transmission grid	(24,894)	(19,278)

	(205,727)	(185,981)

Cost of operation
Personnel	(40,493)	(38,750)
Material	(2,875)	(3,023)
Third party services	(16,250)	(16,112)
Depreciation and amortization	(20,913)	(17,672)
Others	5	(1,111)

	(80,526)	(76,668)

Total cost services rendered	(286,253)	(262,649)

Gross Income	161,367	123,013

Operating Expenses
Expenses with sales	(84,591)	(79,755)
Administrative and general expenses	(49,470)	(26,151)

	(134,061)	(105,906)

Result of Service	27,306	17,107

Financial Revenues (Expenses)	(52,377)	(30,140)
Operating Result	(25,071)	(13,033)
Non-Operating Revenue	416	580
Non-Operating Expense	(1,972)	(2,323)
Non-Operating Result	(1,556)	(1,743)

Result before taxes	(26,627)	(14,776)
Provision for social contribution on net income	(1,170)	(675)
Provision for income tax	(2,928)	(1,493)

Net income (loss) for the period	(30,725)	(16,944)

Net income (loss) per share – R$	(0.0873)	(0.048)

							R$ million

EBITDA				EBITDA Margin

3rd qrt /08	3rd qrt /07	9 month/08	9 month/07	3rd qrt /08	3rd qrt /07	9 month/08	9 month/07

41.24	38.69	48.22	34.78	20.65%	22.50%	10.77%	9.02%

Market Data

Electric energy purchased for resale

	3rd qrt/08	9 month/08

R$ million	58	181

Energy sold

	3rd qrt/08		9 month/08

Distribution	R$ million	MWh	R$ million	MWh

Industrial	23	100,025	69	291,357
Residential	77	188,021	243	605,467
Commercial	44	107,254	142	345,151
Rural	4	15,853	23	114,171
Government	11	27,983	34	90,757
Public ilumination	8	32,967	22	98,683
Public service	10	39,654	27	120,232

Total	177	511,757	560	1,665,817

Losses - %

3rd qrt/08		9 month/08

Technical	Commercial	Technical	Commercial

8.73	21.51	8.73	20.27

DEC- Duration of interruptions - in hours

3rd qrt/08	9 month/08

4.4596	14.2367

FEC – Frequency of interruptions – Number of outages

3rd qrt/08	9 month/08

3.4706	11.2975

TMA – Average response time – in minutes

3rd qrt/08	9 month/08

120	109

Average tariff – R$/MWh

3rd qrt/08	9 month/08

278.37	269.74

Main investments - R$ million

Project	3rd qrt/08	9 month/08

Distribution	27	53

Citizen energy	17	32
Northeastern region energy	10	21

Other	-	1

Total	27	54

Loans and Financing – R$ million

Creditor	Balance on 09/30/08	Due date	Currency

Eletrobrás	303	2019	R$
Faceal	37	2015	R$
BMB	1	2010	R$
BNDES	1	2013	R$
BIC Bank	7	2010	R$
B. Brasil	5	2008	R$
Lloyds Bank	1	2024	US$

Contract obligations on 06/30/08 – R$ million

Loans and Financing	3rd quarter/08	2008	2009	2010	2011	2012	2013	After 2013

Local currency	388	42	98	95	27	26	28	72

Foreign currency	1	-	-	-	-	-	-	1

Energy Purchase
Agreement	2008	2009	2010	2011	2012	2013	After 2013

MWh	3,404,170	3,559,661	3,630,451	3,669,372	3,853,249	3,929,245	11,623,947

R$ million	247,892	284,435	295,199	301,215	322,257	331,789	1,030,615

Average purchase tariff-Contracts	72.82	79.91	81.31	82.09	83.63	84.44	88.66

Default – more than 90 days – on 09/30/08

Class	R$ million

Industrial	44
Residential	8
Commercial	12
Rural	20
Government	12
Public ilumination	9
Public service	68

Total	173

Number of employees – 09/30/08

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

305	-	02	208	202	462	1,179

Department	Number of employees

Field	613
Administrative	566

Marketletter – September 2008	Cepisa

Balance Sheet for the period ended on September, 30
(R$ thousand)

Assets	2008	2007

Current Assets
Cash and banks	18,136	10,529
Open-market applications	39,136	10,619
Consumers, concessionaires and affiliates	470,886	395,820
Bonds receivable	32,993	24,456
Provision for credits of questionable liquidation	(311,334)	(244,721)
Non-managerial tariff values to compensate	697	762
Taxes and contributions	14,743	23,449
Low-income consumption – subsidies to receive	9,615	13,240
Stored materials	6,809	10,094
Other credits	5,942	6,488

	287,623	250,736

Non-Current Assets
Bonds receivable	3,104	4,792
Emergency program for reduction of electric energy consumption	178	178
Legal deposits	39,361	31,812
Others	127	127

	42,770	36,909

Investments	146	146
Property, plant and equipment	284,499	279,028

	284,645	279,174

Total Assets	615,038	566,819

(R$ thousand)

Liabilities and Stockholders Equity	2008	2007

Current Liabilities
Suppliers	64,169	67,230
Payment-roll	4,756	4,484
Debt charges	928	1,749
Loans and financing	80,434	72,153
Regulatory taxes	7,246	7,029
Research and development	21,333	15,218
Private security fund	7,101	7,837
Taxes and contributions	29,897	26,642
Program for tax recovery - REFIS	2,497	4,199
Estimated obligations	11,563	12,096
Provision for civil and labor contingencies	23,294	29,639
Other payable accounts	9,591	3,944

	262,809	252,220

Non-Current Liabilities
Free energy	18,748	19,787
Loans and financing	469,260	388,326
Private security fund	76,731	77,673
Rationing tax	744	744
FINSOCIAL - Legal proceedings	119	120
Other payable accounts	805	1,172

	566,407	487,822

Discovered Liability
Social Capital	375,023	375,023
Capital Reserves	31,536	26,050
Accumulated losses	(1,108,185)	(987,412)
Resources for capital increase	487,448	413,116

	(214,178)	(173,223)

Total Liabilities and Stockholders Equity	615,038	566,819

Statement of Income for the period ended on September 30
(R$ thousand)

Operating Revenue	2008	2007

Supply of electric energy	552,011	487,709
Use of grid and short-term energy	23,213	13,771
Other revenues	6,394	3,374

	581,618	504,854

Deductions to Operating Revenue
Service tax - ICMS	(117,110)	(103,550)
Social contribution - PIS/PASEP	(9,597)	(7,906)
Social contribution - COFINS	(44,203)	(38,369)
Regulatory assets	(143)	(4,271)
Global Reversion Reserve	(2,869)	(3,179)
Consumer charge	(18,355)	(15,069)

	(192,277)	(172,344)

Net Operating Revenue	389,341	332,510

Cost with electric energy
Cost with electric energy	(180,471)	(163,210)
Cost with operation	(136,424)	(122,546)
Cost of service rendered to third parties	(4)	(110)

	(316,899)	(285,866)

Gross Operating Result	72,442	46,644

Operating Expenses
Expenses with sales	(47,234)	(51,641)
Administrative and general expenses	(5,668)	(7,304)

	(52,902)	(58,945)

Result of service	19,540	(12,301)

Financial Revenues (Expenses)
Income from financial applications	1,812	1,595
Arrears – energy sold	6,942	7,012
Debt charges	(47,321)	(38,279)
Debt monetary variation	(11,258)	(7,250)
Other financial expenses	(18,671)	(3,126)

	(68,496)	(40,048)

Operating Result	(48,956)	(52,349)

Non-Operating Revenues	1,588	2,194
Non-Operating Expenses	(489)	(31)

Non-Operating Result	1,099	2,163

Loss for the period	(47,857)	(50,186)

R$ million

EBITDA				EBITDA Margin

3rd qrt /08	3rd qrt /07	9 month/08	9 month/07	3rd qrt /08	3rd qrt /07	9 month/08	9 month/07

12.56	(8.39)	19.54	(12.30)	8.88%	(7.07%)	5.02%	(3.70%)

Market Data

Electric energy purchased for resale

	3rd qrt/08	9 month/08

MWh	825.215	2.248.193
R$ million	60,744	163,985

Energy sold

	3rd qrt/08		9 month/08

Distribution	R$ million	MWh	R$ million	MWh

State utilities	25,025	95.470	72,271	277.189
Industrial	12,539	59.892	35,949	172.420
Residential	67,987	187.795	197,140	549.109
Commercial	30,452	91.866	88,453	266.666
Other	4,959	22.777	12,716	57.148

Total	140,962	457.800	405,932	1,322.532

Losses - %

3rd qrt/08		9 month/08

Technical	Commercial	Technical	Commercial

14,4	24,96	13,93	21,70

DEC- Duration of interruptions - in hours

3rd qrt/08	9 month/08

9,82	36,95

FEC – Frequency of interruptions – Number of outages

3rd qrt/08	9 month/08

6,78	26,17

TMA – Average response time – in minutes

3rd qrt/08	9 month/08

113	134

Extension of transmission lines (km) – 09/30/08

Voltage (kV)

13.8	34.5	69.0

141.0	2,345.9	2,034.1

Extension of distribution lines (km) – 09/30/08

AT + BT urban	AT + BT rural

12,493	26,715

Average tariff – R$/MWh

3rd qrt/08	9 month/08

307,66	307,74

Main Investments - R$ million

Project	3rd qrt/08	9 month/08

Distribution	21,537205	47,854497
Others	5,377814	14,235626

Total	26,915019	62,090123

Loans and Financing – R$ million

Creditor	Balance on	Due date	Currency
09/30/08

Eletrobrás	412,89	2017	IGPM/FINE
Banco do Brasil	4,16	2014	IGPM
Chesf	122,67	2009	IGPM
Banco do Brasil-Morgan	9,97	2024	DOLAR

Contract obligations on 09/30/08

Loans and	2008	2009	2010	2011	2012	2013	After 2013

Financing– R$ million	80,43	72,83	90,12	56,93	45,64	61,12	142,62

Energy Purcahse	2008	2009	2010	2011	2012	2013	After 2013

Agreement - MWh	3.110.207	3.365.314	3.614.419	4.081.723	4.564.964	3.302.113	40.140.743

Default – more than 120 days – on 09/30/08

Class	R$ million

Industrial	20,31
Residential	60,95
Commercial	22,80
Other	216,59

Total	320,65

Number of employees – 09/30/08

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	Over 25	Total

7	1	2	110	310	664	1094

Department	Number of employees

Field	593
Administrative	501

Complementary work force – 09/30/08

Outsourced	Other (*)

1,013	7

(*) Employees from others companies of the Eletrobrás System

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2008

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.